2007 Annual Report







ACCURIDE®
CORPORATION



John R. Murphy
President & CEO

Dear Fellow Shareholder:

Due primarily to the downturn in the North American commercial vehicle industry during 2007 our results declined significantly. Accuride's current product and service offering creates a significant dependence on the highly cyclical commercial vehicle industry. Our dependence on this industry reinforced our commitment to drive change throughout Accuride; we certainly do not intend to become a victim of the cyclical economic downturn.

To jumpstart strategic change at Accuride during 2007, we made a number of management changes at the top level of the Company. With the new management team in place, we expect to gain momentum in terms of operational improvement and strategic execution. The new management team has taken a strong approach to improving our operations and enhancing our product and services offerings.

For example, during 2007, we:

- Generated significant cash flow;
- Strengthened customer relationships;
- Restructured and upgraded facilities to maximize efficiencies;
- Successfully negotiated four labor agreements; and
- Introduced new products and services to the industry.

And, although 2008 is expected to be another challenging year for the industry, we will pursue strategic business initiatives that will allow us to:

- Realize organic growth;
- Further diversify our product offering;
- Increase our presence in the aftermarket;
- Deepen our customer focused, market-driven strategy;
- Continue to improve our operations; and
- Expand our geographic footprint.

By so doing, we will attempt to mitigate the impact of future industry downturns on Accuride. Moreover, these initiatives will allow us to continue to be a leader in research, design, service, and product development to provide innovative solutions for our customers with the goal of achieving ever-increasing value for our shareholders.

John R. Murphy

Sincerely,
John R. Murphy
Accuride President and CEO

Our Brands

Through the Accuride Wheels brand, we offer the broadest product line in the North American heavy- and medium-duty commercial vehicle wheel industry, also providing wheels for buses, commercial light trucks, as well as specialty and military vehicles.

Bostrom is a leading brand of air suspension and static seating systems for heavy- and medium-duty trucks, the related aftermarket, and school and transit buses.

The Brillion brand includes products ranging from lightweight, intricate thin walled castings to highly cored, heavy sectioned castings for a wide range of industries, including the heavy- and medium-duty truck, industrial machinery, agricultural equipment, lawn and garden equipment, and construction equipment markets.

Fabco is a leading brand of all wheel drive systems and specialty drivetrain solutions for on- and off-highway commercial vehicles.

Gunite is a leading North American brand of wheel-end systems and components for the heavy- and medium-duty truck market and the related aftermarket, providing products such as brake drums, disc wheel hubs, spoke wheels, rotors, and slack adjusters.

Through the Imperial brand, we supply truck body and chassis components, primarily to the heavy- and medium-duty truck manufacturers, including bus manufacturers. These components include bumpers, battery and tool boxes, front grille assemblies, fuel tanks, roofs, fenders, cross-members, bus chassis assemblies and other bus components. We also provide industrial carts and other assemblies to a prominent commercial products company, and large welded frames to a concert speaker manufacturer. In addition, through Imperial, we provide a variety of value-added services, such as chrome plating, polishing, kitting, and assembly.

Through our diversified brands, we provide packaged solutions for our customers such as light-weight fuel-saving options.



ACCU-SHIELD™ Aluminum Wheel
Wheel-Guard®
Accu-Lite™ HSLA Steel Wheel
Wheel-Guard®
GOLD Brake Drum
High Performance TRU-SET® Hub

Corporate Profile

Accuride Corporation (NYSE: ACW) is one of North America's largest and most diversified manufacturers and suppliers of commercial vehicle components. With products marketed under six industry brand names, Accuride's wide variety of components hold leading market positions.

While competing in the North American commercial vehicle industry, Accuride provides product to the heavy-, medium-, and light-duty truck markets and the bus, specialty, and military vehicle markets.

The Company's primary product lines are standard equipment used by virtually all North American heavy- and medium-duty original equipment manufacturers (OEMs).

Sales by Product



Other Components 15%
Seating Assemblies 5%
Wheels 47%
Truck Body & Chassis Parts 13%
Wheel-end Components & Assemblies 20%

* *The percentages reported in the above graph include aftermarket sales which represent approximately 24% of Accuride's total sales.*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2007

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from to

Commission File Number 333-50239

ACCURIDE CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**61-1109077** (I.R.S. Employer Identification No.)
7140 Office Circle, Evansville, Indiana (Address of Principal Executive Offices)	**47715** (Zip Code)

Registrant's telephone number, including area code: **(812) 962-5000**

Securities registered pursuant to Section 12(b) of the Act:
"None"

Securities registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	New York Stock Exchange

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-Accelerated Filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates based on the New York Stock Exchange closing price as of June 30, 2007 (the last business day of registrant's most recently completed second fiscal quarter) was approximately $542,794,382. This calculation does not reflect a determination that such persons are affiliates of registrant for any other purposes.

The number of shares of Common Stock, $.01 par value, of Accuride Corporation outstanding as of March 13, 2008 was 35,413,719.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Registrant's 2008 Annual Meeting of stockholders are incorporated by reference in Part III of this Form 10-K.

ACCURIDE CORPORATION
FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2007

PART I

Item 1. Business

The Company

We are one of the largest and most diversified manufacturers and suppliers of commercial vehicle components in North America. Our products include commercial vehicle wheels, wheel-end components and assemblies, truck body and chassis parts, seating assemblies and other commercial vehicle components. We market our products under some of the most recognized brand names in the industry, including Accuride, Gunite, Imperial, Bostrom, Fabco and Brillion. We believe that we have number one or number two market positions in steel wheels, forged aluminum wheels, brake drums, disc wheel hubs, spoke wheels, metal grills, metal bumpers, crown assemblies, chrome plating and polishing, seating assemblies and fuel tanks in commercial vehicles. We serve the leading original equipment manufacturers, or OEMs, and their related aftermarket channels in most major segments of the commercial vehicle market, including heavy- and medium-duty trucks, commercial trailers, light trucks, buses, as well as specialty and military vehicles.

Our primary product lines are standard equipment used by a majority of North American heavy- and medium-duty truck OEMs, creating a significant barrier to entry. We believe that substantially all heavy-duty truck models manufactured in North America contain one or more of our components.

Our diversified customer base includes substantially all of the leading commercial vehicle OEMs, such as Daimler Truck North America, LLC, with its Freightliner, Sterling and Western Star brand trucks, PACCAR, Inc., with its Peterbilt and Kenworth brand trucks, International Truck and Engine Corporation, with its International brand trucks, and Volvo Truck Corporation, or Volvo/Mack, with its Volvo and Mack brand trucks. Our primary commercial trailer customers include leading commercial trailer OEMs, such as Great Dane Limited Partnership and Wabash National, Inc. Our major light truck customer is General Motors Corporation. Our product portfolio is supported by strong sales, marketing and design engineering capabilities and is manufactured in 23 strategically located, technologically-advanced facilities across the United States, Mexico, and Canada.

Our business consists of seven operating segments that design, manufacture, and distribute components for trucks, trailers, and other vehicles. These operating segments are aggregated into three reportable segments as each reportable segment has similar economic characteristics, products and production processes, class of customer and distribution methods. The Wheels segment's products consist of wheels for heavy- and medium-duty trucks and commercial trailers. The Components segment's products consist of truck body and chassis parts, wheel-end components and assemblies, and seats. The Other segment's products primarily consist of other commercial vehicle components, including steerable drive axles and gearboxes. We believe this segmentation is appropriate based upon management's operating decisions and performance assessment. Our financial results for the previous three fiscal years are discussed in "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operation" and "Item 8: Financial Statements and Supplementary Data" of this Annual Report.

Corporate History

Accuride Corporation, a Delaware corporation, and Accuride Canada Inc., a corporation formed under the laws of the province of Ontario, Canada, and a wholly owned subsidiary of Accuride, were incorporated in November 1986 for the purpose of acquiring substantially all of the assets and assuming certain of the liabilities of Firestone Steel Products, a division of The Firestone Tire & Rubber Company. The respective acquisitions by the companies were consummated in December 1986. In 1988, we were purchased by Phelps Dodge Corporation.

On November 17, 1997, we entered into a stock subscription agreement with Hubcap Acquisition L.L.C. pursuant to which Hubcap Acquisition, an affiliate of Kohlberg Kravis Roberts & Co. L.P., or KKR, acquired a controlling interest in our company.

On January 31, 2005, pursuant to the terms of an agreement and plan of merger, a wholly owned subsidiary of Accuride was merged with and into Transportation Technologies Industries, Inc., or TTI, resulting in TTI becoming a wholly owned subsidiary of Accuride, which we refer to as the TTI merger. Upon consummation of the TTI merger, the stockholders of Accuride prior to consummation of the TTI merger owned 66.88% of the common stock of the combined company and the former stockholders of TTI owned 33.12% of the common stock of the combined company. TTI was founded as Johnstown America Industries, Inc. in 1991 in connection with the purchase of Bethlehem Steel Corporation's freight car manufacturing operations. After an initial public offering in July 1993, TTI continued to grow and transform its business through a series of acquisitions in the truck components industry completed between 1995 and 1999, which, together with continuing improvement in market conditions in the truck component industry, represented substantially all of its sales growth during such period. Following the sale of TTI's freight car operations in June 1999, it changed its name to Transportation Technologies Industries, Inc. In March 2000, TTI was acquired in a going-private transaction by an investor group led by its management and Trimaran Capital Partners, or Trimaran.

Initial Public Offering

We completed the initial public offering of 11 million shares of our common stock on April 26, 2005, and our common stock has continued to trade on the New York Stock Exchange under the symbol "ACW." We used the net proceeds of approximately $89.6 million from the IPO to repay a portion of our long-term debt.

Product Overview

We believe we design, produce, and market one of the broadest portfolios of commercial vehicle components in the industry. We classify our products under several categories, which include wheels, wheel-end components and assemblies, truck body and chassis parts, seating assemblies, and other commercial vehicle components. The following describes our major product lines and brands.

Wheels (Approximately 47% of our 2007 net sales and 48% of our 2006 net sales and 2005 pro forma net sales)

We are the largest North American manufacturer and supplier of wheels for heavy- and medium-duty trucks and commercial trailers. We offer the broadest product line in the North American heavy- and medium-duty wheel industry and are the only North American manufacturer and supplier of both steel and forged aluminum heavy- and medium-duty wheels. We also produce wheels for buses, commercial light trucks, pick-up trucks, sport utility vehicles and vans. We market our wheels under the Accuride brand. A description of each of our major products is summarized below.

- ***Heavy- and medium-duty steel wheels.*** We offer the broadest product line of steel wheels for the heavy- and medium-duty truck and commercial trailer markets. The wheels range in diameter from 17.5" to 24.5" and are designed for load ratings ranging from 2,400 to 13,000 lbs. We also offer a number of coatings and finishes which we believe provide the customer with increased durability and exceptional appearance. We are the standard steel wheel supplier to most North American heavy- and medium-duty truck OEMs and to a number of North American trailer OEMs.

- ***Heavy- and medium-duty aluminum wheels.*** We offer a full product line of aluminum wheels for the heavy- and medium-duty truck and commercial trailer markets. The wheels range in diameter from 19.0" to 24.5" and are designed for load ratings ranging from 7,000 to 13,000 lbs.

Aluminum wheels are generally lighter in weight, more readily stylized, and approximately 3.5 times as expensive as steel wheels.

- ***Light truck steel wheels.*** We manufacture light truck single and dual steel wheels that range in diameter from 16" to 20" for customers such as General Motors and DaimlerChrysler Corporation. We are focused on larger diameter wheels designed for select truck platforms used for carrying heavier loads.

Wheel-End Components and Assemblies (Approximately 20% of our 2007 net sales, 21% of our 2006 net sales, and 22% of our 2005 pro forma net sales)

We are the leading North American supplier of wheel-end components and assemblies to the heavy- and medium-duty truck markets and related aftermarket. We market our wheel-end components and assemblies under the Gunite brand. We produce four basic wheel-end assemblies: (1) disc wheel hub/brake drum, (2) spoke wheel/brake drum, (3) spoke wheel/brake rotor and (4) disc wheel hub/ brake rotor. We also manufacture a full line of wheel-end components for the heavy- and medium-duty truck markets, such as brake drums, disc wheel hubs, spoke wheels, rotors and automatic slack adjusters. The majority of these components are critical to the safe operation of vehicles. A description of each of our major wheel-end components is summarized below:

- ***Brake Drums.*** We offer a variety of heavy- and medium-duty brake drums for truck, commercial trailer, bus, and off-highway applications. A brake drum is a braking device utilized in a "drum brake" which is typically made of iron and has a machined surface on the inside. When the brake is applied, air or brake fluid is forced, under pressure, into a wheel cylinder which, in turn, pushes a brake shoe into contact with the machined surface on the inside of the drum and stops the vehicle. Our brake drums are custom-engineered to exact requirements for a broad range of applications, including logging, mining, and more traditional over-the-road vehicles. To ensure product quality, we continually work with brake and lining manufacturers to optimize brake drum and brake system performance. Brake drums are our primary aftermarket product. The aftermarket opportunities in this product line are substantial as brake drums continually wear with use and eventually need to be replaced, although the timing of such replacement depends on the severity of use.

- ***Disc Wheel Hubs.*** We manufacture a complete line of traditional ferrous disc wheel hubs for heavy- and medium-duty trucks and commercial trailers. A disc wheel hub is the connecting piece between the brake system and the axle upon which the wheel and tire are mounted. In addition, we offer a line of lightweight cast iron hubs that provide users with improved operating efficiency. Our lightweight hubs utilize advanced metallurgy and unique structural designs to offer both significant weight savings and lower costs due to fewer maintenance requirements. Our product line also includes finely machined hubs for anti-lock braking systems, or ABS, which enhance vehicle safety.

- ***Spoke Wheels.*** Due to their greater strength and reduced downtime, we manufacture a full line of spoke wheels for heavy-and medium-duty trucks and commercial trailers. While disc wheel hubs have begun to displace spoke wheels, they are still popular for severe-duty applications such as off-highway vehicles, refuse vehicles, and school buses. Our product line also includes finely machined wheels for ABS systems, similar to our disc wheel hubs.

- ***Disc Brake Rotors.*** We develop and manufacture durable, lightweight disc brake rotors for a variety of heavy-duty truck applications. A disc rotor is a braking device that is typically made of iron with highly machined surfaces. Once a disc brake is applied, brake fluid from the master cylinder is forced into a caliper where it presses against a piston, which then squeezes two brake pads against the disc rotor and stops the vehicle. Disc brakes are generally viewed as more efficient, although more expensive, than drum brakes and are often found in the front of a vehicle with drum brakes often located in the rear. We manufacture ventilated disc brake rotors that significantly improved heat dissipation as required for applications on Class 7 and 8 vehicles. We offer one of the most complete lines of heavy-duty and medium-duty disc brake rotors in the industry.

- ***Automatic Slack Adjusters.*** Automatic slack adjusters react to, and adjust for, variations in brake shoe-to-drum clearance and maintain the proper amount of space between the shoe and drum. Our automatic slack adjusters automatically adjust the brake shoe-to-brake drum clearance, ensuring that this clearance is always constant at the time of braking. The use of automatic slack adjusters reduces maintenance costs, improves braking performance and minimizes side-to-pull and stopping distance.

Truck Body and Chassis Parts (Approximately 14% of our 2007 and 2006 net sales and 12% of our 2005 pro forma net sales)

We are a leading supplier of truck body and chassis parts to heavy- and medium-duty truck manufacturers, including bus manufacturers. We fabricate a broad line of truck body and chassis parts under the Imperial brand name, including bumpers, battery and toolboxes, crown assemblies, bus component and chassis assemblies, fuel tanks, roofs, fenders, and crossmembers. We also provide a variety of value-added services, such as chrome plating and polishing, hood assembly, and the kitting and assembly of exhaust systems.

We specialize in the fabrication of components requiring a significant amount of tooling or customization. Due to the intricate nature of these parts, our truck body and chassis parts manufacturing operations are characterized by low-volume production runs. Additionally, because each truck is uniquely customized to end user specifications, we have developed flexible production systems that are capable of accommodating multiple variations for each product design. A description of each of our major truck body and chassis parts is summarized below:

- ***Bumpers.*** We manufacture a wide variety of steel and aluminum bumpers, as well as polish and chrome these products with pre-plate and decorative polishing to meet specific OEM requirements.

- ***Fuel Tanks.*** We manufacture and assemble aluminum and steel fuel tanks, fuel tank ends and fuel tank straps, as well as polish fuel tanks.

- ***Bus Components and Chassis Assembly.*** We manufacture stainless steel chassis frames, body parts and fuel tanks for buses. We have developed a particular competency in the manufacture and assembly of low-floor bus chassis.

- ***Battery Boxes and Toolboxes.*** We manufacture, as well as polish, steel and aluminum battery and toolboxes for our heavy-duty truck OEM customers.

- ***Front-End Crossmembers.*** We fabricate and assemble front-end crossmembers for heavy-duty trucks. A crossmember is a structural component of a chassis. These products are manufactured from heavy steel and assembled to customer line-set schedules.

- ***Muffler Assemblies.*** We fabricate, assemble, chrome-plate and polish muffler assemblies consisting of large diameter exhaust tubing assembled with a muffler manufactured by a third party.

- ***Crown Assemblies and Components.*** We manufacture multiple styles of crown assemblies and components. A crown assembly is the highly visible front grill and nameplate of the truck. These products are fabricated from both steel and aluminum and are chrome-plated and polished.

- ***Other Products.*** We fabricate a wide variety of assemblies and chrome-plate and polish numerous other components for truck manufacturers, bus manufacturers, and OEM suppliers. These products include fenders, exhaust components, sun visors, windshield masts, step assemblies, quarter fender brackets, underbells, fuel tank supports, hood inner panels, door assemblies, dash panel assemblies, outrigger assemblies, diesel particulate filter assemblies, and various other components.

Seating Assemblies (Approximately 5% of our 2007 net sales and 6% of our 2006 net sales and our 2005 pro forma net sales)

Under the Bostrom brand name, we design, engineer and manufacture air suspension and static seating assemblies for heavy- and medium-duty trucks, the related aftermarket, and school and transit buses. The majority of North American heavy-duty truck manufacturers offer our seats as standard equipment or as an option.

Seating assemblies are primarily differentiated on comfort, price, and quality, with driver comfort being especially important given the substantial amount of time that truck drivers spend on the road. Our seating assemblies typically utilize a "scissor-type" suspension, which we believe offers superior cushioning for the driver.

Other Components (Approximately 15% of our 2007 net sales, 11% of our 2006 net sales, and 12% of our 2005 pro forma net sales)

We produce other commercial vehicle components, including steerable drive axles and gearboxes as well as engine and transmission components.

- ***Military Wheels.*** We produce steel wheels for military applications under the Accuride brand name. In addition, we are developing aluminum wheels for future applications to reduce vehicle weight.
- ***Steerable Drive Axles and Gear Boxes.*** We believe we are a leading supplier of steerable drive axles, gearboxes and related parts for heavy- and medium-duty on/off highway trucks and utility vehicles under the Fabco and Sisu brand names. Our axles and gearboxes are utilized by most major North American heavy- and medium-duty truck manufacturers and modification centers. We also supply replacement parts for all of our products to OEMs and, in some cases, directly to end users. Our quick turnaround of parts minimizes the need for our customers to maintain their own parts inventory.
- ***Transmission and Engine-Related Components.*** We believe we are a leading manufacturer of transmission and engine-related components to the heavy- and medium-duty truck markets under the Brillion brand name, including flywheels, transmission and engine-related housings and chassis brackets.
- ***Industrial Components.*** We produce components for a wide variety of applications to the industrial machinery and construction equipment markets under the Brillion brand name, including flywheels, pump housings, small engine components, and other industrial components. Our industrial components are made to specific customer requirements and, as a result, our product designs are typically proprietary to our customers.
- ***Non-Powered Farm Equipment.*** We also design, manufacture and market a line of farm equipment and lawn and garden products for the "behind-the-tractor" market, including pulverizers, seeders, mulchers, deep tillers, grass feeders, and cultivators under the Brillion brand name.

Customers

We market our components to more than 1,000 customers, including most of the major North American heavy- and medium-duty truck and commercial trailer OEMs, as well as to the major aftermarket suppliers, including OEM dealer networks, wholesale distributors, and aftermarket buying groups. Our largest customers are Freightliner, PACCAR, International, and Volvo/ Mack, which combined accounted for approximately 55% of our net sales in 2007. We have long-term relationships with our larger customers, many of whom have purchased components from us or our predecessors for more than 45 years. We garner repeat business through our reputation for quality and position as a standard supplier for a variety of truck lines. We believe that we will continue to be able to effectively compete for our customers' business due to the high quality of our products, the breadth of our product portfolio, and our continued innovation.

Sales and Marketing

We have an integrated, corporate-wide sales and marketing group. We have dedicated salespeople and sales engineers who reside near the headquarters of each of the four major truck OEMs and who spend substantially all of their professional time coordinating new sales opportunities and developing our relationship with the OEMs. These sales professionals function as a single point of contact with the OEMs, providing "one-stop shopping" for all of our products. Each brand has marketing personnel who, together with applications engineers, have in-depth product knowledge and provide support to the designated OEM salespeople.

We also have fleet sales coverage focused on our wheel-end and seating assembly markets who seek to develop relationships directly with fleets to create "pull-through" demand for our products. This effort is intended to help convince the truck OEMs to designate our products as standard equipment and to create sales by encouraging fleets to specify our products on the trucks that they purchase, even if our product is not standard equipment. This same group provides aftermarket sales coverage for our various products, particularly wheels, wheel-ends, and seating assemblies. These salespeople promote and sell our products to the aftermarket, including OEM dealers, warehouse distributors and aftermarket buying groups. This group has contributed to our growth in aftermarket sales.

International Sales

We consider sales to customers outside of the United States as international sales. International sales were $139.5 million, or approximately 14%, of our 2007 net sales. For additional information, see Note 12 to the "Notes to Consolidated Financial Statements" included herein.

Manufacturing

We operate 23 facilities, which are characterized by advanced manufacturing capabilities, in North America. Our U.S. manufacturing operations are located in Alabama, California, Illinois, Indiana, Kentucky, Ohio, Pennsylvania, Tennessee, Texas, Virginia, Washington, and Wisconsin. In addition, we have manufacturing facilities in Canada and Mexico. These facilities are strategically located to meet our manufacturing needs and the demands of our customers.

All of our significant operations are QS-9000/TS 16949 certified, which means that they comply with certain quality assurance standards for truck components suppliers. We believe our manufacturing operations are highly regarded by our customers, and we have received numerous quality awards from our customers including PACCAR's *Preferred Supplier* award and Freightliner's *Masters of Quality* award.

Competition

We operate in highly competitive markets. However, no single manufacturer competes with all of the products manufactured and sold by us in the heavy-duty truck market, and the degree of competition varies among the different products that we sell. In each of our markets, we compete on the basis of price, manufacturing and distribution capabilities, product quality, product design, product line breadth, delivery, and service.

The competitive landscape for each of our brands is unique. Our primary competitors in the wheel markets include Alcoa Inc., ArvinMeritor, Inc., and Hayes Lemmerz International, Inc. The competition in the wheel-ends and assemblies markets for heavy-duty trucks and commercial trailers is ArvinMeritor, Consolidated Metco Inc., and Webb Wheel Products Inc. The truck body and chassis parts markets are fragmented and characterized by many small private companies. The seating assemblies market has a limited number of competitors, with National Seating Company as our main competitor. Our major competitors in the industrial components market include 10 to 12 foundries operating in the Midwest and Southern regions of the United States and Mexico.

Raw Materials and Suppliers

We typically purchase steel for our wheel products from a number of different suppliers by negotiating high-volume contracts with terms ranging from one to three years. While we believe that our supply contracts can be renewed on acceptable terms, we may not be able to renew these contracts on such terms or at all. However, we do not believe that we are overly dependent on long-term supply contracts for our steel requirements as we have alternative sources available if need requires. Furthermore, it should be understood that the domestic steel industry does not have the capacity to support the economy at large and the market thus depends on a certain level of imports. Depending on market dynamics and raw material availability, the market is occasionally in tight supply, which may result in occasional industry allocations and surcharges.

We obtain aluminum for our wheel products through third-party suppliers. We believe that aluminum is readily available from a variety of sources. Aluminum prices have been volatile from time-to-time and increased significantly during 2005 before dropping off in the fourth quarter of 2007. We attempt to minimize such impact through selected customer supported hedge agreements, supplier agreements and customer price increases.

Major raw materials for our wheel-end and industrial component products are steel scrap and pig iron. We do not have any long-term contractual commitments with any steel scrap or pig iron suppliers, but do not anticipate having any difficulty in obtaining steel scrap or pig iron due to the large number of potential suppliers and our position as a major purchaser in the industry. A portion of the increases in steel scrap prices for our wheel-ends and industrial components are passed-through to most of our customers by way of a fluctuating surcharge, which is calculated and adjusted on a periodic basis. Other major raw materials include silicon sand, binders, sand additives and coated sand, which are generally available from multiple sources. Coke and natural gas, the primary energy sources for our melting operations, have historically been generally available from multiple sources, and electricity, another of these energy sources, has historically been generally available.

The main raw materials for our truck body and chassis parts are sheet and formed steel and aluminum. Certain price increases for these raw materials are passed-through to our largest customers for those parts on a contractual basis. We purchase major fabricating and seating materials, such as fasteners, steel, foam, fabric and tube steel, from multiple sources, and these materials have historically been generally available.

Employees and Labor Unions

As of December 31, 2007, we had approximately 3,500 employees, of which 927 were salaried employees with the remainder paid hourly. Unions represent approximately 1,650 of our employees, or 47% of the total. We have collective bargaining agreements with several unions, including (1) the United Auto Workers ("UAW"), (2) the International Brotherhood of Teamsters ("Teamsters"), (3) the United Steelworkers, (4) the International Association of Machinists and Aerospace Workers ("Machinists"), (5) the National Automobile, Aerospace, Transportation, and General Workers Union of Canada ("CAW") and (6) El Sindicato Industrial de Trabajadores de Nuevo Leon.

Each of our unionized facilities has a separate contract with the union that represents the workers employed at such facility. The union contracts expire at various times over the next few years with the exception of our union contract that covers the hourly employees at our Monterrey, Mexico, facility, which expires on an annual basis in January unless otherwise renewed. The 2008 negotiations in Monterrey were successfully completed prior to the expiration of our union contract. There is one contract expiring on August 31, 2008 for our Fabco facility in California. We do not anticipate that the outcome of these negotiations will have a material adverse effect on our operating performance or costs. Our contract with the UAW at our Rockford, Illinois, facility expired in November 2007. We were not able to negotiate a mutually acceptable agreement with the UAW, and as a result on November 18, 2007, we began an indefinite lock-out in order to protect the supply of products to our customers as well as provide security for facility personnel and equipment. On March 9, 2008, the workers represented by the UAW voted to approve a new contract. Although we expect the UAW workers to return to work in the near future, we continue to operate the facility with salaried employees and outside contractors. While we did not experience a supply disruption to our customers during the lockout, there is no guarantee that the lock-out and the reinstatement of the unionized workforce will not have a material adverse affect on pre-tax earnings in 2008.

Intellectual Property

We believe that our trademarks, patents, copyrights and other proprietary rights are important to our business. We have numerous trademarks, patents, and copyrights in the United States and in certain foreign countries. We are not aware of any current or pending suits in connection with any of our trademarks, patents or copyrights.

Backlog

Our production is based on firm customer orders and estimated future demand. Since firm orders generally do not extend beyond 15-45 days and we generally meet all requirements, backlog volume is generally not significant.

Cyclical and Seasonal Industry

The commercial vehicle components industry is highly cyclical and, in large part, depends on the overall strength of the demand for heavy- and medium-duty trucks. These industries have historically experienced significant fluctuations in demand based on factors such as general economic conditions, gas prices, interest rates, government regulations, and consumer confidence. From mid-2000 through 2003, the industry was in a severe downturn. From 2004 though 2006, major OEM customers experienced an upturn in net orders, which resulted in stronger industry conditions. Since the second quarter of 2007, the commercial vehicle market has experienced a severe drop in production as predicted by analysts, including America's Commercial Transportation ("ACT") Publications. This is mostly due to changes in emissions standards that became effective in 2007. We expect that demand for our products in 2008 will be similar to 2007 from a full year perspective.

In addition, our operations are typically seasonal as a result of regular customer maintenance and model changeover shutdowns, which typically occur in the third and fourth quarter of each calendar year. This seasonality may result in decreased net sales and profitability during the third and fourth fiscal quarters of each calendar year.

Environmental Matters

Our operations, facilities, and properties are subject to extensive and evolving laws and regulations pertaining to air emissions, wastewater discharges, the handling and disposal of solid and hazardous materials and wastes, the investigation and remediation of contamination, and otherwise relating to health, safety and the protection of the environment and natural resources. As a result, we are involved from time to time in administrative or legal proceedings relating to environmental, health and safety matters, and have in the past and will continue to incur capital costs and other expenditures relating to such matters. In addition to environmental laws that regulate our subsidiaries' ongoing operations, our subsidiaries are also subject to environmental remediation liability. Under the federal Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, and analogous state laws, our subsidiaries may be liable as a result of the release or threatened release of hazardous materials into the environment. Our subsidiaries are currently involved in several matters relating to the investigation and/or remediation of locations where they have arranged for the disposal of foundry and other wastes. Such matters include situations in which we have been named or are believed to be Potentially Responsible Parties under CERCLA or state and local laws in connection with the contamination of these sites. Additionally, environmental remediation may be required to address soil and groundwater contamination identified at certain facilities.

As of December 31, 2007, we had an environmental reserve of approximately $2.6 million, related primarily to TTI's foundry operations. This reserve is based on current cost estimates and does not reduce estimated expenditures to net present value, but does take into account the benefit of a contractual indemnity given to us by a prior owner of our wheel-end subsidiary. The failure of the indemnitor to fulfill its obligations could result in future costs that may be material. Any cash expenditures required by us or our subsidiaries to comply with applicable environmental laws and/or to pay for any remediation efforts will not be reduced or otherwise affected by the existence of the environmental reserve. We currently anticipate spending approximately $0.2 million per year in 2008 through 2011 for monitoring the various environmental sites associated with the environmental reserve, including attorney and consultant costs for strategic planning and negotiations with regulators and other potentially responsible parties, and payment of remedial investigation costs. Based on all of the information presently available to us, we believe that our environmental reserves will be adequate to cover the future costs related to the sites associated with the environmental reserves, and that any additional costs will not have a material adverse effect on our financial condition, results of operations or cash flows. However, the discovery of additional sites, the modification of existing or the promulgation of new laws or regulations, more vigorous enforcement by regulators, the imposition of joint and several liability under CERCLA or analogous state laws, or other unanticipated events could also result in such a material adverse effect.

The final Iron and Steel Foundry National Emission Standard for Hazardous Air Pollutants, or NESHAP, was developed pursuant to Section 112(d) of the Clean Air Act and requires all major sources of hazardous air pollutants to install controls representative of maximum achievable control technology. We are evaluating the applicability of the Iron and Steel Foundry NESHAP to our foundry operations. If applicable, compliance with the Iron and Steel Foundry NESHAP may result in future significant capital costs, which we currently expect to be approximately $6 million in total during the period 2008 through 2009.

Website Access to Reports

We make our periodic and current reports available, free of charge, on our website as soon as practicable after such material is electronically filed with the Securities and Exchange Commission. Our website address is www.accuridecorp.com and the reports are filed under "SEC Filings" in the Investor Information section of our website.

Item 1A. Risk Factors

Factors That May Affect Future Results

In this report, we have made various statements regarding current expectations or forecasts of future events. These statements are "forward-looking statements" within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are also made from time-to-time in press releases and in oral statements made by our officers. Forward-looking statements are identified by the words "estimate," "project," "anticipate," "will continue," "will likely result," "expect," "intend," "believe," "plan," "predict" and similar expressions. The following statements are also considered forward-looking:

- the commercial vehicle industry appears to be in a cyclical downturn;
- the availability of working capital and additional capital to Accuride;
- continuation of operational improvements and sources of supply of raw materials; and
- the lack of future supply disruption as a result of labor issues.

Such forward-looking statements are based on assumptions and estimates, which although believed to be reasonable, may turn out to be incorrect. Therefore, undue reliance should not be placed upon these estimates and statements. These statements or estimates may not be realized and actual results may differ from those contemplated in these "forward-looking statements." We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise. You are advised to consult further disclosures we may make on related subjects in our filings with the SEC. Our expectations, beliefs, or projections may not be achieved or accomplished. In addition to other factors discussed in the report, some of the important factors that could cause actual results to differ from those discussed in the forward-looking statements include the following:

Risks Related to Our Business and Industry

We are dependent on sales to a small number of our major customers and on our status as standard supplier on certain truck platforms of each of our major customers.

Sales, including aftermarket sales, to PACCAR, Freightliner, International Truck, and Volvo/Mack constituted approximately 16.6%, 16.5%, 13.5%, and 8.1%, respectively, of our 2007 net sales. No other customer accounted for more than 5% of our net sales for this period. The loss of any significant portion of sales to any of our major customers could have a material adverse effect on our business, results of operations, or financial condition.

We are a standard supplier of various components at a majority of our major customers, which results in recurring revenue as our standard components are installed on most trucks ordered from that platform, unless the end user specifically requests a different product, generally at an additional charge. The selection of one of our products as a standard component may also create a steady demand for that product in the aftermarket. We may not maintain our current standard supplier positions in the future, and may not become the standard supplier for additional truck platforms. The loss of a significant standard supplier position or a significant number of standard supplier positions with a major customer could have a material adverse effect on our business, results of operations, or financial condition.

We are continuing to engage in efforts intended to improve and expand our relations with each of PACCAR, Freightliner, International Truck, and Volvo/Mack. We have supported our position with these customers through direct and active contact with end users, trucking fleets, and dealers, and have located certain of our marketing personnel in offices near these customers and most of our other major customers. We may not be able to successfully maintain or improve our customer relationships so that these customers will continue to do business with us as they have in the past or be able to supply these customers or any of our other customers at current levels. The loss of a significant portion of our sales to Freightliner, PACCAR, International, or Volvo/Mack could have a material adverse effect on our business, results of operations or financial condition. In addition, the delay or cancellation of material orders from, or problems at, PACCAR, Freightliner, International Truck, or Volvo/Mack, or any of our other major customers could have a material adverse effect on our business, results of operations, or financial condition.

Increased cost or reduced supply of raw materials and purchased components may adversely affect our business, results of operations or financial condition.

Our business is subject to the risk of price increases and fluctuations and periodic delays in the delivery of raw materials and purchased components that are beyond our control. Our operations require substantial amounts of raw steel, aluminum, steel scrap, pig iron, electricity, coke, natural gas, sheet and formed steel, bearings, purchased components, fasteners, foam, fabrics, silicon sand, binders, sand additives, coated sand, and tube steel. Fluctuations in the delivery of these materials may be driven by the supply/demand relationship for material, factors particular to that material or governmental regulation for raw materials such as electricity and natural gas. In addition, if any of our suppliers seeks bankruptcy relief or otherwise cannot continue its business as anticipated or we cannot renew our supply contracts on favorable terms, the availability or price of raw materials could be adversely affected. Fluctuations in prices and/or availability of the raw materials or purchased components used by us, which at times may be more pronounced during periods of higher truck builds, may affect our profitability and, as a result, have a material adverse effect on our business, results of operations, or financial condition.

We use substantial amounts of raw steel and aluminum in our production processes. Although raw steel is generally available from a number of sources, we have obtained favorable sourcing by negotiating and entering into high-volume contracts with third parties with terms ranging from one to three years. We obtain raw steel and aluminum from various third-party suppliers. We may not be successful in renewing our supply contracts on favorable terms or at all. A substantial interruption in the supply of raw steel or aluminum or inability to obtain a supply of raw steel or aluminum on commercially desirable terms could have an adverse effect on our business, results of operations or financial condition. We are not always able, and may not be able in the future, to pass on increases in the price of raw steel or aluminum to our customers. In particular, when raw material prices increase rapidly or to significantly higher than normal levels, we may not be able to pass price increases through to our customers on a timely basis, if at all, which could adversely affect our operating margins and cash flow. Any fluctuations in the price or availability of raw steel or aluminum may have a material adverse effect on our business, results of operations or financial condition.

Steel scrap and pig iron are also major raw materials used in our business to produce our wheel-end and industrial components. Steel scrap is derived from, among other sources, junked automobiles, industrial scrap, railroad cars, agricultural and heavy machinery, and demolition steel scrap from obsolete structures, containers and machines. Pig iron is a low-grade cast iron that is a product of smelting iron ore with coke and limestone in a blast furnace. The availability and price of steel scrap and pig iron are subject to market forces largely beyond our control, including North

American and international demand for steel scrap and pig iron, freight costs, speculation and foreign exchange rates. Steel scrap and pig iron availability and price may also be subject to governmental regulation. We are not always able, and may not be able in the future, to pass on increases in the price of steel scrap and pig iron to our customers. In particular, when raw material prices increase rapidly or to significantly higher than normal levels, we may not be able to pass price increases through to our customers on a timely basis, if at all, which could adversely affect our operating margins and cash flow. Any fluctuations in the price or availability of steel scrap or pig iron may have a material adverse effect on our business, results of operations or financial condition. See "Item 1—Business—Raw Materials and Suppliers."

Our business is affected by the cyclical and regulatory nature of the industries and markets that we serve.

The heavy- and medium-duty truck and truck components industries, the heavy-duty truck OEM market and, to a lesser extent, the medium-duty truck OEM market and the heavy- and medium-wheel and light-wheel industries are highly cyclical. These industries and markets fluctuate in response to factors that are beyond our control, such as general economic conditions, interest rates, federal and state regulations (including engine emissions regulations, tariffs, import regulations and other taxes), consumer spending, fuel costs and our customers' inventory levels and production rates. These industries and markets are particularly sensitive to the industrial sector of the economy, which generates a significant portion of the freight tonnage hauled by trucks. Economic downturns in the industries or markets that we serve generally result in reduced sales of our products, which could lower our profits and cash flows. The North American truck industry experienced a significant decline in 2007 due to more stringent emissions standards that became effective in 2007. We expect that the industry demand in 2008 will be similar to 2007.

In addition, our operations are typically seasonal as a result of regular customer maintenance and model changeover shutdowns, which typically occur in the third and fourth quarter of each calendar year. This seasonality may result in decreased net sales and profitability during the third and fourth fiscal quarters. Weakness in overall economic conditions or in the markets that we serve, or significant reductions by our customers in their inventory levels or future production rates, could result in decreased demand for our products and could have a material adverse effect on our business, results of operations or financial condition. Additionally, higher energy costs may negatively impact customer demand for our products.

Cost reduction and quality improvement initiatives by OEMs could have a material adverse effect on our business, results of operations or financial condition.

We are primarily a components supplier to the heavy- and medium-duty truck industries, which are characterized by a small number of OEMs that are able to exert considerable pressure on components suppliers to reduce costs, improve quality and provide additional design and engineering capabilities. Given the fragmented nature of the industry, OEMs continue to demand and receive price reductions and measurable increases in quality through their use of competitive selection processes, rating programs, and various other arrangements. We may be unable to generate sufficient production cost savings in the future to offset such price reductions. OEMs may also seek to save costs by relocating production to countries with lower cost structures, which could in turn lead them to purchase components from local suppliers with lower production costs. Additionally, OEMs have generally required component suppliers to provide more design engineering input at earlier stages of the product development process, the costs of which have, in some cases, been absorbed by the suppliers. Future price reductions, increased quality standards and additional engineering capabilities required by OEMs may reduce our profitability and have a material adverse effect on our business, results of operations, or financial condition.

We operate in highly competitive markets.

The markets in which we operate are highly competitive. We compete with a number of other manufacturers and distributors that produce and sell similar products. Our products primarily compete on the basis of price, manufacturing and distribution capability, product design, product quality, product delivery and product service. Some of our competitors are companies, or divisions, units or subsidiaries of companies that are larger and have greater financial and other resources than we do. Our products may not be able to compete successfully with the products of our competitors. In addition, our competitors may foresee the course of market development more accurately than we do, develop products that are superior to our products, have the ability to produce similar products at a lower cost than we can, or adapt more quickly than we do to new technologies or evolving regulatory, industry, or customer requirements. As a result, our products may not be able to compete successfully with their products. In addition, OEMs may expand their internal production of components, shift sourcing to other suppliers, or take other actions that could reduce the market for our products and have a negative impact on our business. We may encounter increased competition in the future from existing competitors or new competitors. We expect these competitive pressures in our markets to remain strong. See "Item 1—Business—Competition."

In addition, potential competition from foreign truck components suppliers, especially in the aftermarket, may lead to an increase in truck components imports into North America, adversely affecting our market share and negatively affecting our ability to compete. Foreign truck components suppliers may in the future increase their currently modest share of the markets for truck components in which we compete. Some of these foreign suppliers may be owned, controlled or subsidized by their governments, and their decisions with respect to production, sales and exports may be influenced more by political and economic policy considerations than by prevailing market conditions. In addition, foreign truck components suppliers may be subject to less restrictive regulatory and environmental regimes that could provide them with a cost advantage relative to North American suppliers. Therefore, there is a risk that some foreign suppliers may increase their sales of truck components in North American markets despite decreasing profit margins or losses. If future trade cases do not provide relief from such potential trade practices, U.S. protective trade laws are weakened or international demand for trucks and/or truck components decreases, an increase of truck component imports into the United States may occur, which could have a material adverse effect on our business, results of operations, or financial condition.

We face exposure to foreign business and operational risks including foreign exchange rate fluctuations and if we were to experience a substantial fluctuation, our profitability may change.

In the normal course of doing business, we are exposed to risks associated with changes in foreign exchange rates, particularly with respect to the Canadian dollar. From time to time, we use forward foreign exchange contracts, and other derivative instruments, to help offset the impact of the variability in exchange rates on our operations, cash flows, assets and liabilities. At December 31, 2007, we had no open foreign exchange forward contracts. Factors that could further impact the risks associated with changes in foreign exchange rates include the accuracy of our sales estimates, volatility of currency markets and the cost and availability of derivative instruments. See "Item 7A. Quantitative and Qualitative Disclosure about Market Risk—Foreign Currency Risk." In addition, changes in the laws or governmental policies in the countries in which we operate could affect our business in such countries and our results of operations.

We may not be able to continue to meet our customers' demands for our products and services.

We must continue to meet our customers' demand for our products and services. However, we may not be successful in doing so. If our customers' demand for our products and/or services exceeds our ability to meet that demand, we may be unable to continue to provide our customers with the products and/or services they require to meet their business needs. Factors that could result in our inability to meet customer demands include an unforeseen spike in demand for our products and/or services, a failure by one or more of our suppliers to supply us with the raw materials and other resources that we need to operate our business effectively or poor management of our company or one or more divisions or units of our company, among other factors. Our ability to provide our customers with products and services in a reliable and timely manner, in the quantity and quality desired and with a high level of customer service, may be severely diminished as a result. If this happens, we may lose some or all of our customers to one or more of our competitors, which would have a material adverse effect on our business, results of operations, or financial condition.

In addition, it is important that we continue to meet our customers' demands in the truck components industry for product innovation, improvement and enhancement, including the continued development of new-generation products, design improvements and innovations that improve the quality and efficiency of our products. Developing product innovations for the truck components industry has been and will continue to be a significant part of our strategy. However, such development will require us to continue to invest in research and development and sales and marketing. In the future, we may not have sufficient resources to make such necessary investments, or we may be unable to make the technological advances necessary to carry out product innovations sufficient to meet our customers' demands. We are also subject to the risks generally associated with product development, including lack of market acceptance, delays in product development and failure of products to operate properly. We may, as a result of these factors, be unable to meaningfully focus on product innovation as a strategy and may therefore be unable to meet our customers' demand for product innovation.

Equipment failures, delays in deliveries or catastrophic loss at any of our facilities could lead to production or service curtailments or shutdowns.

We manufacture our products at 23 facilities and provide logistical services at our just-in-time sequencing facilities in the United States. An interruption in production or service capabilities at any of these facilities as a result of equipment failure or other reasons could result in our inability to produce our products, which would reduce our net sales and earnings for the affected period. In the event of a stoppage in production at any of our facilities, even if only temporary, or if we experience delays as a result of events that are beyond our control, delivery times to our customers could be severely affected. Any significant delay in deliveries to our customers could lead to increased returns or cancellations and cause us to lose future sales. Our facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. We may experience plant shutdowns or periods of reduced production as a result of equipment failure, delays in deliveries or catastrophic loss, which could have a material adverse effect on our business, results of operations or financial condition.

We may incur potential product liability, warranty and product recall costs.

We are subject to the risk of exposure to product liability, warranty and product recall claims in the event any of our products results in property damage, personal injury or death, or does not conform to specifications. We may not be able to continue to maintain suitable and adequate insurance in excess of our self-insured amounts on acceptable terms that will provide adequate protection against potential liabilities. In addition, if any of our products proves to be defective, we may be required to participate in a recall involving such products. A successful claim brought against us in excess of available insurance coverage, if any, or a requirement to participate in any product recall, could have a material adverse effect on our business, results of operations or financial condition.

Work stoppages or other labor issues at our facilities or at our customers' facilities could adversely affect our operations.

As of December 31, 2007, unions represented approximately 47% of our workforce. As a result, we are subject to the risk of work stoppages and other labor relations matters. Any prolonged strike or other work stoppage at any one of our principal unionized facilities could have a material adverse effect on our business, results of operations or financial condition. We have collective bargaining agreements with different unions at various facilities. These collective bargaining agreements expire at various times over the next few years, with the exception of our union contract at our Monterrey, Mexico facility, which expires on an annual basis. The 2008 negotiations in Monterrey were successfully completed prior to the expiration of our union contract. The contract at our Fabco facility in California expires on August 31, 2008. Our contract with the UAW at our Rockford, Illinois, facility expired in November 2007. We were not able to negotiate a mutually acceptable agreement with the UAW, and as a result on November 18, 2007, we began an indefinite lock-out in order to protect the supply of products to our customers as well as provide security for facility personnel and equipment. On March 9, 2008, the workers represented by the UAW voted to approve a new contract. Although we expect the UAW workers to return to work in the near future, we continue to operate the facility with salaried employees and outside contractors. While we did not experience a supply disruption to our customers during the lockout, there is no guarantee that the lock-out and the reinstatement of the unionized workforce will not have a material adverse affect on pre-tax earnings in 2008. Any failure by us to reach a new agreement upon expiration of other union contracts may have a material adverse effect on our business, results of operations, or financial condition.

In addition, if any of our customers experience a material work stoppage, that customer may halt or limit the purchase of our products. This could cause us to shut down production facilities relating to these products, which could have a material adverse effect on our business, results of operations or financial condition.

We are subject to a number of environmental rules and regulations that may require us to make substantial expenditures.

Our operations, facilities, and properties are subject to extensive and evolving laws and regulations pertaining to air emissions, wastewater discharges, the handling and disposal of solid and hazardous materials and wastes, the investigation and remediation of contamination, and otherwise relating to health, safety, and the protection of the environment and natural resources. As a result, we are involved from time to time in administrative or legal proceedings relating to environmental, health and safety matters, and have in the past incurred and will continue to incur capital costs and other expenditures relating to such matters. In addition to environmental laws that regulate our subsidiaries' ongoing operations, our subsidiaries are also subject to environmental remediation liability. Under the federal Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, and analogous state laws, our subsidiaries may be liable as a result of the release or threatened release of hazardous materials into the environment. Our subsidiaries are currently involved in several matters relating to the investigation and/or remediation of locations where they have arranged for the disposal of foundry and other wastes. Such matters include situations in which we have been named or are believed to be Potentially Responsible Parties under CERCLA or state or local laws in connection with the contamination of these sites. Additionally, environmental remediation may be required to address soil and groundwater contamination identified at certain facilities.

As of December 31, 2007, we had an environmental reserve of approximately $2.6 million, related primarily to TTI's foundry operations. This reserve is based on current cost estimates and does not reduce estimated expenditures to net present value, but does take into account the benefit of a contractual indemnity given to us by a prior owner of our wheel-end subsidiary. The failure of the indemnitor to fulfill its obligations could result in future costs that may be material. Any cash expenditures required by us or our subsidiaries to comply with applicable environmental laws and /or to pay for any remediation efforts will not be reduced or otherwise affected by the existence of the environmental reserve. Our environmental reserve may not be adequate to cover our future costs related to the sites associated with the environmental reserve, and any additional costs may have a material adverse effect on our business, results of operations or financial condition. The discovery of additional sites, the modification of existing or the promulgation of new laws or regulations, more vigorous enforcement by regulators, the imposition of joint and several liability under CERCLA or analogous state laws, or other unanticipated events could also result in such a material adverse effect.

The final Iron and Steel Foundry National Emission Standard for Hazardous Air Pollutants, or NESHAP, was developed pursuant to Section 112(d) of the Clean Air Act and requires all major sources of hazardous air pollutants to install controls representative of maximum achievable control technology. We are evaluating the applicability of the Iron and Steel Foundry NESHAP to our foundry operations. If applicable, compliance with the Iron and Steel Foundry NESHAP may result in future significant capital costs, which we currently expect to be approximately $6 million in total during the period 2008 through 2009. See "Item 1—Business—Environmental Matters."

We might fail to adequately protect our intellectual property, or third parties might assert that our technologies infringe on their intellectual property.

The protection of our intellectual property is important to our business. We rely on a combination of trademarks, copyrights, patents, and trade secrets to provide protection in this regard, but this protection might be inadequate. For example, our pending or future trademark, copyright, and patent applications might not be approved or, if allowed, they might not be of sufficient strength or scope. Conversely, third parties might assert that our technologies or other intellectual property infringe on their proprietary rights. Although we have not had litigation with respect to such matters in the past, litigation, which could result in substantial costs and diversion of our efforts, might be necessary, and whether or not we are ultimately successful, the litigation could adversely affect our business, results of operations or financial condition. See "Item 1—Business—Intellectual Property."

Litigation against us could be costly and time consuming to defend.

We are regularly subject to legal proceedings and claims that arise in the ordinary course of business, such as workers' compensation claims, OSHA investigations, employment disputes, unfair labor practice charges, customer and supplier disputes, and product liability claims arising out of the conduct of our business. Litigation may result in substantial costs and may divert management's attention and resources from the operation of our business, which could adversely affect our business, results of operations or financial condition.

If we fail to retain our executive officers, our business could be harmed.

Our success largely depends on the efforts and abilities of our executive officers. Their skills, experience and industry contacts significantly contribute to the success of our business and our results of operations. The loss of any one of them, in particular our President and Chief Executive Officer, could have a material adverse effect on our business, results of operations or financial condition. All of our executive officers are at will, but each of them has a severance agreement, as discussed directly below. In addition, our future success and profitability will also depend, in part, upon our continuing ability to attract and retain highly qualified personnel throughout our company.

Although we do not presently anticipate terminating any senior management employees, certain senior management employees have entered into potentially costly severance arrangements with us.

Severance and Retention Agreements with certain senior management employees provide that the participating executive is entitled to a regular severance payment if the Company terminates the participating executive's employment without "cause" or if the participating executive terminates his or her employment with the Company for "good reason" (as these terms are defined in the agreement) at any time other than during a "Protection Period." The Protection Period begins on the date on which a "change in control" (as defined in the agreement) occurs and ends 18 months after a "change in control." The regular severance benefit is equal to the participating executive's base salary for one year. See "Item 10—Directors and Executive Officers of the Registrant."

In addition, each participating executive is entitled to a change in control severance benefit if his or her employment with the Company is terminated during the Protection Period either by the participating executive for "good reason" or by the Company without "cause." The change in control severance benefits for our Tier I executive (Mr. Murphy) consist of a payment equal to 300% of the executive's salary at termination, plus 300% of the greater of (i) the annualized incentive compensation to which the executive would be entitled as of the date on which the change of control occurs or (ii) the average incentive compensation award over the three years prior to termination. The change in control severance benefits for Tier II executives (Messrs. Armstrong, Gulda, Holt, Schomer and Wright) consist of a payment equal to 200% of the executive's salary plus 200% of the greater of (i) the annualized incentive compensation to which the executive would be entitled as of the date on which the change of control occurs or (ii) the average incentive compensation award over the three years prior to termination. The change in control severance benefits for Tier III executives (other key executives) consist of a payment equal to 100% of the executive's salary and 100% of the greater of (i) the annualized incentive compensation to which the executive would be entitled as of the date on which the change of control occurs or (ii) the average incentive compensation award over the three years prior to termination. If the participating executive's termination occurs during the Protection Period, the severance and retention agreement also provides for the continuance of certain other benefits, including reimbursement for forfeitures under qualified plans and continued health, disability, accident and dental insurance coverage for the lesser of 18 months (or 12 months in the case of Tier III executives) from the date of termination or the date on which the executive receives such benefits from a subsequent employer. Tier I executives are entitled to a modified tax gross-up.

Neither the regular severance benefit nor the change in control severance benefit is payable if the Company terminates the participating executive's employment for "cause," if the executive voluntarily terminates his or her employment without "good reason" or if the executive's employment is terminated as a result of disability or death. Any payments to which the participating executive may be entitled under the agreement will be reduced by the full amount of any payments to which the executive may be entitled due to termination under any other severance policy offered by the Company. These agreements would make it costly for us to terminate certain of our senior management employees and such costs may also discourage potential acquisition proposals, which may negatively affect our stock price.

Our products may be rendered obsolete or less attractive by changes in regulatory, legislative or industry requirements.

Changes in regulatory, legislative or industry requirements may render certain of our products obsolete or less attractive. Our ability to anticipate changes in these requirements, especially changes in regulatory standards, will be a significant factor in our ability to remain competitive. We may not be able to comply in the future with new regulatory, legislative and/or industrial standards that may be necessary for us to remain competitive or that certain of our products will not, as a result, become obsolete or less attractive to our customers.

Our strategic initiatives may be unsuccessful, may take longer than anticipated, or may result in unanticipated costs.

Future strategic initiatives could include divestitures, acquisitions, and restructurings, the success and timing of which will depend on various factors. Many of these factors are not in our control. In addition, the ultimate benefit of any acquisition would depend on the successful integration of the acquired entity or assets into our existing business. Failure to successfully identify, complete, and/or integrate future strategic initiatives could affect our results of operations.

Other Risks Related to Our Business

Our substantial leverage and significant debt service obligations could adversely affect our financial condition or our ability to fulfill our obligations and make it more difficult for us to fund our operations.

At December 31, 2007, our total indebtedness was $572.7 million. Our substantial level of indebtedness could have important negative consequences to you and us, including:

- We may have difficulty satisfying our obligations with respect to our indebtedness;
- We may have difficulty obtaining financing in the future for working capital, capital expenditures, acquisitions or other purposes;
- We will need to use a substantial portion of our available cash flow to pay interest and principal on our debt, which will reduce the amount of money available to finance our operations and other business activities;
- Our debt level increases our vulnerability to general economic downturns and adverse industry conditions;
- Our debt level could limit our flexibility in planning for, or reacting to, changes in our business and in our industry in general;
- Our leverage could place us at a competitive disadvantage compared to our competitors that have less debt;
- We may not have sufficient funds available, and our debt level may restrict us from raising the funds necessary, to repurchase all of our new senior subordinated notes tendered to us upon the occurrence of a change of control, which would constitute an event of default under the new senior subordinated notes; and
- Our failure to comply with the financial and other restrictive covenants in our debt instruments which, among other things, require us to maintain specified financial ratios and limit our ability to incur debt and sell assets, could result in an event of default that, if not cured or waived, could have a material adverse effect on our business or prospects.

In addition, certain of our borrowings are and will continue to be at variable rates of interest, which exposes us to the risk of increasing interest rates. As of December 31, 2007, the carrying value of our total debt was $572.7 million, of which $297.7 million, or approximately 52%, was subject to variable interest rates. As of December 31, 2007, we were party to two interest rate swap agreements. The first swap has a notional of $250 million with terms to exchange with the counterparty, at specified intervals, the difference between 4.43% from March 2007 through March 2008, and the variable rate interest amounts calculated by reference to the notional principal amount. The second agreement was established in December 2007 and has terms with the counterparty, at specified intervals, the difference between 3.81% from March 2008 through March 2010, and the variable rate interest amounts calculated by reference to the notional principal amount. The notional principal amounts under the terms are $200 million from March 2008 through March 2009, $150 million from March 2009 through September 2009 and $125 million from September 2009 through March 2010. If interest rates increase, our debt service obligations on our variable rate indebtedness would increase even though the amount borrowed remains the same. See "Item 6—Selected Consolidated Financial Data."

Despite our substantial leverage, we and our subsidiaries will be able to incur more indebtedness. This could further exacerbate the risk immediately described above, including our ability to service our indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although our senior credit facilities and the indenture governing our new senior subordinated notes contain restrictions on the incurrence of additional indebtedness, such restrictions are subject to a number of qualifications and exceptions, and under certain circumstances indebtedness incurred in compliance with such restrictions could be substantial. For example, we may incur additional debt to, among other things, finance future acquisitions, expand through internal growth, fund our working capital needs, comply with regulatory requirements, respond to competition or for general financial reasons alone. As of December 31, 2007, the revolving credit facility under our senior credit facility provides for additional borrowings of up to $95 million under our U.S. facility and $30 million under our Canadian revolving credit facility. To the extent new debt is added to our and our subsidiaries' current debt levels, the risks described above would increase.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control.

Our business may not generate sufficient cash flow from operations. Our currently anticipated cost savings and operating improvements may not be realized on schedule. Also, future borrowings may not be available to us under our credit facilities in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell material assets or operations, obtain additional equity capital or refinance all or a portion of our indebtedness. In the absence of such operating results and resources, we could face substantial cash flow problems and might be required to sell material assets or operations to meet our debt service and other obligations. We are unable to predict the timing of such asset sales or the proceeds which we could realize from such sales and that we will be able to refinance any of our indebtedness, including our senior credit facilities and senior subordinated notes, on commercially reasonable terms or at all.

We are subject to a number of restrictive covenants, which, if breached, may restrict our business and financing activities.

Our senior credit facilities and the indenture governing our senior subordinated notes impose, and the terms of any future indebtedness may impose, operating and other restrictions on us. Such restrictions will affect, and in many respects limit or prohibit, among other things, our ability to:

- incur additional debt;
- pay dividends and make distributions;
- issue stock of subsidiaries;
- make certain investments;
- repurchase stock;

- create liens;
- enter into affiliate transactions;
- enter into sale-leaseback transactions;
- merge or consolidate; and
- transfer and sell assets.

In addition, our senior credit facilities include other more restrictive covenants and prohibit us from prepaying our other indebtedness, including our senior subordinated notes, while borrowings under our senior credit facilities are outstanding. Our senior credit facilities also require us to achieve certain financial and operating results and maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control.

If we are unable to comply with the restrictions contained in the credit facilities, the lenders could:

- declare all borrowings outstanding, together with accrued and unpaid interest, to be immediately due and payable;
- require us to apply all of our available cash to repay the borrowings; or
- prevent us from making debt service payments on the senior subordinated notes;

any of which would result in an event of default under our new senior subordinated notes. If we were unable to repay or otherwise refinance these borrowings when due, our lenders could sell the collateral securing our new senior credit facilities, which constitutes substantially all of our and our subsidiaries' assets. Although holders of our senior subordinated notes could accelerate the notes upon the acceleration of the obligations under our credit facilities, we may not have sufficient assets remaining after we have paid all the borrowings under our senior credit facilities, and any other senior debt, to repay the senior subordinated notes.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The table below sets forth certain information regarding the material owned and leased properties of Accuride and TTI. We believe these properties are suitable and adequate for our business.

Facility Overview

Location	Business function	Brands Manufactured	Owned/ Leased	Size (sq. feet)
Evansville, IN	Corporate Headquarters	Corporate	Leased	37,229
London, Ontario, Canada	Heavy- and Medium-duty Steel Wheels, Light Truck Steel Wheels	Accuride	Owned	536,259
Henderson, KY	Heavy- and Medium-duty Steel Wheels, R&D	Accuride	Owned	364,365
Monterrey, Mexico	Heavy- and Medium-duty Steel Wheels, Light Truck Wheels	Accuride	Owned	262,000
Erie, PA	Forging and Machining-Aluminum Wheels	Accuride	Owned	421,229
Cuyahoga Falls, OH	Machining and Polishing-Aluminum Wheels	Accuride	Leased	131,700
Taylor, MI	Warehouse	Accuride	Leased	75,000
Springfield, OH	Assembly Line and Sequencing	Accuride	Owned	136,036
Rockford, IL	Wheel-end Foundry, Warehouse, Administrative Office	Gunite	Owned	619,000
Elkhart, IN	Machining and Assembling-Hub, Drums and Rotors	Gunite	Owned	258,000
Elkhart, IN	Machining and Assembling-Automatic Slack Adjusters	Gunite	Leased	37,000
Bristol, IN	Warehouse	Gunite	Leased	108,000
Brillion, WI	Molding, Finishing, Administrative Office	Brillion	Owned	451,740
Brillion, WI	Farm Equipment, Administrative Office	Brillion	Owned	141,460
Madison, TN	Assembly Line and Sequencing	Imperial	Leased	17,600
Portland, TN	Metal Fabricating, Stamping, Assembly, Administrative Office	Imperial	Leased	200,000
Portland, TN	Plating and Polishing	Imperial	Owned	86,000
Decatur, TX	Metal Fabricating, Stamping, Assembly, Machining and Polishing Shop	Imperial	Owned	122,000
Denton, TX	Assembly Line and Sequencing	Imperial	Leased	60,000
Dublin, VA	Tube Bending, Assembly and Line Sequencing	Imperial	Owned	122,000
Chehalis, WA	Metal Fabricating, Stamping, Assembly	Imperial	Owned	90,000
Anniston, AL	Manufacturing	Imperial	Leased	132,000
Piedmont, AL	Manufacturing, Administrative Office	Bostrom	Leased(a)	200,000
Livermore, CA	Manufacturing, Warehouse, Administrative Office	Fabco	Leased	56,800

(a) This property is a leased facility for which we have an option to buy at any time for a nominal price.

Item 3. Legal Proceedings

Neither Accuride nor any of our subsidiaries is a party to any legal proceeding which, in the opinion of management, would have a material adverse effect on our business or financial condition. However, we from time-to-time are involved in ordinary routine litigation incidental to our business, including actions related to product liability, contractual liability, workplace safety and environmental claims. We establish reserves for matters in which losses are probable and can be reasonably estimated.

While we believe that we have established adequate accruals for our expected future liability with respect to our pending legal actions and proceedings, our liability with respect to any such action or proceeding may exceed our established accruals. Further, litigation that may have a material adverse affect on our financial condition may arise in the future.

On January 19, 2007, the Public Works Superintendent of the City of Portland, Tennessee issued a cease and desist order to our Imperial Group subsidiary, alleging Imperial Group's Portland, Tennessee facility was discharging wastewater into the City of Portland's wastewater treatment system that contained nickel in excess of permit limits. We fully cooperated with the City of Portland to address the alleged wastewater discharge issue, negotiated a settlement, and paid damages and penalties totaling approximately $0.3 million.

Item 4. Submissions of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock began trading publicly on the New York Stock Exchange on April 26, 2005, under the symbol "ACW." Prior to that date, there was no public market for our common stock. As of March 7, 2008, there were approximately 22 holders of record of our common stock, although there are many more beneficial owners. The following table sets forth the high and low sale prices of the common stock during 2006 and 2007.

	High	Low
Fiscal Year Ended December 31, 2006		
First Quarter	$13.36	$10.05
Second Quarter	$12.52	$ 9.92
Third Quarter	$12.60	$ 9.85
Fourth Quarter	$12.75	$10.92
Fiscal Year Ended December 31, 2007		
First Quarter	$15.00	$10.96
Second Quarter	$16.11	$13.60
Third Quarter	$16.91	$12.11
Fourth Quarter	$12.65	$ 6.94

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings, and we do not anticipate paying any cash dividends on our common stock. In addition, our senior credit facilities and the indenture governing our senior subordinated notes restrict our ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity." Any future determination to pay dividends will be at the discretion of our Board of Directors and will be dependent upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects and other factors that our Board of Directors considers relevant. Furthermore, as a holding company, we depend on the cash flow of our subsidiaries.

STOCK OPTION AND PURCHASE PLAN

In connection with the initial public offering of 11,000,000 shares of our common stock in 2005, we adopted the Accuride 2005 Incentive Award Plan, which we refer to as the Incentive Plan, and the Accuride Employee Stock Purchase Plan, or ESPP. The Incentive Plan will terminate on the earlier of ten years after it was approved by our stockholders or when our Board of Directors terminates the Incentive Plan. Up to 1,633,988 shares of our common stock were reserved for issuance upon the grant or exercise of Awards under the Incentive Award Plan. On June 14, 2007, the 2005 Incentive Award Plan was amended to increase the number of shares available for common stock grants to 3,633,988. Under the Accuride ESPP, we reserved 653,595 shares as available to issue to all of our eligible employees as determined by the Board of Directors. The ESPP has quarterly offering periods, however, payroll deductions for participants are accumulated during the quarterly offering periods. Effective January 1, 2006, the ESPP allows for shares to be purchased at a price per share equal to 95% of the fair market value per share on the purchase dates.

The following table gives information about equity awards as of December 31, 2007:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,782,555	$11.14	2,048,973
Equity compensation plans not approved by security holders	—	$ —	—

PERFORMANCE GRAPH

The following graph shows the total stockholder return of an investment of $100 in cash on April 26, 2005, the date public trading commenced in our common stock, for (i) our common stock, (ii) the S&P 500 Index, and (iii) a peer group of companies we call Commercial Vehicle Suppliers. We believe that a peer group of representative independent automotive suppliers of approximately comparable size and products to Accuride Corporation is appropriate for comparing shareowner return. The Commercial Vehicle Suppliers group consists of ArvinMeritor, Inc., Commercial Vehicle Group, Inc., Cummins, Inc., Eaton Corporation, and Stoneridge, Inc. All values assume reinvestment of the full amount of all dividends and are calculated through December 31, 2007.


$220
$200
$180
$160
$140
$120
$100
$80
4/26/05
12/31/05
12/31/06
12/31/07
Accuride
S&P 500
Commerical Vehicle Suppliers

	April 26, 2005	December 31, 2005	December 31, 2006	December 31, 2007
Accuride Corporation	$100.0	$143.3	$125.1	$ 87.3
S&P 500 Index	$100.0	$108.4	$123.1	$127.5
Commercial Vehicle Suppliers	$100.0	$118.5	$151.1	$207.0

RECENT SALES OF UNREGISTERED SECURITIES

None.

ISSUER PURCHASES OF EQUITY SECURITIES

None.

Item 6. Selected Consolidated Financial Data

The following financial data is an integral part of, and should be read in conjunction with the "Consolidated Financial Statements" and notes thereto. Information concerning significant trends in the financial condition and results of operations is contained in "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations."

Selected Historical Operations Data (In thousands, except per share data)

	2007(1)	2006(1)	2005(1)	2004	2003
Operating Data:					
Net sales	$1,013,686	$1,408,155	$1,229,311	$494,008	$364,258
Gross profit(a)	86,494	196,897	201,136	102,657	62,457
Operating expenses(b)	56,898	53,458	51,601	25,550	23,918
Income from operations	29,596	143,439	149,535	77,107	38,539
Operating income margin(c)	2.9%	10.2%	12.2%	15.6%	10.6%
Interest income (expense), net(d)	(48,344)	(50,910)	(71,117)	(36,845)	(49,877)
Equity in earnings of affiliates(e)	—	621	455	646	485
Other income (expense), net(f)	6,978	602	563	108	825
Income tax (expense) benefit	3,131	(28,619)	(28,209)	(19,526)	1,076
Net income (loss)	(8,639)	65,133	51,229	21,490	(8,952)
Other Data:					
Net cash provided by (used in):					
Operating activities	82,942	151,013	91,915	58,329	8,964
Investing activities	(36,366)	(40,795)	(47,606)	(27,272)	(20,672)
Financing activities	(65,845)	(48,429)	(67,737)	(1,906)	13,134
EBITDA(g)	99,260	211,691	196,107	106,299	69,653
Unusual items (increasing) decreasing EBITDA(h)	9,647	5,445	2,045	(427)	2,061
Depreciation, amortization, and impairment(i)	62,686	67,029	45,552	28,438	29,804
Capital expenditures	36,499	42,189	39,958	26,421	20,261
Balance Sheet Data (end of year):					
Cash and cash equivalents	$ 90,935	$ 110,204	$ 48,415	$ 71,843	$ 42,692
Working capital(j)	72,476	101,137	106,256	32,944	34,403
Total assets	1,113,634	1,233,187	1,220,354	563,297	511,395
Total debt	572,725	642,725	697,725	488,680	490,475
Stockholders' equity (deficiency)	273,800	263,582	175,743	(45,781)	(66,765)
Earnings (Loss) Per Share Data:(k)					
Basic	$ (0.25)	$ 1.90	$ 1.74	$ 1.47	$ (0.61)
Diluted	(0.25)	1.88	1.70	1.41	(0.61)
Weighted average common shares outstanding:					
Basic	35,179	34,280	29,500	14,657	14,655
Diluted	35,249	34,668	30,075	15,224	14,655

(1) The consolidated information provided since January 31, 2005 includes the acquisition of TTI.

(a) Gross profit for 2003 reflects $2.2 million for costs associated with the fire damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio in August 2003, $0.4 million for strike contingency costs associated with the renewal of our labor contract at our facility in Erie, Pennsylvania, and $0.3 million for pension related costs at our facility in London, Ontario. Gross profit for 2004 reflects $0.5 million for costs associated with the fire damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio in August 2003, $1.2 million for costs associated with roof damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio, offset by $2.0 million of insurance proceeds received in the fourth quarter of 2004 related to the business interruption portion of our 2003 fire claim. Gross profit for 2005 reflects $0.7 million of pension curtailment costs associated with our facility in Rockford, Illinois. Gross profit for 2006 was impacted by a $10.4 million increase in revenue from a resolution of a commercial dispute with a customer, accelerated depreciation expense of certain light wheel assets in our London, Ontario, and Monterrey, Mexico, facilities of $16.3 million, a loss of $1.4 million from a sale of property in Columbia, Tennessee, an impairment of tooling assets in our Piedmont, Alabama, facility of $2.3 million and a non-cash pension curtailment charge of $2.5 million in our London, Ontario, facility. Gross profit for 2007 was impacted by a $10.6 million increase in revenue from a 2006 resolution of a commercial dispute with a customer, depreciation expense of certain Wheel assets of $12.8 million associated the acceleration of depreciation in 2006, a non-cash post-employment benefit curtailment charge of $1.2 million due to a plan amendment at our Erie, Pennsylvania facility, and a non-cash curtailment charge of $9.1 million in our London, Ontario, facility.

(b) Includes $2.7 million and $1.5 million of stock-based compensation expense during the years ended December 31, 2007 and 2006, respectively, due to the adoption of SFAS 123(R), *Share-Based Payment*, on January 1, 2006. During 2007, an intangible asset impairment of $1.1 million was recorded related to our Gunite trade name.

(c) Represents operating income as a percentage of sales.

(d) Includes $1.6 million for fees related to an amendment of covenants during the year ended December 31, 2007. Includes $11.3 million and $20.0 million of refinancing costs and $0.0 million and $4.5 million of losses on debt extinguishment during the years ended December 31, 2003 and December 31, 2005, respectively.

(e) Includes our income from AOT, Inc., a joint venture in which we owned a 50% interest through October 31, 2006. On October 31, 2006, Accuride acquired the remaining interest from Goodyear, making AOT, Inc. a wholly-owned subsidiary of the Company.

(f) Consists primarily of realized and unrealized gains and losses related to the change in market value of our currency, commodity and interest rate derivative instruments.

(g) EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles, or GAAP, and should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows as a measure of liquidity. We have included information concerning EBITDA because it is a basis upon which we assess our financial performance and incentive compensation, and certain covenants in our borrowing arrangements are tied to this measure. In addition, EBITDA is used by certain investors as a measure of the ability of a company to service or incur indebtedness and because it is a financial measure commonly used in our industry. EBITDA as presented in this report may not be comparable to similarly titled measures used by other companies in our industry. EBITDA consists of our net income (loss) before interest expense, income tax expense (benefit), depreciation and amortization. Set forth below is a reconciliation of our net income (loss) to EBITDA:

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Net income (loss)	$(8,639)	$ 65,133	$ 51,229	$ 21,490	$(8,952)
Income tax expense (benefit)	(3,131)	28,619	28,209	19,526	(1,076)
Interest expense, net	48,344	50,910	71,117	36,845	49,877
Depreciation, amortization, and impairment	62,686	67,029	45,552	28,438	29,804
EBITDA	$99,260	$211,691	$196,107	$106,299	$69,653

(h) EBITDA was affected by the unusual items presented pre-tax in the following table:

	2007	2006	2005	2004	2003
			(in thousands)		
Restructuring and curtailment costs(1)	$16,774	$3,392	—	—	—
Business interruption costs less recoveries(2)	(3,225)	—	$ (871)	$(319)	$2,157
Strike avoidance costs(3)	2,141	—	—	—	444
Other unusual items(4)	450	2,111	1,728	—	285
Items related to Accuride's credit agreement(5)	(6,493)	(58)	(565)	(108)	(825)
Inventory adjustment(6)	—	—	1,753	—	—
Unusual items (increasing) decreasing EBITDA	$ 9,647	$5,445	$2,045	$(427)	$2,061

(1) Restructuring and curtailment costs for 2007 and 2006 are $15.6 million and $3.4 million of costs associated with a reduction in the employee workforce in our London, Ontario facility, respectively. Also included in 2007 is a $1.2 million curtailment charge associated with the reduction of certain postretirement benefits at our Erie, Pennsylvania facility.

(2) Business interruption costs related to equipment failures at our Erie, Pennsylvania facility in 2006 were offset by insurance proceeds of $9.1 million in 2007 upon settlement of insurance claims. Business interruption costs for 2003 included $2.2 million of costs associated with the fire damage and resulting business interruption sustained at our facility in Cuyahoga Falls, Ohio in August 2003. Business interruption costs for 2004 and 2005 included $1.2 million for costs associated with roof damage and resulting business interruption sustained at Accuride's facility in Cuyahoga Falls, Ohio and $0.5 million of additional costs associated with the fire damage and resulting business interruption sustained at Accuride's facility in Cuyahoga Falls, Ohio in August 2003.

These costs were offset by insurance proceeds in the amount of $2.0 million related to our business interruption claim for the 2003 fire.

(3) In 2007, we incurred $2.1 million for lockout related costs associated with the expiration of the labor contract at our facility in Rockford, Illinois. In 2003, we incurred $0.4 million for strike contingency costs associated with the renewal of our labor contract at our facility in Erie, Pennsylvania.

(4) Other unusual items in 2007 included $0.5 million for fees associated with our secondary stock offerings. Other unusual items in 2006 included $1.4 million for write-downs and fees related to the sale of our Columbia, Tennessee, facility and $0.7 million for other non-operating/non-recurring items at our Erie, Pennsylvania, facility. Other unusual items in 2005 included $0.8 million for fees associated with our secondary stock offering, $0.3 million inventory write-down for a business exit and $0.7 million for a pension curtailment charge. Other unusual items in 2003 included $0.3 million for pension-related costs at our facility in London, Ontario.

(5) Items related to our credit agreement refer to amounts utilized in the calculation of financial covenants in Accuride's senior debt facility. Items related to our credit agreement that are included in this summary are primarily currency gains or losses.

(6) Cost of sales in 2005 included $1.8 million to reflect the sale of inventory that has been adjusted to fair market value as part of the TTI acquisition.

(i) During 2007 and 2006, we recorded $12.8 million and $16.3 million of accelerated depreciation of certain wheel assets as a result of a reduction of the useful lives of the assets in 2006. During 2007, an intangible asset impairment loss of $1.1 million was recorded related to our Gunite trade name.

(j) Working capital represents current assets less cash and current liabilities, excluding debt.

(k) Basic and diluted earnings per share data are calculated by dividing net income (loss) by the weighted average basic and diluted shares outstanding.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, describes matters we consider important to understanding the results of our operations for each of the three years in the period ended December 31, 2007, and our capital resources and liquidity as of December 31, 2007 and 2006.

The following discussion should be read in conjunction with the "Selected Consolidated Financial Data" and our Consolidated Financial Statements and the notes thereto, all included elsewhere in this report. The information set forth in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" includes forward-looking statements that involve risks and uncertainties. Many factors could cause actual results to differ from those contained in the forward-looking statements including, but not limited to, those discussed in Item 7A. "Quantitative and Qualitative Disclosure about Market Risk," Item 1A. "Risk Factors" and elsewhere in this report.

General Overview

We are one of the largest and most diversified manufacturers and suppliers of commercial vehicle components in North America. Our products include commercial vehicle wheels, wheel-end components and assemblies, truck body and chassis parts, seating assemblies and other commercial vehicle components. We market our products under some of the most recognized brand names in the industry, including Accuride, Gunite, Imperial, Bostrom, Fabco, and Brillion. We believe that we have number one or number two market positions in steel wheels, forged aluminum wheels, brake drums, disc wheel hubs, spoke wheels, metal grills, metal bumpers, crown assemblies, chrome plating and polishing, seating assemblies, and fuel tanks in commercial vehicles. We serve the leading original equipment manufacturers, or OEMs, and their related aftermarket channels in most major segments of the commercial vehicle market, including heavy- and medium-duty trucks, commercial trailers, light trucks, buses, as well as specialty and military vehicles.

Our primary product lines are standard equipment used by a majority of North American heavy- and medium-duty truck OEMs, creating a significant barrier to entry. We believe that substantially all heavy-duty truck models manufactured in North America contain one or more Accuride components.

Our diversified customer base includes substantially all of the leading commercial vehicle OEMs, such as Daimler Truck north America, LLC, with its Freightliner, Sterling and Western Star brand trucks, PACCAR, Inc., with its Peterbilt and Kenworth brand trucks, International Truck and Engine Corporation, with its International brand trucks, and Volvo Truck Corporation, or Volvo/Mack, with its Volvo and Mack brand trucks. Our primary commercial trailer customers include leading commercial trailer OEMs, such as Great Dane Limited Partnership and Wabash National, Inc. Our major light truck customer is General Motors Corporation. Our product portfolio is supported by strong sales, marketing and design engineering capabilities and is manufactured in 23 strategically located, technologically-advanced facilities across the United States, Mexico and Canada.

TTI Merger

On January 31, 2005, pursuant to the terms of an agreement and plan of merger, a wholly owned subsidiary of Accuride was merged with and into TTI, resulting in TTI becoming a wholly-owned subsidiary of Accuride. We refer to this transaction as the TTI merger. Upon consummation of the TTI merger, the stockholders of Accuride (prior to consummation of the TTI merger) owned 66.88% of the common stock of the combined company and the former stockholders of TTI owned 33.12% of the common stock of the combined company.

We completed our initial public offering of 11 million shares of our common stock on April 26, 2005, and our common stock now trades on the New York Stock Exchange under the symbol "ACW." We used the net proceeds of approximately $89.6 million from the IPO to repay a portion of our long-term debt.

Dispute Resolution

During the fourth quarter of 2006, we resolved a commercial dispute with Ford Motor Company. As a result of the resolution, we recognized $10.4 million and $10.6 million of revenue in 2006 and 2007, respectively. In addition, cash flow increased by $10.0 million and $11.0 million in 2006 and 2007, respectively. Ford re-sourced its Accuride business to another supplier during 2007. In 2007, total sales to Ford were less than 5% of total revenues. See Note 5 for a discussion of accelerated depreciation associated with the light wheel assets as a result of the reduction in product sales to Ford.

Business Outlook

Following a strong 2006, the North American heavy- and medium-duty truck and commercial trailer markets experienced a significant decline in 2007 due to stricter emissions standards that became effective in January 2007. The emissions regulations that took effect in 2007 were expected to result in cleaner operating, yet more costly, trucks. As a result, some of our customers altered their traditional buying trends, which resulted in higher than normal demand in late 2006, which was followed by a period of reduced demand in 2007. Industry analysts expect that demand in 2008 will be similar to 2007 The heavy- and medium-duty truck and commercial trailer markets and the related aftermarket are the primary drivers of our sales. These markets are, in turn, directly influenced by conditions in the North American truck industry generally and by overall economic growth and consumer spending. Delayed or failed economic recovery could have a material adverse effect on our business, results of operations, or financial condition.

Our operating challenges are to meet these varying levels of production while improving our internal productivity.

Results of Operations

Comparison of Fiscal Years 2007 and 2006

The following table sets forth certain income statement information for the years ended December 31, 2007 and 2006:

(In thousands except per share data)	Fiscal 2007		Fiscal 2006	
Net sales:				
Wheels	$ 477,115	47.1%	$ 678,499	48.2%
Components	491,324	48.5%	681,371	48.4%
Other	45,247	4.4%	48,285	3.4%
Total net sales	$1,013,686	100.0%	$1,408,155	100.0%
Gross profit:				
Wheels	69,555	14.6%	115,508	17.0%
Components	7,108	1.4%	72,458	10.6%
Other	11,676	25.8%	12,041	24.9%
Corporate	(1,845)	—%	(3,110)	—%
Total gross profit	86,494	8.5%	196,897	14.0%
Operating expenses	56,898	5.6%	53,458	3.8%
Income from operations	29,596	2.9%	143,439	10.2%
Interest (expense), net	(48,344)	(4.8)%	(50,910)	(3.6)%
Equity in earnings of affiliates	—	—%	621	0.0%
Other income	6,978	0.7%	602	0.0%
Income tax provision (benefit)	(3,131)	(0.3)%	28,619	2.0%
Net income (loss)	$ (8,639)	(0.9)%	$ 65,133	4.6%

Net Sales. Net sales for the year ended December 31, 2007 were $1,013.7 million, which decreased 28.0% compared to net sales of $1,408.2 million for the year ended December 31, 2006. The decrease in net sales was realized in each of our segments and was primarily a result of the reduced demand in the commercial vehicle industry due to a change of emission standards that became effective in 2007, partially offset by approximately $40 million of other price increases realized to offset increased material costs.

Gross Profit. Gross profit decreased $110.4 million to $86.5 million for the year ended December 31, 2007 from $196.9 million for the year ended December 31, 2006 primarily due to reduced sales and operating inefficiencies related to low production volume. Gross profit as a percent of sales dropped from 14.0% to 8.5%, due to our Components segment's gross margin of 10.6% in 2006 dropping to 1.4% in 2007 due to inefficiencies caused by reduced sales. Included in 2007 in our Components segment were $2.1 million of costs related to a labor disruption at Rockford, Illinois. Included in 2007 results in our Wheels segment are additional severance and other charges of $15.5 million related to a reduction-in-force in our Canadian facility, other benefit charges of $1.2 million related to a post-employment benefit plan amendment at our facility in Erie, Pennsylvania, accelerated depreciation of $12.8 million, and recognition of a gain of $3.8 million from an insurance settlement.

Operating Expenses. Operating expenses increased $3.4 million to $56.9 million for the year ended December 31, 2007 from $53.5 million for the year ended December 31, 2006. This was primarily due to year-over-year increases in non-cash share-based compensation expense of $1.3 million, start-up costs for our facility in Alabama of $1.4 million, an intangible asset impairment loss of $1.1 million recorded in our Components segment related to Gunite's trade name, and expenses of $0.5 million related to the secondary stock offerings by selling shareholders in 2007.

Interest Expense. Net interest expense decreased $2.6 million to $48.3 million for the year ended December 31, 2007 from $50.9 million for the year ended December 31, 2006. The reduction of expense is attributable to a decrease in interest expense related to reduced debt, partially offset by $0.3 million of losses from our interest rate swap agreements in the current year compared to $2.4 million of gains in the prior year's results and $1.6 million of costs incurred in 2007 related to amending our credit agreements. Total debt as of December 31, 2007, was $572.7 million compared to $642.7 million as of December 31, 2006.

Income Tax Provision. The $3.1 million of income tax benefits recorded in the year ended December 31, 2007, was $31.7 million lower than the $28.6 million expense in the year ended December 31, 2006, which was due to the decrease in pre-tax earnings of $105.5 million and the impact of foreign currency exchange rates during 2007. The effective rate for the year ended December 31, 2007, was (26.6%) compared to 30.5% for the year ended December 31, 2006. The differences between the effective rates and statutory rates for our U.S. and Mexico tax jurisdictions have not changed significantly. However, recent changes in the Canadian dollar to U.S. dollar exchange rates during the period have resulted in a pre-tax loss (and, therefore, an income tax benefit) for our Canadian tax jurisdiction, whereas we recorded pre-tax income under U.S. GAAP.

Net Income. We had a net loss of $8.6 million for the year ended December 31, 2007 compared to net income of $65.1 million for the year ended December 31, 2006. This was primarily a result of the lower gross profit due to the reduction in sales demand and the additional depreciation, severance and other benefit charges.

Comparison of Fiscal Years 2006 and 2005

The following table sets forth certain income statement information for the years ended December 31, 2006 and 2005:

(In thousands except per share data)	Fiscal 2006	%	Fiscal 2005	%
Net sales:				
Wheels	$ 678,499	48.2%	$ 619,985	50.4%
Components	681,371	48.4%	570,119	46.4%
Other	48,285	3.4%	39,207	3.2%
Total net sales	$1,408,155	100.0%	$1,229,311	100.0%
Gross profit:				
Wheels	115,508	17.0%	137,952	22.3%
Components	72,458	10.6%	57,591	10.1%
Other	12,041	24.9%	8,164	20.8%
Corporate	(3,110)	—%	(2,571)	—%
Total gross profit	196,897	14.0%	201,136	16.4%
Operating expenses	53,458	3.8%	51,601	4.2%
Income from operations	143,439	10.2%	149,535	12.2%
Interest (expense), net	(50,910)	(3.6)%	(71,117)	(5.8)%
Equity in earnings of affiliates	621	0.0%	455	0.0%
Other income	602	0.0%	565	0.1%
Net income	$ 65,133	4.6%	$ 51,229	4.2%

Net Sales. Net sales increased by $178.9 million, or 14.6%, in 2006 to $1,408.2 million, compared to $1,229.3 million for 2005. The 2005 results include the acquisition of TTI as of January 31, 2005. Approximately $60 million of the increase in net sales was the result of consolidating the TTI subsidiaries' results for the full year of 2006. Approximately $81 million of the increase was due to the cyclical recovery in the commercial vehicle industry. In addition to the increase in the sales volume, net sales increased approximately $38 million due to raw material surcharges and price increases that were necessitated by the rising costs of raw materials.

Gross Profit. Gross profit decreased by $4.2 million to $196.9 million for 2006 from $201.1 million for 2005. The decrease was mostly realized in our Wheels segment and was primarily attributable to accelerated depreciation expense of certain light wheel assets in our London, Ontario, and Monterrey, Mexico facilities of $16.3 million, a loss of $1.4 million from a sale of property in Columbia, Tennessee, an impairment of tooling assets in our Piedmont, Alabama facility of $2.3 million, and other costs associated with a reduction of workforce in our London, Ontario facility of $3.4 million. These decreases were partially offset by a $10.4 million increase in revenue from a resolution of a commercial dispute with a customer and other increases due to the higher sales volume mentioned above.

Operating Expenses. Operating expenses increased by $1.9 million, or 3.7%, to $53.5 million for 2006 from $51.6 million for 2005. This increase was primarily due to recording $1.5 million of stock-based compensation expense in 2006 due to the adoption of SFAS 123(R), *Share-Based Payment*, on January 1, 2006. Included in 2005 was $0.8 million of expenses related to the secondary stock offerings by selling shareholders.

Interest Expense. Net interest expense decreased by $20.2 million to $50.9 million for 2006 compared to $71.1 million for 2005. Included in 2005 are $20.0 million of expenses related to the refinancing of notes and term debt.

Net Income. We had net income of $65.1 million for the year ended December 31, 2006 compared to net income of $51.2 million for the year ended December 31, 2005. Tax expense increased $0.4 million to $28.6 million for 2006 from $28.2 million in 2005 due to the increased earnings before taxes. The effective tax rate for 2006 was 30.5%, which was a reduction from the 2005 effective tax rate of 35.5%. The lower effective tax rate in 2006 was mainly due to lower effective tax rates incurred in foreign jurisdictions, a change in expected realization of federal and state net operating losses, and favorable resolutions of certain tax contingencies.

Changes in Financial Condition

Total assets decreased from $1,233.2 million at December 31, 2006 to $1,113.6 million at December 31, 2007 for a $119.6 million decrease in total assets during the year ended December 31, 2007.

Net working capital, defined as current assets less cash and current liabilities, decreased $28.6 million from $101.1 million in December 31, 2006, to $72.5 million in December 31, 2007.

Significant changes in net working capital from December 31, 2006, were as follows:

- A decrease in receivables of $55.5 million due to the reduction in sales,
- A decrease in inventories and supplies of $12.7 million due to the reduction in sales demand,
- A decrease in accounts payable of $27.1 million due to the reduction in amounts due related to inventory and other items,
- A decrease in accrued and other liabilities of $7.4 million primarily due to the settlement of a contingency with a customer.

Capital Resources and Liquidity

Our primary sources of liquidity during 2007 were cash provided by operating activities and cash reserves. In addition, we have a $125 million revolving credit facility, as defined and discussed below, all of which is currently undrawn. Primary uses of cash were working capital needs, capital expenditures, and debt service.

Cash Flow Provided by Operating Activities

Net cash provided by operating activities in 2007 amounted to $82.9 million compared to net cash provided by operating activities of $151.0 million for the comparable period in 2006, a decrease of $68.1 million. Our net loss of $8.6 million for 2007 compared to net income of $65.1 million for the comparable period of 2006 was the primary contributor to the decreased cash flow.

Investing Activities

Net cash used in investing activities totaled $36.4 million for the year ended December 31, 2007, compared to a use of $40.8 million for the year ended December 31, 2006, a decrease of $4.4 million. Our most significant cash outlays for investing activities are the purchases of property, plant, and equipment. Our capital expenditures in 2007 were $36.5 million compared to capital expenditures of $42.2 million in 2006. Cash generated from operations and existing cash reserves funded these expenditures. Capital expenditures for 2008 are expected to be between $35 million and $40 million, which we expect to fund through our cash from operations or existing cash reserves. During 2006, we sold our property in Columbia, Tennessee, for net proceeds of $1.9 million and purchased the remaining 50% interest of a joint venture with Goodyear for $0.7 million, net of cash acquired.

Financing Activities

Net cash used by financing activities totaled $65.8 million for 2007 compared to net cash used by financing activities of $48.4 million for the comparable period in 2006. During 2007, we paid down $70 million of term debt. Also during 2007, we received proceeds from stock-based compensation activity and related income tax benefits of $4.2 million, compared to $6.7 million in 2006.

Bank Borrowing

Effective January 31, 2005, we entered into a fourth amended and restated credit agreement in conjunction with the acquisition of TTI to refinance substantially all of our existing bank facilities, as well as the senior bank debt and subordinated debt of TTI. Under the refinancing, we entered into (i) a new term credit facility in an aggregate principal amount of $550 million that requires annual amortization payments of 1% per year, with the balance payable on January 31, 2012, and (ii) a revolving facility in an aggregate amount of $125 million (comprised of a $95 million U.S. revolving credit facility and a $30 million Canadian revolving credit facility) which matures on January 31, 2010. Neither revolving facility was drawn as of December 31, 2007. The loans under the term credit facility and the U.S. revolving credit facility are secured by, among other things, a lien on substantially all of our U.S. properties, assets and domestic subsidiaries and a pledge of 65% of the stock of our foreign subsidiaries. The loans under the Canadian revolving facility are secured by substantially all the properties and assets of Accuride Canada, Inc. As of December 31, 2007, the outstanding balance on the term debt was $294.6 million.

On November 28, 2007, we entered into an amendment to the Fourth Amended and Restated Credit Agreement, dated as of January 31, 2005. The amendment increased pricing and modified certain financial covenants through 2008, including changes to the leverage, interest coverage and fixed charge coverage ratios.

Restrictive Debt Covenants. Our credit documents contain numerous financial and operating covenants that limit the discretion of management with respect to certain business matters. These covenants place significant restrictions on, among other things, the ability to incur additional debt, to pay dividends, to create liens, to make certain payments and investments and to sell or otherwise dispose of assets and merge or consolidate with other entities. Accuride is also required to meet certain financial ratios and tests including a leverage ratio, an interest coverage ratio, and a fixed charge coverage ratio. A failure to comply with the obligations contained in the credit documents could result in an event of default, and possibly the acceleration of the related debt and the acceleration of debt under other instruments evidencing indebtedness that may contain cross-acceleration or cross-default provisions. We were in compliance with all such covenants at December 31, 2007.

Senior Subordinated Notes. Effective January 31, 2005, we issued $275 million aggregate principal amount of 8½% senior subordinated notes due 2015 in a private placement transaction. Interest on the senior subordinated notes is payable on February 1 and August 1 of each year, beginning on August 1, 2005. The notes mature on February 1, 2015 and may be redeemed, at our option, in whole or in part, at any time on or before February 1, 2010 in cash at the redemption prices set forth in the indenture, plus interest. In addition, until February 1, 2008, we were entitled to redeem up to 40% of the aggregate principal amount of notes issued under the indenture with the proceeds of certain equity offerings. The notes are general unsecured obligations ranking senior in right of payment to all of our existing and future subordinated indebtedness. The notes are subordinated to all of our existing and future senior indebtedness including indebtedness incurred under our credit agreement.

In May 2005, we successfully completed an exchange offer as required per the terms of the registration rights agreement we entered into with the initial purchasers in connection with the issuance of our senior subordinated notes issued in January 2005. Pursuant to an effective exchange offer registration statement filed with the SEC, holders of our outstanding unregistered 8½% senior subordinated notes due 2015 exchanged such notes for otherwise identical 8½% senior subordinated notes due 2015 which have been registered under the Securities Act of 1933, as amended.

Off-Balance Sheet Arrangements. Our off-balance sheet arrangements include the operating leases and unconditional purchase obligations which are principally take-or-pay obligations related to the purchase of certain materials, including natural gas, consistent with customary industry practice as well as letters of credit.

Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations as of December 31, 2007 and the effect such obligations and commitments are expected to have on our liquidity and cash flow in future periods:

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(dollars in millions)				
Long-term debt	$ 572.7	$ —	$ —	$294.6	$278.1
Interest on long-term debt(a)	165.6	23.4	46.8	46.8	48.6
Interest on variable rate debt(b)	103.1	25.2	50.3	27.5	0.1
Capital leases	0.5	0.2	0.2	0.1	—
Operating leases	26.4	6.3	9.1	5.7	5.3
Purchase commitments(c)	36.6	34.8	1.1	0.7	—
Other long-term liabilities(d)	172.1	19.3	28.5	31.0	93.3
Total obligations	$1,077.0	$109.2	$136.0	$406.4	$425.4

(a) Consists of interest payments for our outstanding 8½% senior subordinated notes due 2015 at a fixed rate of 8½%.

(b) Consists of interest payments for our average outstanding balance of our senior credit facilities at a variable rate of LIBOR of 5.00% plus the applicable rate. The interest rate for the outstanding industrial revenue bond was the 2007 average rate of 3.83%.

(c) The unconditional purchase commitments are principally take-or-pay obligations related to the purchase of certain materials, including natural gas, consistent with customary industry practice.

(d) Consists primarily of estimated post-retirement and pension contributions for 2008 and estimated future post-retirement and pension benefit payments for the years 2009 through 2017. Amounts for 2018 and thereafter are unknown at this time.

(e) Since it is not possible to determine in which future period it might be paid, excluded above is the $9.9 million uncertain tax liability recorded due to our adoption of FIN 48, *Accounting for Uncertainty of Income Taxes*, on January 1, 2007.

(f) Since it is not possible to determine in which future period it might be paid, excluded above is a $13.5 million guarantee of a lease liability over a three-year period ending on February 28, 2011. That obligation will diminish by approximately $375 thousand per month pursuant to payments made by the lessee.

Critical Accounting Policies and Estimates

Our consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles applied on a consistent basis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting periods.

We continually evaluate our accounting policies and estimates we use to prepare the consolidated financial statements. In general, management's estimates are based on historical experience, on information from third party professionals and on various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ from those estimates made by management.

Critical accounting policies and estimates are those where the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and the impact of the estimates and assumptions on financial condition or operating performance is material. We believe our critical accounting policies and estimates, as reviewed and discussed with the Audit Committee of our Board of Directors, include accounting for impairment of long-lived assets, goodwill, self-insurance, pensions, and taxes.

Impairment of Long-lived Assets—We evaluate long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review of recoverability, we estimate future cash flows expected to result from the use of the asset and our eventual disposition. The estimates of future cash flows, based on reasonable and supportable assumptions and projections, require management's subjective judgments. The time periods for estimating future cash flows is often lengthy, which increases the sensitivity to assumptions made. Depending on the assumptions and estimates used, the estimated future cash flows projected in the evaluation of long-lived assets can vary within a wide range of outcomes. We consider the likelihood of possible outcomes in determining the best estimate of future cash flows.

Accounting for Goodwill and Other Intangible Assets—Since the adoption of Statement of Financial Accounting Standards, or SFAS, No. 142 on January 1, 2002, we no longer amortize goodwill but instead test annually for impairment as required by SFAS No. 142. If the carrying value of goodwill or other intangible assets exceeds our fair value, an impairment loss must be recognized. A present value technique is used to estimate the fair value of a group of assets. The use of a present value technique requires the use of estimates of future cash flows. These cash flow estimates incorporate assumptions that marketplace participants would use in their estimates of fair value as well as our own assumptions. These cash flow estimates are based on reasonable and supportable assumptions and consider all available evidence. However, there is inherent uncertainty in estimates of future cash flows and terminal values. As such, several different terminal values were used in our calculations and the likelihood of possible outcomes was considered. Indefinite lived intangibles assets (trade names) are not amortized but are reviewed for impairment at least annually or more frequently if impairment indicators arise. However, as a result of a recent decline in our common stock price, we will evaluate goodwill on a quarterly basis for potential impairment if such conditions continue. The impairment test that was performed in the fourth quarter of 2007 resulted in an intangible asset impairment loss in our Components segment of $1.1 million related to Gunite's trade name.

Self-Insurance—Management's judgment is required to estimate our medical insurance and workers compensation liabilities since we are self-insured. We evaluate the trends of claims to determine the appropriate liability and adjust the amount of such liability, if necessary. Although we are self-insured, we do use insurance policies to cover claims over a pre-determined limit.

Pensions and Other Post-Employment Benefits—We account for our defined benefit pension plans and other post-employment benefit plans in accordance with SFAS No. 87, *Employers' Accounting for Pensions*, SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*, and SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, which require that amounts recognized in financial statements be determined on an actuarial basis. As permitted by SFAS No. 87, we use a smoothed value of plan assets (which is further described below). SFAS No. 87 requires that the effects of the performance of the pension plan's assets and changes in pension liability discount rates on our computation of pension income (cost) be amortized over future periods. SFAS No. 158 requires an employer to fully recognize the obligations associated with single-employer defined benefit pension, retiree healthcare, and other postretirement plans in their financial statements.

The most significant element in determining our pension income (cost) in accordance with SFAS No. 87 is the expected return on plan assets. In 2007, we assumed that the expected long-term rate of return on plan assets would be 8.00%. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over five years. This produces the expected return on plan assets that is included in pension income (cost). The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future pension income (cost).

Over the long term, our pension plan assets have earned approximately 8.0%. The expected return on plan assets is reviewed annually, and if conditions should warrant, will be revised. If we were to lower this rate, future pension cost would increase.

At the end of each year, we determine the discount rates to be used to calculate the present value of each of the plan liabilities. The discount rate is an estimate of the current interest rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, we look to rates of return on high-quality, fixed-income investments that receive one of the two highest ratings given by a recognized ratings agency. At December 31, 2007, we determined the blended rate to be 5.58%. Changes in discount rates over the past three years have not materially affected pension income (cost), and the net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, have been deferred, in accordance with SFAS No. 87.

For the year ended December 31, 2007, we recognized consolidated pretax pension cost of $13.5 million (including the $11.1 million curtailment charge as a result of a reduction of our hourly workforce in our London, Ontario facility) compared to $7.5 million in 2006 (including a $2.4 million curtailment charge as a result of an reduction of our hourly workforce in our London, Ontario facility). We currently expect that the consolidated pension cost for 2008 will be approximately $2.3 million. We currently expect to contribute $15.9 million to our pension plans during 2008, however, we may elect to adjust the level of contributions based on a number of factors, including performance of pension investments, changes in interest rates, and changes in workforce compensation.

For the year ended December 31, 2007, we recognized a consolidated pre-tax post-retirement welfare benefit cost of $4.0 million (including a net $0.7 million curtailment gain) compared to $6.0 million in 2006. We currently expect that the consolidated post-retirement welfare benefit cost for 2008 will be approximately $2.6 million. We expect to contribute $3.4 million during 2008 to our post-retirement welfare benefit plans.

Income Taxes—Management judgment is required in developing our provision for income taxes, including the determination of deferred tax assets, liabilities and any valuation allowances recorded against the deferred tax assets. We evaluate quarterly the realizability of our net deferred tax assets by assessing the valuation allowance and adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are our forecast of future taxable income and the availability of tax planning strategies that can be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets. Factors that may affect our ability to achieve sufficient forecasted taxable income include, but are not limited to, the following: increased competition, a decline in sales or margins, or loss of market share.

We operate in multiple jurisdictions and are routinely under audit by federal, state and international tax authorities. Exposures exist related to various filing positions that may require an extended period of time to resolve and may result in income tax adjustments by the taxing authorities. Reserves for these potential exposures that have been established represent management's best estimate of the probable adjustments. On a quarterly basis, management evaluates the reserve amounts in light of any additional information and adjusts the reserve balances as necessary to reflect the best estimate of the probable outcomes. We believe that we have established the appropriate reserve for these estimated exposures. However, actual results may differ from these estimates. The resolution of these matters in a particular future period could have an impact on our consolidated statement of operations and provision for income taxes.

Recent Developments

New Accounting Pronouncements

SFAS No. 157—In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, to eliminate the diversity in practice that exists due to the different definitions of fair value and the limited guidance for applying those definitions in GAAP that are dispersed among the many accounting pronouncements that require fair value measurements. SFAS No. 157 will apply to fiscal years beginning after November 15, 2007. In November 2007, the FASB provided a one year deferral for the implementation of SFAS No. 157 for other nonfinancial assets and liabilities. Management does not currently anticipate a material impact of SFAS No. 157 on the consolidated financial statements

SFAS No. 159—In February 2007, the FASB issued SFAS No. 159, *Establishing the Fair Value Option for Financial Assets and Liabilities*, to permit all entities to choose to elect to measure eligible financial instruments at fair value. SFAS No. 159 applies to fiscal years beginning after November 15,

2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 157, *Fair Value Measurements.* An entity is prohibited from retrospectively applying SFAS No. 159, unless it chooses early adoption. Management does not currently anticipate that it will have a material impact of SFAS No. 159 on the consolidated financial statements.

SFAS No. 141(R)—In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*, which replaces SFAS No. 141, *Business Combinations*. SFAS No. 141(R) requires the acquirer of a business to recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at fair value. SFAS No. 141(R) also requires transactions costs related to the business combination to be expensed as incurred. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Management is currently evaluating the impact of SFAS No. 141(R) related to future acquisitions, if any, on our consolidated financial statements.

SFAS No. 160—In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements*. SFAS No. 160 requires all entities to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements. Its intention is to eliminate the diversity in practice regarding the accounting for transactions between an entity and noncontrolling interests. SFAS No. 160 will apply to fiscal years beginning on or after December 15, 2008. Management is currently evaluating the impact of SFAS No. 160 on our consolidated financial statements.

Effects of Inflation.

The effects of inflation were not considered material during fiscal years 2007, 2006, or 2005.

Item 7A. Quantitative and Qualitative Disclosure about Market Risk

In the normal course of doing business, we are exposed to the risks associated with changes in foreign exchange rates, raw material/commodity prices, and interest rates. We use derivative instruments to manage these exposures. The objectives for holding derivatives are to minimize the risks using the most effective methods to eliminate or reduce the impacts of these exposures.

Foreign Currency Risk

Certain forecasted transactions, assets, and liabilities are exposed to foreign currency risk. We monitor our foreign currency exposures to maximize the overall effectiveness of our foreign currency derivatives. The principal currency of exposure is the Canadian dollar. From time to time we use foreign currency financial instruments to offset the impact of the variability in exchange rates on our operations, cash flows, assets and liabilities. At December 31, 2007, we had no open foreign exchange forward contracts.

Foreign currency derivative contracts provide only limited protection against currency risks. Factors that could impact the effectiveness of our currency risk management programs include accuracy of sales estimates, volatility of currency markets and the cost and availability of derivative instruments.

The counterparty to the foreign exchange contracts is a financial institution with an investment grade credit rating. The use of forward contracts protects our cash flows against unfavorable movements in exchange rates, to the extent of the amount under contract.

Raw Material/Commodity Price Risk

We rely upon the supply of certain raw materials and commodities in our production processes, and we have entered into firm purchase commitments for steel, aluminum, and natural gas. A 10%

adverse change in pricing (considering 2007 production volume) would be approximately $4.9 million, which would be reduced through the terms of the sales, supply, and procurement contracts. Additionally, from time to time, we use commodity price swaps and futures contracts to manage the variability in certain commodity prices on our operations and cash flows. At December 31, 2007, the notional amount of open commodity price swaps or futures contracts was $12.5 million.

Interest Rate Risk

We use long-term debt as a primary source of capital. The following table presents the principal cash repayments and related weighted average interest rates by maturity date for our long-term debt at December 31, 2007. The weighted average interest rates are based on 12 month LIBOR in effect as of December 31, 2007:

(Dollars in thousands)	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value
Long-term Debt:								
Fixed	—	—	—	—	—	$275,000	$275,000	$224,298
Average Rate	—	—	—	—	—	8.50%	8.50%	
Variable	—	—	—	—	$294,625	$ 3,100	$297,725	$280,048
Average Rate	—	—	—	—	8.50%	3.67%	8.45%	

We have used interest rate swaps to alter interest rate exposure between fixed and variable rates on a portion of our long-term debt. As of December 31, 2007, we were party to two interest rate swap agreements. The first swap has a notional of $250 million with terms to exchange with the counterparty, at specified intervals, the difference between 4.43% from March 2007 through March 2008, and the variable rate interest amounts calculated by reference to the notional principal amount. The second agreement was established in December 2007 and has terms with the counterparty, at specified intervals, the difference between 3.81% from March 2008 through March 2010, and the variable rate interest amounts calculated by reference to the notional principal amount. The notional principal amounts under the terms are $200 million from March 2008 through March 2009, $150 million from March 2009 through September 2009 and $125 million from September 2009 through March 2010.

Item 8. Financial Statements and Supplementary Data

Attached, beginning at page 55.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures. In accordance with Rule 13a-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), our management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2007. Based upon their evaluation of these disclosure controls and procedures, the Chairman of the Board and Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2007 to ensure that information required to be disclosed under the Exchange Act is recorded, processed, summarized, and reported, within the time period specified in the Securities and Exchange Commission rules and forms, and to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that, as of December 31, 2007, our internal controls over financial reporting were effective based on that framework.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP, the Company's independent registered public accounting firm, issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2007, which is included herein.

Changes in Internal Controls Over Financial Reporting—During the fourth quarter of fiscal 2007 there were no material changes in our internal controls over financial reporting or in other factors that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Accuride Corporation

We have audited the internal control over financial reporting of Accuride Corporation and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Evaluation of Disclosure Controls and Procedures*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated March 10, 2008 expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph regarding the adoption of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, Statement of Financial Accounting Standards No. 123(R), *Share Based Payment*, and Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*.

/s/ DELOITTE & TOUCHE LLP
Indianapolis, Indiana
March 10, 2008

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

The information required by Item 10 is incorporated by reference to the information set forth in our Proxy Statement in connection to our 2008 Annual Meeting of Shareholders to be filed with the SEC not later than 120 days after the end of our fiscal year covered by this Form 10-K.

Code of Ethics for CEO and Senior Financial Officers

As part of our system of corporate governance, our Board of Directors has adopted a code of conduct that is applicable to all employees including our Chief Executive Officer and senior financial officers. The Accuride Code of Conduct is available on our website at http://www.accuridecorp.com. We intend to disclose on our website any amendments to, or waivers from, our Code of Conduct that are required to be publicly disclosed pursuant to the rules of the Securities and Exchange Commission.

Item 11. Executive Compensation

The information required by Item 11 is incorporated by reference to the information set forth in our 2008 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information required by Item 12 is incorporated by reference to the information set forth in our 2008 Proxy Statement.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required by Item 13 is incorporated by reference to the information set forth in our 2008 Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by Item 14 is incorporated by reference to the information set forth in our 2008 Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following constitutes a list of Financial Statements and Financial Statement Schedules required to be included in this report:

1. Financial Statements

   The following financial statements of the Registrant are filed herewith as part of this report:

   Report of Independent Registered Public Accounting Firm.

   Consolidated Balance Sheets—December 31, 2007 and 2006,

   Consolidated Statements of Operations—Years ended December 31, 2007, 2006, and 2005.

   Consolidated Statements of Stockholders' Equity—Years ended December 31, 2007, 2006, and 2005.

   Consolidated Statements of Cash Flows—Years ended December 31, 2007, 2006, and 2005.

   Notes to Consolidated Financial Statements—Years ended December 31, 2007, 2006, and 2005.

2. Financial Statement Schedules

   Schedules are omitted because of the absence of conditions under which they are required or because the required information is presented in the Financial Statements or notes thereto.

3. Exhibits

2.1 — Agreement and Plan of Merger, dated as of December 24, 2004, by and among Accuride Corporation, Amber Acquisition Corp., Transportation Technologies Industries, Inc., certain signing stockholders and the Company Stockholders Representatives. Previously filed as an exhibit to the Form 8-K filed on December 30, 2004 and incorporated herein by reference.

2.2 — Stock Subscription and Redemption Agreement, dated as of November 17, 1997, among Accuride Corporation, Hubcap Acquisition L.L.C. and Phelps Dodge Corporation. Previously filed as an exhibit to the Form S-4 effective July 23, 1998 (Reg. No. 333-50239) and incorporated herein by reference.

2.3 — Amendment to Agreement and Plan of Merger, dated as of January 28, 2005, by and among Accuride Corporation, Amber Acquisition Corp., Transportation Technologies Industries, Inc. certain signing stockholders and the Company Stockholders Representatives. Previously filed as an exhibit to the Form 8-K filed on February 4, 2005 and incorporated herein by reference.

3.1 — Amended and Restated Certificate of Incorporation of Accuride Corporation. Previously filed as an exhibit to Amendment 4, filed on April 21, 2005, to the Form S-1 effective April 25, 2005 (Reg. No. 333-121944) and incorporated herein by reference.

3.2 — Amended and Restated Bylaws of Accuride Corporation. Previously filed as an exhibit to Form 8-K filed on December 22, 2005 and incorporated herein by reference.

4.1 — Specimen common stock certificate of registrant. Previously filed as an exhibit to Amendment 2, filed March 25, 2005, to Form S-1 effective April 25, 2005 (Reg. No. 333-121944) and incorporated herein by reference.

4.2	—	Indenture, dated as of January 31, 2005, by and among the Registrant, all of the Registrant's direct and indirect Domestic Subsidiaries existing on the Issuance Date and The Bank of New York Trust Company, N.A., with respect to $275.0 million aggregate principal amount of 8½% Senior Subordinated Notes due 2015. Previously filed as an exhibit to the Form 8-K filed on February 4, 2005 and incorporated herein by reference.
4.3	—	Amended and Restated Registration Rights Agreement dated January 31, 2005 by and between the Registrant and each of the Stockholders (as defined therein). Previously filed as an exhibit to the Form 8-K filed on February 4, 2005 and incorporated herein by reference.
4.4	—	Shareholder Rights Agreement dated January 31, 2005 by and between the Registrant and the Stockholders (as defined therein). Previously filed as an exhibit to the Form 8-K filed on February 4, 2005 and incorporated herein by reference.
4.5	—	Termination of Shareholder Rights Agreement, dated September 15, 2007. Previously filed as an exhibit to the Form 10-Q filed on November 2, 2007 and incorporated herein by reference.
4.6	—	Registration Rights Agreement, dated January 31, 2005, by and among Accuride Corporation, as issuer, the Guarantors named in Schedule A thereto and Lehman Brothers Inc., Citigroup Global Markets Inc. and UBS Securities LLC, as initial purchasers. Previously filed as an exhibit to Amendment 2, filed March 25, 2005, to Form S-1 effective April 25, 2005 (Reg. No. 333-121944) and incorporated herein by reference.
4.7*	—	Form of Stockholders' Agreement by and among Accuride Corporation, certain employees and Hubcap Acquisition L.L.C. Previously filed as an exhibit to the Form S-4 effective July 23, 1998 (Reg. No. 333-50239) and incorporated herein by reference.
4.8*	—	Form of Amendment to Stockholders' Agreement by and among Accuride Corporation, certain employees and the Hubcap Acquisition L.L.C. Previously filed as an exhibit to Amendment No. 1, filed September 22, 2005 to Form S-1 effective October 3, 2005 (Reg. No. 333-128327) and incorporated herein by reference.
4.9	—	Bond Guaranty Agreement dated as of March 1, 1999 by Bostrom Seating, Inc. in favor of NBD Bank as Trustee. Previously filed as an exhibit to Amendment No. 1 filed on February 23, 2005 to the Form S-1 effective April 25, 2005 (Reg. No. 333-121944) and incorporated herein by reference.
10.1*	—	1998 Stock Purchase and Option Plan for Employees of Accuride Corporation and Subsidiaries, as amended. Previously filed as an exhibit to Amendment No. 2 filed on March 25, 2005 to the Form S-1 effective April 25, 2005 (Reg. No. 333-121944) and incorporated herein by reference.
10.2*	—	Form of Non-qualified Stock Option Agreement by and between Accuride Corporation and certain employees. Previously filed as an exhibit to the Form S-4 effective July 23, 1998 (Reg. No. 333-50239) and incorporated herein by reference.
10.3*	—	2005 Incentive Award Plan (as Amended and Restated). Previously filed as an exhibit to the Form 8-K filed on June 19, 2007 and incorporated herein by reference.
10.4*	—	Accuride Corporation Employee Stock Purchase Plan. Previously filed as an exhibit to Amendment 4, filed on April 21, 2005, to the Form S-1 effective April 25, 2005 (Reg. No. 333-121944) and incorporated herein by reference.

10.5* — First Amendment to the Accuride Corporation Employee Stock Purchase Plan. Previously filed as an Exhibit to the Form 10-K filed on March 7, 2006, and incorporated herein by reference.

10.6 — Lease Agreement, dated November 1, 1988, by and between Kaiser Aluminum & Chemical Corporation and The Bell Company regarding the property in Cuyahoga Falls, Ohio, as amended and extended. Previously filed as an exhibit to the Form S-4 effective July 23, 1998 (Reg. No. 333-50239) and incorporated herein by reference.

10.7 — First Amendment to Lease Agreement, dated September 30, 1999, between AKW, L.P. (Accuride Erie) (as successor to Kaiser Aluminum and Chemical Corporation) and Sarum Management, Inc. (as successor to The Bell Company) regarding the property in Cuyahoga Falls, Ohio. Previously filed as an exhibit to Amendment No. 1 filed on February 23, 2005 to the Form S-1 effective April 25, 2005 (Reg. No. 333-121944) and incorporated herein by reference.

10.8 — Second Amendment to Lease Agreement between AKW, L.P. (Accuride Erie) (as successor to Kaiser Aluminum and Chemical Corporation) and Sarum Management, Inc. (as successor to the Bell Company) regarding the property in Cuyahoga Falls, Ohio. Previously filed as an Exhibit to the Form 10-K filed on March 21, 2003 and incorporated herein by reference.

10.9 — Third Amendment to Lease Agreement between Accuride Erie L.P. and Sarum Management, Inc. regarding the property in Cuyahoga Falls, Ohio. Previously filed as an Exhibit to the Form 10-K filed on March 17, 2004 and incorporated herein by reference.

10.10 — Lease Agreement, dated October 26, 1998, as amended, by and between Accuride Corporation and Viking Properties, LLC, regarding the Evansville, Indiana office space. Previously filed as an exhibit to Amendment No. 1 filed on February 23, 2005 to the Form S-1 effective April 25, 2005 (Reg. No. 333-121944) and incorporated herein by reference.

10.11 — Lease Agreement, dated March 31, 2005, between Accuride Erie L.P. and Greater Erie Industrial Development Corporation regarding property in Erie, Pennsylvania. Previously filed as an exhibit to the Form 10-K filed on March 7, 2006 and incorporated herein by reference.

10.12* — Accuride Executive Retirement Allowance Policy, dated November 2003. Previously filed as an exhibit to the Form 10-K filed on March 17, 2004 and incorporated herein by reference.

10.13 — Security Agreement, dated July 26, 2006, by Accuride Canada, Inc. to Citicorp USA, Inc. Previously filed as an exhibit to the Form 10-Q filed on August 9, 2001 and incorporated herein by reference.

10.14* — Form of Severance and Retention Agreement (Tier I executives). Previously filed as an exhibit to the Form 8-K filed on February 27, 2008, and incorporated herein by reference.

10.15* — Form of Severance and Retention Agreement (Tier II executives). Previously filed as an exhibit to the Form 8-K filed on February 27, 2008, and incorporated herein by reference.

10.16* — Form of Severance and Retention Agreement (Tier III executives). Previously filed as an exhibit to the Form 8-K filed on February 27, 2008, and incorporated herein by reference.

10.17 — Pledge of Shares Agreement, dated June 13, 2003, by and between Accuride Corporation and Citicorp USA, Inc. Previously filed as an exhibit to the Form 10-Q filed August 13, 2003 and incorporated herein by reference.

10.18 — Lease Agreement, dated October 19, 1989, as amended between Accuride Corporation and The Package Company, L.L.C. (as successor in interest to Taylor Land & Co.), regarding the property in Taylor, Michigan. Previously filed as an exhibit to Amendment No. 1 filed on February 23, 2005 to the Form S-1 effective April 25, 2005 (Reg. No. 333-121944) and incorporated herein by reference.

10.19 — Lease Agreement, dated March 1, 1999, by and between the Industrial Development Board of the City of Piedmont and Bostrom Seating, Inc. Previously filed as an exhibit to Amendment No. 1 filed on February 23, 2005 to the Form S-1 effective April 25, 2005 (Reg. No. 333-121944) and incorporated herein by reference.

10.20 — Remarketing Agent Agreement, dated March 1, 1999, among Bostrom Seating, Inc., as User, the Industrial Development Board of the City of Piedmont, as Issuer, and Merchant Capital, L.L.C., as Remarketing Agent. Previously filed as an exhibit to Amendment No. 1 filed on February 23, 2005 to the Form S-1 effective April 25, 2005 (Reg. No. 333-121944) and incorporated herein by reference.

10.21 — Amended and Restated Build to Suit Industrial Lease Agreement, dated March 17, 2000, as amended, by and between Industrial Realty Partners, LLC and Imperial Group, L.P. Previously filed as an exhibit to Amendment No. 1 filed on February 23, 2005 to the Form S-1 effective April 25, 2005 (Reg. No. 333-121944) and incorporated herein by reference.

10.22 — Lease Agreement, dated August 19, 2003, as amended, by and between Sansome Pacific Properties, Inc. or its lawful assignee (as successor in interest to Bristol Rail Associates, LLC) and Gunite Corporation. Previously filed as an exhibit to Amendment No. 1 filed on February 23, 2005 to the Form S-1 effective April 25, 2005 (Reg. No. 333-121944) and incorporated herein by reference.

10.23 — Lease Agreement, dated August 13, 2002, by and between Fink Management, LLC and Gunite Corporation. Previously filed as an exhibit to Amendment No. 1 filed on February 23, 2005 to the Form S-1 effective April 25, 2005 (Reg. No. 333-121944) and incorporated herein by reference.

10.24 — Standard Industrial Commercial Single-Tenant Lease-Net, dated July 16, 2003, by and between Napa/Livermore Properties, LLC and FABCO Automotive Corporation. Previously filed as an exhibit to Amendment No. 1 filed on February 23, 2005 to the Form S-1 effective April 25, 2005 (Reg. No. 333-121944) and incorporated herein by reference.

10.25 — Fourth Amended and Restated Credit Agreement, dated January 31, 2005, by and among the Registrant, Accuride Canada Inc., the banks, financial institutions and other institutional lenders listed on the signature pages thereof, Citibank, N.A., Citicorp USA, Inc., Citigroup Global Markets Inc., Lehman Brothers Inc., Lehman Commercial Paper Inc., and UBS Securities LLC. Previously filed as an Exhibit to the Form 8-K filed on February 4, 2005 and incorporated herein by reference.

10.26 — First Amendment, dated November 28, 2007, to the Fourth Amended and Restated Credit Agreement, dated January 31, 2005, by and among the Registrant, Accuride Canada, Inc., the banks, financial institutions, and other institutional lenders listed on the signature pages thereof, Citibank, N.A., Citicorp USA, Inc., Citigroup Global Markets Inc., Lehman Brothers Inc, Lehman Commercial Paper Inc., and UBS Securities LLC. Previously filed as an exhibit to Form 8-K filed on November 29, 2007 and incorporated herein by reference.

10.27 — Amended and Restated Guarantee and Collateral Agreement, dated January 31, 2005, made by the Registrant and certain of its subsidiaries in favor of Citicorp USA, Inc. as administrative agent. Previously filed as an exhibit to the Form 8-K filed on February 4, 2005 and incorporated herein by reference.

10.28 — Management Services Agreement, dated January 31, 2005, among Accuride Corporation, Kohlberg Kravis Roberts & Co. L.P. and Trimaran Fund Management L.L.C. Previously filed as an exhibit to Amendment No. 1 filed on February 23, 2005 to the Form S-1 effective April 25, 2005 (Reg. No. 333-121944) and incorporated herein by reference.

10.29* — Form of Indemnification Agreement. Previously filed as an exhibit to Amendment 4, filed on April 21, 2005, to the Form S-1 effective April 25, 2005 (Reg. No. 333-121944) and incorporated herein by reference.

10.30* — Form of Accuride Corporation Stock Option Agreement (Performance Vesting) for use with 2005 Incentive Award Plan. Previously filed as an exhibit to Amendment 4, filed on April 21, 2005, to the Form S-1 effective April 25, 2005 (Reg. No. 333-121944) and incorporated herein by reference.

10.31* — Form of Accuride Corporation Stock Option Agreement (Time Vesting) for use with 2005 Incentive Award Plan. Previously filed as an exhibit to Amendment 4, filed on April 21, 2005, to the Form S-1 effective April 25, 2005 (Reg. No. 333-121944) and incorporated herein by reference.

10.32* — Form of Accuride Corporation Directors Stock Option Agreement for use with 2005 Incentive Award Plan. Previously filed as an exhibit to Amendment 4, filed on April 21, 2005, to the Form S-1 effective April 25, 2005 (Reg. No. 333-121944) and incorporated herein by reference.

10.33 — Lease Agreement, dated as of February 12, 2007, by and between Imperial Group, LP, and Northgate Investors, LLC. Previously filed as an exhibit to the Form 8-K filed on February 13, 2007, and incorporated herein by reference.

10.34 — Commercial Lease, effective August 1, 2006, by and between Accuride Corporation and RN Realty. Previously filed as an exhibit to the Form 8-K filed on July 17, 2006, and incorporated herein by reference.

10.35* — Form of Restricted Stock Unit Award Agreement for use with 2005 Incentive Award Plan. Previously filed as an exhibit to the Form 8-K filed on December 21, 2006, and incorporated herein by reference.

10.36* — Form of Stock Appreciation Rights Award Agreement for use with 2005 Incentive Award Plan. Previously filed as an exhibit to the Form 8-K filed on December 21, 2006, and incorporated herein by reference.

10.37*† — Form of Accuride Non-employee Director Restricted Stock Unit Award Agreement, for use with the 2005 Incentive Award Plan.

10.38* — Accuride Corporation Directors' Deferred Compensation Plan, as amended and restated effective January 1, 2008. Previously filed as an exhibit to the Form 8-K filed on October 29, 2007, and incorporated herein by reference.

10.39* — Employment Agreement by and between Accuride Corporation and Terrence Keating, effective as of March 1, 2008. Previously filed as an exhibit to the Form 8-K filed on March 11, 2008, and incorporated herein by reference.

10.40	—	Commercial Lease Agreement, effective March 1, 2007, by and between Imperial Group, LP, and BR Williams Trucking, Inc. Previously filed as an exhibit to the Form 8-K filed on March 14, 2007, and incorporated herein by reference.
14.1	—	Accuride Corporation Code of Conduct-2005. Previously filed as an exhibit to Amendment No. 2 filed on March 25, 2005 to the Form S-1 effective April 25, 2005 (Reg. No. 333-121944) and incorporated herein by reference.
21.1†	—	Subsidiaries of the Registrant.
23.1†	—	Consent of Deloitte & Touche LLP.
31.1†	—	Section 302 Certification of John R. Murphy in connection with the Annual Report of Form 10-K of Accuride Corporation for the fiscal year ended December 31, 2007.
31.2†	—	Section 302 Certification of David K. Armstrong in connection with the Annual Report of Form 10-K of Accuride Corporation for the fiscal year ended December 31, 2007.
32.1††	—	Section 906 Certification of John R. Murphy in connection with the Annual Report on Form 10-K of Accuride Corporation for the fiscal year ended December 31, 2007.
32.2††	—	Section 906 Certification of David K. Armstrong in connection with the Annual Report on Form 10-K of Accuride Corporation for the fiscal year ended December 31, 2007.

† Filed herewith

†† Furnished herewith

* Management contract or compensatory agreement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 17, 2008

ACCURIDE CORPORATION

By: /s/ JOHN R. MURPHY

John R. Murphy
President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DAVID K. ARMSTRONG David K. Armstrong	Senior Vice President/Chief Financial Officer (Principal Financial and Accounting Officer)	March 17, 2008
/s/ TERRENCE J. KEATING Terrence J. Keating	Chairman	March 17, 2008
/s/ MARK D. DALTON Mark D. Dalton	Director	March 17, 2008
/s/ JOHN D. DURRETT, JR. John D. Durrett, JR.	Director	March 17, 2008
/s/ DONALD T. JOHNSON, JR. Donald T. Johnson, Jr.	Director	March 17, 2008
/s/ WILLIAM M. LASKY William M. Lasky	Director	March 17, 2008
/s/ CHARLES E. MITCHELL RENTSCHLER Charles E. Mitchell Rentschler	Director	March 17, 2008
/s/ DONALD C. ROOF Donald C. Roof	Director	March 17, 2008

ACCURIDE CORPORATION
INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Accuride Corporation
Evansville, Indiana

We have audited the accompanying consolidated balance sheets of Accuride Corporation and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Accuride Corporation and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* and effective January 1, 2006, the Company changed its method of accounting for share-based payments as required by Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment,* and effective December 31, 2006, the Company adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP
Indianapolis, Indiana
March 10, 2008

ACCURIDE CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
	(In thousands, except for per share data)	
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 90,935	$ 110,204
Customer receivables, net of allowance for doubtful accounts of $1,461 and $2,127 in 2007 and 2006, respectively	81,719	132,482
Other receivables	5,476	10,183
Inventories	92,570	103,653
Supplies	20,540	22,124
Deferred income taxes	19,422	14,451
Prepaid expenses and other current assets	2,703	5,143
Total current assets	313,365	398,240
PROPERTY, PLANT AND EQUIPMENT—Net	279,240	300,806
OTHER ASSETS:		
Goodwill	378,804	389,513
Other intangible assets	128,870	135,644
Investment in affiliates	1,090	350
Deferred financing costs, net of accumulated amortization of $3,705 and $2,470 in 2007 and 2006, respectively	6,794	8,029
Pension benefit plan asset and other	5,471	605
TOTAL	$1,113,634	$1,233,187
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 80,070	$ 107,217
Accrued payroll and compensation	30,456	28,430
Accrued interest payable	11,105	11,406
Income taxes payable	—	4,135
Other postretirement benefit plan liability	3,443	3,424
Accrued and other liabilities	24,880	32,287
Total current liabilities	149,954	186,899
LONG-TERM DEBT	572,725	642,725
DEFERRED INCOME TAXES	34,644	39,945
LONG-TERM INCOME TAX PAYABLE	9,915	—
OTHER POSTRETIREMENT BENEFIT PLAN LIABILITY	58,519	81,158
PENSION BENEFIT PLAN LIABILITY	10,939	15,096
OTHER LIABILITIES	3,138	3,782
COMMITMENTS AND CONTINGENCIES (Note 17)	—	—
STOCKHOLDERS' EQUITY:		
Preferred stock, $0.01 par value; 5,000 shares authorized and unissued	—	—
Common Stock, $0.01 par value; 100,000 shares authorized, 36,066 and 35,554 shares issued, and 35,362 and 34,850 shares outstanding in 2007 and 2006, respectively	354	349
Additional paid-in-capital	262,645	255,741
Treasury stock—76 shares at cost in 2007 and 2006	(751)	(751)
Accumulated other comprehensive loss	(9,105)	(23,100)
Retained earnings	20,657	31,343
Total stockholders' equity	273,800	263,582
TOTAL	$1,113,634	$1,233,187

See notes to consolidated financial statements.

ACCURIDE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,		
	2007	2006	2005
	(in thousands except per share data)		
NET SALES	$1,013,686	$1,408,155	$1,229,311
COST OF GOODS SOLD	927,192	1,211,258	1,028,175
GROSS PROFIT	86,494	196,897	201,136
OPERATING EXPENSES:			
Selling, general and administrative	56,898	53,458	51,601
INCOME FROM OPERATIONS	29,596	143,439	149,535
OTHER INCOME (EXPENSE):			
Interest income	1,952	1,976	556
Interest expense	(50,296)	(52,886)	(51,686)
Loss on extinguishment of debt	—	—	(4,474)
Refinancing costs	—	—	(15,513)
Equity in earnings of affiliates	—	621	455
Other income—net	6,978	602	565
INCOME (LOSS) BEFORE INCOME TAXES	(11,770)	93,752	79,438
INCOME TAX PROVISION (BENEFIT)	(3,131)	28,619	28,209
NET INCOME (LOSS)	$ (8,639)	$ 65,133	$ 51,229
Weighted average common shares outstanding—basic	35,179	34,280	29,500
Basic income (loss) per share	$ (0.25)	$ 1.90	$ 1.74
Weighted average common shares outstanding—diluted	35,249	34,668	30,075
Diluted income (loss) per share	$ (0.25)	$ 1.88	$ 1.70

See notes to consolidated financial statements.

ACCURIDE CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Dollars in thousands)

	Comprehensive Income (Loss)	Common Stock and Additional Paid-in-Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficiency)	Total Stockholders' Equity (Deficiency)
BALANCE at January 1, 2005	—	$ 52,086	$(735)	$(12,113)	$(85,019)	$(45,781)
Net income	$ 51,229	—	—	—	51,229	51,229
Issuance of common stock—acquisition of TTI	—	92,000	—	—	—	92,000
Net proceeds from sales of stock	—	89,605	—	—	—	89,605
Exercise of stock options	—	2,416	(16)	—	—	2,400
Other comprehensive income:						
Change in fair market value of cash flow hedges (net of tax)	(62)	—	—	(62)	—	(62)
Minimum pension liability adjustment (net of tax)	(13,648)	—	—	(13,648)	—	(13,648)
Comprehensive income	$ 37,519					
BALANCE—December 31, 2005		236,107	(751)	(25,823)	(33,790)	175,743
Net income	$ 65,133	—	—	—	65,133	65,133
Costs related to sales of stock	—	(103)	—	—	—	(103)
Exercise of share-based awards	—	6,812	—	—	—	6,812
Stock compensation expense	—	1,500	—	—	—	1,500
Tax contingency settlement	—	11,774	—	—	—	11,774
Adoption of SFAS No. 158 (net of tax)	—	—	—	(20,542)	—	(20,542)
Other comprehensive income:						
Change in fair market value of cash flow hedges (net of tax)	(397)	—	—	(397)	—	(397)
Minimum pension liability adjustment (net of tax)	23,662	—	—	23,662	—	23,662
Comprehensive income	$ 88,398					
BALANCE—December 31, 2006		256,090	(751)	(23,100)	31,343	263,582
Net income (loss)	$ (8,639)	—	—	—	(8,639)	(8,639)
Exercise of share-based awards	—	4,190	—	—	—	4,190
Stock compensation expense	—	2,719	—	—	—	2,719
Adoption of FIN 48	—	—	—	—	(2,047)	(2,047)
Other comprehensive income:						
Pension liability adjustment (net of tax)	13,995	—	—	13,995	—	13,995
Comprehensive income	$ 5,356					
BALANCE—December 31, 2007		$262,999	$(751)	$ (9,105)	$ 20,657	$273,800

See notes to consolidated financial statements.

ACCURIDE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2007	2006	2005
	(In thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ (8,639)	$ 65,133	$ 51,229
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and asset impairment	55,912	61,497	40,358
Amortization—deferred financing costs	1,235	1,366	3,237
Amortization and impairment—other intangible assets	6,774	5,532	5,194
Loss on extinguishment of debt	—	—	4,474
Loss (gain) on disposal of assets	433	1,551	85
Deferred income taxes	(8,450)	9,672	21,330
Equity in earnings of affiliates	—	(621)	(455)
Cash distribution from affiliate	—	—	1,000
Non-cash stock-based compensation	2,719	1,500	—
Changes in certain assets and liabilities, net of effects from acquisition:			
Receivables	55,470	1,069	(1,755)
Inventories and supplies	12,667	10,637	(15,952)
Prepaid expenses and other assets	11,142	3,119	(654)
Accounts payable	(25,873)	(9,997)	(7,514)
Accrued and other liabilities	(20,448)	555	(8,662)
Net cash provided by operating activities	82,942	151,013	91,915
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	(36,499)	(42,189)	(39,958)
Acquisition costs—TTI	—	—	(8,327)
Cash distribution from investment—Trimont	427	544	679
Proceeds from sale of property, plant and equipment	446	1,888	—
Other investments, net of cash acquired	(740)	(1,038)	—
Net cash used in investing activities	(36,366)	(40,795)	(47,606)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Payments on long-term debt	(70,000)	(50,000)	(971,731)
Proceeds from issuance of long-term debt	—	—	825,000
Increase in revolving credit advance	5,000	25,000	—
Decrease in revolving credit advance	(5,000)	(30,000)	—
Deferred financing fees	—	—	(10,006)
Payment of premium on notes extinguished	—	—	(2,928)
Proceeds from issuance of shares	—	(103)	89,605
Proceeds from employee stock option and stock purchase plans	3,006	4,535	2,323
Tax benefit from employee stock option exercises	1,149	2,139	—
Net cash used in financing activities	(65,845)	(48,429)	(67,737)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(19,269)	61,789	(23,428)
CASH AND CASH EQUIVALENTS—Beginning of year	110,204	48,415	71,843
CASH AND CASH EQUIVALENTS—End of year	$ 90,935	$110,204	$ 48,415
Supplemental cash flow information:			
Cash paid for interest	$ 46,794	$ 51,480	$ 49,987
Cash paid for taxes	$ 2,101	$ 10,249	$ 9,589
Cash paid for capital leases	$ 214	$ 233	$ 179
Purchases of property, plant and equipment in accounts payable	$ 8,221	$ 9,495	$ 7,300

See notes to consolidated financial statements.

(Dollars in thousands, except share and per share data)

Note 1—Summary of Significant Accounting Policies

Basis of Consolidation—The accompanying consolidated financial statements include the accounts of Accuride Corporation (the "Company") and its wholly-owned subsidiaries, including Accuride Canada, Inc. ("Accuride Canada"), Accuride Erie L.P. ("Accuride Erie"), Accuride de Mexico, S.A. de C.V. ("AdM"), AOT, Inc. ("AOT"), and Transportation Technologies Industries, Inc. ("TTI"). TTI's subsidiaries include Bostrom Seating, Inc. ("Bostrom"), Brillion Iron Works, Inc. ("Brillion"), Fabco Automotive Corporation ("Fabco"), Gunite Corporation ("Gunite"), and Imperial Group, L.P. ("Imperial"). TTI was acquired on January 31, 2005. Accordingly, 2005 results represent 11 months of activity (see Note 2). All intercompany transactions have been eliminated. Investments in affiliated companies in which we have a controlling interest are accounted for using the equity method.

Business of the Company—We are engaged primarily in the design, manufacture and distribution of components for trucks, trailers and certain military and construction vehicles. We sell our products primarily within North America and Latin America to original equipment manufacturers and to the aftermarket.

Management's Estimates and Assumptions—The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition—Revenue from product sales is recognized primarily upon shipment whereupon title passes and we have no further obligations to the customer. Provisions for discounts and rebates to customers, and returns and other adjustments are provided for in the same period the related sales are recorded as a reduction of sales when the related sales are recorded.

Cash and Cash Equivalents—Cash and cash equivalents include all highly liquid investments with original maturities of three months or less at the time of acquisition. The carrying value of these investments approximates fair value due to their short maturity.

Inventories—Inventories are stated at the lower of cost or market. Cost for substantially all inventories, except AdM, is determined by the first-in, first-out method ("FIFO"). Inventories at AdM are determined using average cost. We review inventory on hand and write down excess and obsolete inventory based on our assessment of future demand and historical experience.

Supplies—Supplies primarily consist of spare parts and consumables used in the manufacturing process. Supplies are stated at the lower of cost or market. Cost for substantially all supplies is determined by a moving-average method. We perform annual evaluations of supplies and provide an allowance for obsolete items based on usage activity.

Investment in Affiliate—Included in "Equity in earnings of affiliates" was our 50% interest in the earnings of AOT. AOT was a joint venture between us and The Goodyear Tire & Rubber Company ("Goodyear") formed to provide sequenced wheel and tire assemblies for Navistar International Transportation Corporation. Our investment in AOT at December 31, 2005 totaled $3.2 million. On October 31, 2006, AOT became a wholly-owned subsidiary as a result of our purchase of Goodyear's interest. As of December 31, 2007, the investment on the consolidated balance sheet of $1.1 million represents the amount contributed to a technology company.

Property, Plant and Equipment—Property, plant and equipment are recorded at cost and are depreciated using the straight-line method over their expected useful lives which are generally as follows:

Buildings and improvements	15-30 years
Factory machinery and equipment	10 years

Deferred Financing Costs—Costs incurred in connection with the Credit Agreement and issuance of senior subordinated notes (see Note 6) have been deferred and are being amortized over the life of the related debt using the effective interest method.

Goodwill—Goodwill consists of costs in excess of the net assets acquired in connection with the Phelps Dodge Corporation ("PDC") acquisition of us in March 1988, the Accuride Erie acquisition in April 1999, the AdM acquisition in July 1999, and the TTI acquisition in January 2005. Effective January 1, 2002, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142, *Accounting for Goodwill and Other Intangible Assets.* Accordingly, we no longer amortize goodwill, but test for impairment at least annually. The impairment test performed as of November 30, 2007 resulted in no impairment.

Intangible Assets—SFAS No. 141, *Business Combinations,* and SFAS No. 142, *Goodwill and Other Intangible Assets*, have been applied to the TTI transaction (See Note 2). Accordingly, the tangible and identifiable intangible assets and liabilities have been adjusted to fair values with the remainder of the purchase price recorded as goodwill. Prior to the acquisition of TTI in January 2005, there were no intangible assets. Indefinite lived intangibles assets (trade names) are not amortized but are reviewed for impairment at least annually or more frequently if impairment indicators arise. The impairment test that was performed as of November 30, 2007 resulted in an impairment loss in our Components segment of $1.1 million (see Note 4).

Long-Lived Assets—We evaluate our long-lived assets to be held and used and our identifiable intangible assets for impairment when events or changes in economic circumstances indicate the carrying amount of such assets may not be recoverable. Impairment is determined by comparison of the carrying amount of the asset to the net undiscounted cash flows expected to be generated by the related asset group. Long-lived assets to be disposed of are carried at the lower of cost or fair value less the costs of disposal.

Pension Plans—We have trusteed, non-contributory pension plans covering certain U.S. and Canadian employees. For certain plans, the benefits are based on career average salary and years of service and, for other plans, a fixed amount for each year of service. Our net periodic pension benefit costs are actuarially determined. Our funding policy provides that payments to the pension trusts shall be at least equal to the minimum legal funding requirements.

Postretirement Benefits Other Than Pensions—We have postretirement health care and life insurance benefit plans covering certain U.S. non-bargained and Canadian employees. We account for these benefits on an accrual basis and provide for the expected cost of such postretirement benefits accrued during the years employees render the necessary service. Our funding policy provides that payments to participants shall be at least equal to our cash basis obligation.

Postemployment Benefits Other Than Pensions—We have certain post-employment benefit plans, which provide severance benefits, covering certain U.S. and Canadian employees. We account for these benefits on an accrual basis.

Income Taxes—Deferred tax assets and liabilities are computed based on differences between financial statement and income tax bases of assets and liabilities using enacted income tax rates. Deferred income tax expense or benefit is based on the change in deferred tax assets and liabilities from period to period, subject to an ongoing assessment of realization of deferred tax assets. Management judgment is required in developing our provision for income taxes, including the determination of deferred tax assets, liabilities and any valuation allowance recorded against the deferred tax assets. We evaluate quarterly the realizability of our net deferred tax assets by assessing the valuation allowance and adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are our forecast of taxable income and the availability of tax planning strategies that can be implemented to realize the net deferred tax assets. Although realization of our net deferred tax assets is not certain, we have concluded that we will more likely than not realize the deferred tax assets, excluding certain state net operating losses for which we have provided a valuation allowance.

In July 2006, the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes,* to address the noncomparability in reporting tax assets and liabilities resulting from a lack of specific guidance in SFAS No. 109, *Accounting for Income Taxes,* on the uncertainty in income taxes recognized in an enterprise's financial statements. Specifically, FIN 48 prescribes (a) a consistent recognition threshold and (b) a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides related guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 will apply to fiscal years beginning after December 15, 2006. The impact of the adoption of FIN 48 on January 1, 2007, was to decrease retained earnings by $2.1 million, increase goodwill by $0.7 million, decrease income taxes payable by $6.1 million, decrease net deferred tax liabilities by $2.7 million, and increase non-current income taxes payable by $11.6 million.

Research and Development Costs—Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. The amounts expensed in the years ended December 31, 2007, 2006, and 2005 totaled $7.3 million, $8.0 million and $7.2 million, respectively.

Foreign Currency—The assets and liabilities of Accuride Canada and AdM that are receivable or payable in cash are converted at current exchange rates, and inventories and other non-monetary assets and liabilities are converted at historical rates. Revenues and expenses are converted at average rates in effect for the period. The functional currencies of Accuride Canada and AdM have been determined to be the U.S. dollar. Accordingly, gains and losses resulting from conversion of such amounts, as well as gains and losses on foreign currency transactions, are included in operating results as "Other income (expense), net." We had aggregate foreign currency gains of $6.6 million, $0.1 million and $0.6 million for the years ended December 31, 2007, 2006, and 2005, respectively.

Concentrations of Credit Risk—Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash, cash equivalents, customer receivables, and derivative financial instruments. We place our cash and cash equivalents and execute derivatives with high quality financial institutions. Generally, we do not require collateral or other security to support customer receivables.

Derivative Financial Instruments—We use derivative instruments to manage exposure to foreign currency, commodity prices, and interest rate risks. We do not enter into derivative financial instruments for trading or speculative purposes. The derivative instruments used by us include interest rate and foreign exchange instruments. All derivative instruments are recognized on the consolidated balance sheet at their estimated fair value. See Note 13 for the carrying amounts and estimated fair values of these instruments.

Interest Rate Instruments—We use interest rate swap agreements as a means of fixing the interest rate on portions of our floating-rate debt. At December 31, 2007, we had two interest rate swap agreements outstanding. See Note 6 for the details of the agreements. The interest rate swap agreements are not designated as hedges for financial reporting purposes and are carried in the consolidated financial statements at fair value, with all realized and unrealized gains or losses reflected in current period earnings as a component of interest expense. See Note 6 for the description of interest rate instruments.

Foreign Exchange Instruments—We use foreign currency forward contracts and options to limit foreign exchange risk on anticipated but not yet committed transactions expected to be denominated in Canadian dollars. As of December 31, 2005, we had foreign exchange instruments with an immaterial value that were designated as cash flow hedges. Based on historical experience and analysis performed by us, management expected that these derivative instruments would be highly effective in offsetting the change in the value of the anticipated transactions being hedged. As such, unrealized gains or losses were deferred in "Other Comprehensive Income (Loss)" with only realized gains or losses reflected in earnings as "Cost of Goods Sold." These instruments expired in the first quarter of 2006.

While we had no outstanding instruments at December 31, 2007, we had $20.4 million of outstanding foreign currency exchange instruments at December 31, 2006. Foreign currency forward contracts are carried in the consolidated financial statements at fair value, with unrealized gains or losses reflected in current period earnings as other income or expense. The settlement amounts are also reported in the consolidated financial statements as a component of other income or expense. As of December 31, 2007, there were no derivatives designated as hedges for financial reporting purposes.

Commodity Price Instruments—We periodically use commodity price swap contracts to limit exposure to changes in certain raw material prices. Commodity price instruments, which do not meet the normal purchase exception, are not designated as hedges for financial reporting purposes and, accordingly, are carried in the financial statements at fair value, with realized and unrealized gains and losses reflected in current period earnings as a component of "Cost of goods sold." The notional amount of commodity price instruments at December 31, 2007 was $12.5 million. We had no outstanding commodity price swaps at December 31, 2005 and 2006.

The pre-tax realized and unrealized gains (losses) on our derivative financial instruments for the years ended December 31, 2007, 2006, and 2005 recognized in our consolidated statements of operations are as follows:

	Interest Rate Instruments		Foreign Exchange Instruments	
	Realized Gain (Loss)	Unrealized Gain (Loss)	Realized Gain (Loss)	Unrealized Gain (Loss)
2005	$ (307)	$2,651	$ 699	—
2006	2,536	(184)	—	$(283)
2007	(2,644)	2,322	2,698	283

Earnings Per Share—Earnings per share are calculated as net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share are calculated by dividing net income by this weighted-average number of common shares outstanding plus common stock equivalents outstanding during the year. Employee stock options outstanding to acquire

1,176,276 shares in 2007, 97,592 shares in 2006, and 40,195 shares in 2005 were not included in the computation of diluted earnings per common share because the effect would be anti-dilutive.

	December 31,		
	2007	2006	2005
Numerator:			
Net income (loss)	$(8,639)	$65,133	$51,229
Denominator:			
Basic weighted average shares outstanding	35,179	34,280	29,500
Effect of dilutive share-based awards	70	388	575
Dilutive weighted average shares outstanding	35,249	34,668	30,075

Stock Based Compensation—As described in Note 10, we maintain stock-based compensation plans which allow for the issuance of incentive stock options, or ISOs, as defined in section 422 of the Internal Revenue Code of 1986, as amended, or the Code, nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, or SARs, deferred stock, dividend equivalent rights, performance awards and stock payments, which we refer to collectively as Awards, to officers, our key employees, and to members of the Board of Directors. We also maintain an employee stock purchase plan that provides for the issuance of shares to all of our eligible employees at a discounted price. Effective January 1, 2006, we adopted SFAS No. 123(R), Share-Based Payment. Under the modified prospective method of adoption, compensation expense related to share-based awards is recognized beginning in 2006, but compensation expense in 2005 related to share-based awards continues to be disclosed on a pro forma basis only. There was no cumulative effect of adopting SFAS No. 123(R).

New Accounting Pronouncements

SFAS No. 157—In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, to eliminate the diversity in practice that exists due to the different definitions of fair value and the limited guidance for applying those definitions in GAAP that are dispersed among the many accounting pronouncements that require fair value measurements. SFAS No. 157 will apply to fiscal years beginning after November 15, 2007. In November 2007, the FASB provided a one year deferral for the implementation of SFAS No. 157 for other nonfinancial assets and liabilities. Management does not currently anticipate a material impact of SFAS No. 157 on the consolidated financial statements.

SFAS No. 159—In February 2007, the FASB issued SFAS No. 159, *Establishing the Fair Value Option for Financial Assets and Liabilities*, to permit all entities to choose to elect to measure eligible financial instruments at fair value. SFAS No. 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 157, *Fair Value Measurements.* An entity is prohibited from retrospectively applying SFAS No. 159, unless it chooses early adoption. Management does not currently anticipate a material impact of SFAS No. 159 on the consolidated financial statements.

SFAS No. 141(R)—In December 2007, the FASB issued SFAS No. 141(R), which replaces SFAS No. 141. SFAS No. 141(R) requires the acquirer of a business to recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at fair value. SFAS No. 141(R) also requires transactions costs related to the business combination to be expensed as incurred. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Management is currently evaluating the impact of SFAS No. 141(R) related to future acquisitions, if any, on our consolidated financial statements.

SFAS No. 160—In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements*. SFAS No. 160 requires all entities to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements. Its intention is to eliminate the diversity in practice regarding the accounting for transactions between an entity and noncontrolling interests. SFAS No. 160 will apply to fiscal years beginning on or after December 15, 2008. Management is currently evaluating the impact of SFAS No. 160 on the consolidated financial statements.

Note 2—Acquisitions

On January 31, 2005, we completed our acquisition of TTI. Accuride Corporation issued 7,964,238 shares of common stock in exchange for the assets of TTI. The transaction was accounted for using the purchase method of accounting in accordance with SFAS No. 141, *Business Combinations*, and accordingly, the operating results of TTI have been included with those of the Company subsequent to January 31, 2005. In connection with the merger, we refinanced substantially all our debt (See Note 6).

On October 31, 2006, AOT became a wholly-owned subsidiary as a result of our purchase of Goodyear's interest for $0.7 million, net of cash acquired. Subsequent to the acquisition date, the results of operations are included in our consolidated results of operations. Prior to October 31, 2006, this investment was accounted for under the equity method and results of operations were included within equity earnings of affiliates.

Note 3—Inventories

The inventories at December 31, 2007 and 2006, on a FIFO basis except at AdM which values inventories using an average cost basis, were as follows:

	As of December 31,	
	2007	2006
Raw materials	$30,267	$ 29,437
Work in process	28,193	39,796
Finished manufactured goods	34,110	34,420
Total inventories	$92,570	$103,653

Note 4—Goodwill and Other Intangible Assets

SFAS No. 141, *Business Combinations,* and SFAS No. 142, *Goodwill and Other Intangible Assets,* have been applied to the acquisition of TTI, which occurred on January 31, 2005. Accordingly, the tangible and identifiable intangible assets and liabilities were adjusted to fair values with the remainder of the purchase price recorded as goodwill. Additionally, goodwill and indefinite lived intangibles assets (trade names) are not amortized but are reviewed for impairment at least annually or more frequently if impairment indicators arise. Amortization expense in 2007 was $5.7 million. We estimate that aggregate amortization expense for 2008 will be $5.4 million with the following four years at $4.7 million each year. The summary of goodwill and other intangible assets is as follows:

	Weighted Average Useful Lives	As of December 31, 2007			As of December 31, 2006		
		Gross Amount	Accumulated Amortization & Impairment	Carrying Amount	Gross Amount	Accumulated Amortization	Carrying Amount
Goodwill	—	$378,804	—	$378,804	$389,513	—	$389,513
Other intangible assets:							
Non-compete agreements	3.0	$ 2,600	$ 1,938	$ 662	$ 2,600	$ 999	$ 1,601
Trade names	—	38,080	1,100	36,980	38,080	—	38,080
Technology	14.7	33,540	6,690	26,850	33,540	4,395	29,145
Customer relationships	29.6	71,500	7,122	64,378	71,500	4,682	66,818
		$145,720	$16,850	$128,870	$145,720	$10,076	$135,644

Indefinite lived intangibles assets (trade names) are not amortized but are reviewed for impairment at least annually or more frequently if impairment indicators arise. The test that was performed for 2007 resulted in an impairment loss of our Gunite trade name in our Components segment of $1.1 million, which was recorded in Operating expenses and had an earnings per share impact of $0.02. The fair value of our trade names are based on discounted cash flows on royalties from future revenues. The decrease in valuation was a result of reduced demand in the commercial vehicle industry.

The following presents the changes in the carrying amount of goodwill for the year ended December 31, 2007:

	Wheels	Components	Other	Total
Balance at December 31, 2006	$123,199	$254,219	$12,095	$389,513
Adoption of FIN 48 on January 1, 2007	—	731	—	731
Tax matters related to TTI Merger	—	(11,035)	(405)	(11,440)
Balance at December 31, 2007	$123,199	$243,915	$11,690	$378,804

During 2007, goodwill was reduced by $4.1 million in accordance with EITF 93-7, *Uncertainties Related to Income Taxes in a Purchase Business Combination*, due to settlements of tax audits and amendments of previously filed returns. Also during 2007, we increased deferred tax assets and reduced goodwill by $7.4 million for the correction of an immaterial error related to the TTI Merger. We considered both the qualitative and quantitative effects of this error on the financial statements for the fiscal year ended December 31, 2007, as well as the qualitative and quantitative effects of including the error correction in previous periods and concluded that the effects on the financial statements are not material.

Note 5—Property, Plant and Equipment

Property, plant and equipment at December 31, 2007 and 2006 consist of the following:

	2007	2006
Land and land improvements	$ 12,760	$ 12,572
Buildings	97,906	96,875
Machinery and equipment	579,263	556,196
	689,929	665,643
Less: accumulated depreciation	410,689	364,837
Property, plant and equipment, net	$279,240	$300,806

During 2006, we changed our estimated lives for certain light wheel assets related to a customer re-sourcing decision as described in Note 17. The new depreciation period was selected to correspond with the estimated date of re-sourcing. Due to the acceleration of depreciation, operating income during 2006 and 2007 was reduced by $16.3 million and $12.8 million, respectively. The impacts on earnings per share for 2006 and 2007 were $0.30 and $0.24, respectively.

Depreciation expense for the years ended December 31, 2007, 2006 and 2005 was $55.9 million, $61.5 million and $40.4 million, respectively. During 2006, we sold our Columbia, Tennessee property for net proceeds of $1.9 million, resulting in a loss of $1.4 million. Also in 2006, we recorded a $2.3 million impairment of tooling assets in our Piedmont, Alabama facility as a result of a discontinuation of a certain product line.

Note 6—Debt

Debt at December 31, 2007 and 2006 consists of the following:

	2007	2006
Term B Facility	$294,625	$364,625
Senior subordinated notes	275,000	275,000
Industrial Revenue Bond	3,100	3,100
	572,725	642,725
Less current maturities	—	—
Total	$572,725	$642,725

Bank Borrowing—In connection with the TTI merger, we entered into a Fourth Amended and Restated Credit Agreement consisting of (1) a term credit facility (the Term B Loan Facility) in an aggregate principal amount of $550.0 million that will mature on January 31, 2012, and (2) a revolving credit facility (the "Revolver") in an aggregate principal amount of $125.0 million (comprised of a $95.0 million U.S. revolving credit facility and the continuation of a $30.0 million Canadian revolving credit facility) that will terminate on January 31, 2010. As of December 31, 2007, $294.6 million was outstanding under the Term B Loan Facility and the Revolver was undrawn. The Term B Loan Facility requires quarterly amortization payments of $1.4 million that commenced on March 31, 2005, with the balance paid on the maturity date. On March 31, 2005, we prepaid $11.0 million of the Term B Loan Facility future amortization payments without penalty along with the regularly scheduled payment of $1.4 million. On April 26, 2005, we completed an initial public offering of our common stock. Net proceeds from the initial public offering were approximately $89.6 million in 2005.

The proceeds from the initial public offering were used to repay a portion of the Term Loan B facility under our term credit facility. This prepayment was not subject to a prepayment penalty.

The interest rates applicable to loans under our senior credit facilities are, at the option of the Company or Accuride Canada, Inc., as applicable, a base rate or Eurodollar rate plus, in each case, an applicable margin which is subject to adjustment based on our leverage ratio. The base rate is a fluctuating interest rate equal to the highest of (a) the base rate reported by Citibank, N.A. (or, with respect to the Canadian revolving credit facility, the reference rate of interest established or quoted by Citibank Canada for determining interest rates on U.S. dollar denominated commercial loans made by Citibank Canada in Canada), (b) a reserve adjusted three-week moving average of offering rates for three-month certificates of deposit plus one-half of one percent (0.5%) and (c) the federal funds effective rate plus one-half of one percent (0.5%). At December 31, 2007 and 2006, the interest rates under our bank borrowings were 8.5% and 7.4%, respectively. The obligations under our senior credit facilities are guaranteed by all of our domestic subsidiaries. The loans under the credit facilities are secured by, among other things, a lien on substantially all of our U.S. properties and assets and of our domestic subsidiaries and a pledge of 65% of the stock of our foreign subsidiaries. The loans under the Canadian revolving facility are secured by substantially all of the properties and assets of Accuride Canada, Inc.

During 2005, we incurred a loss on early extinguishment of debt totaling $4.5 million. The loss includes cash fees of $2.9 million associated with the note extinguishment and the non-cash write-off of unamortized deferred financing costs of $1.2 million and unamortized bond discount of $0.3 million.

On November 28, 2007, we entered into an amendment to the Fourth Amended and Restated Credit Agreement, dated as of January 31, 2005. The amendment increased pricing and modified certain financial covenants through 2008, including changes to the leverage, interest coverage and fixed charge coverage ratios. We were in compliance with all such covenants at December 31, 2007.

Senior Subordinated Notes—In connection with the TTI merger, we issued $275.0 million aggregate principal amount of 8½% senior subordinated notes due 2015 in a private placement transaction. That transaction resulted in the repayment of our 9.25% senior subordinated notes due 2008 issued pursuant to an indenture, dated as of January 21, 1998. Interest on the senior subordinated notes is payable on February 1 and August 1 of each year, beginning on August 1, 2005. The notes mature on February 1, 2015 and may be redeemed, at our option, in whole or in part, at any time on or before February 1, 2010 at a price equal to 100% of the principal amount, plus an applicable make-whole premium, and accrued and unpaid interest and special interest if any, to the date of redemption. On or after February 1, 2010, the senior subordinated notes are redeemable at certain specified prices. In addition, on or before February 1, 2008, we may redeem up to 40% of the aggregate principal amount of notes issued under the indenture with the proceeds of certain equity offerings. The new senior subordinated notes are general unsecured obligations (1) subordinated in right of payment to all of our and the guarantors' existing and future senior indebtedness, including any borrowings under our new senior credit facilities; (2) equal in right of payment with any of the Company's and the guarantors' existing and future senior subordinated indebtedness; (3) senior in right of payment to all of the Company's and the guarantors' existing and future subordinated indebtedness and (4) structurally subordinated to all obligations of our subsidiaries that do not guarantee the outstanding notes. On June 15, 2005, we completed an exchange offer of these senior subordinated notes for substantially identical notes registered under the Securities Act of 1933, as amended. As of December 31, 2007, the aggregate principal amount of senior subordinated notes outstanding was $275.0 million.

In connection with the refinancing of the bank borrowing and issuance of senior subordinated notes in 2005, we incurred total costs of $15.5 million. These costs include cash fees of $13.7 million associated with these transactions, and the non-cash write-off of unamortized debt issuance costs of $1.8 million.

Under the terms of our credit agreement, there are certain restrictive covenants that limit the payment of cash dividends and establish minimum financial ratios. Our new senior credit facilities and the indenture governing our senior subordinated notes restrict our ability to pay dividends. In addition, our new senior credit facilities include other more restrictive covenants and prohibit us from prepaying our other indebtedness, including our new senior subordinated notes, while borrowings under our new senior credit facilities are outstanding. We were in compliance with all such covenants at December 31, 2007.

Interest Rate Instruments—As of December 31, 2007, we had two interest rate swap agreements outstanding. The first was for $250 million and the terms with the counterparty are to exchange, at specified intervals, the difference between 4.43% from March 2007 through March 2008, and the variable rate interest amounts calculated by reference to the notional principal amount. The second agreement was established in December 2007 and the terms with the counterparty are to exchange, at specified intervals, the difference between 3.81% from March 2008 through March 2010, and the variable rate interest amounts calculated by reference to the notional principal amount. The notional principal amounts under the terms are $200 million from March 2008 through March 2009, $150 million from March 2009 through September 2009 and $125 million from September 2009 through March 2010.

Maturities of long-term debt based on minimum scheduled payments as of December 31, 2007 are as follows:

2008	$ —
2009	—
2010	—
2011	—
2012	294,625
Thereafter	278,100
Total	$572,725

Note 7—Supplemental Cash Flows Disclosure

For the purpose of preparing the consolidated financial statements, we consider all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. During 2007, 2006, and 2005, we recorded non-cash pension liability adjustments, net of tax, of $14.0 million, $23.7 million, and ($13.6 million), respectively, as a component of Other Comprehensive Income. We also recorded a non-cash increase in our pension benefit obligation of $20.5 million, net of tax, in 2006, pursuant to the adoption of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.*

Note 8—Pension and Other Postretirement Benefit Plans

We have funded noncontributory employee defined benefit pension plans that cover substantially all U.S. and Canadian employees (the "plans"). Employees covered under the U.S. salaried plan are eligible to participate upon the completion of one year of service and benefits are determined by their cash balance accounts, which are based on an allocation they earn each year. Employees covered under the Canadian salaried plan are eligible to participate upon the completion of two years of service and benefits are based upon career average salary and years of service. Employees covered under the hourly plans are generally eligible to participate at the time of employment and benefits are generally based on a fixed amount for each year of service. U.S. employees are vested in the plans after five years of service; Canadian hourly employees are vested after two years of service. We use a December 31 measurement date for all of our plans.

In addition to providing pension benefits, we also have certain unfunded health care and life insurance programs for U.S. non-bargained and Canadian employees who meet certain eligibility requirements. These benefits are provided through contracts with insurance companies and health service providers. The coverage is provided on a non-contributory basis for certain groups of employees and on a contributory basis for other groups.

Obligations and Funded Status:

	Pension Benefits		Other Benefits	
	2007	2006	2007	2006
Change in benefit obligation:				
Benefit obligation—beginning of year	$178,788	$169,590	$ 84,582	$ 87,022
Service cost	3,717	4,440	1,058	1,381
Interest cost	10,300	9,366	4,345	4,736
Actuarial losses (gains)	(2,027)	(1,579)	(15,104)	(5,681)
Benefits paid	(9,261)	(7,541)	(3,341)	(3,145)
Foreign currency exchange rate changes	13,367	—	1,713	—
Plan amendment	—	4,512	(11,213)	—
Curtailment	(5,187)	—	(702)	(232)
Special termination benefits	6,863	—	—	—
Incurred retiree drug subsidy reimbursements	—	—	154	133
Plan participant's contributions	—	—	470	368
Benefit obligation—end of year	196,560	178,788	61,962	84,582
Accumulated benefit obligation	$193,984	$176,056	—	—
Change in plan assets:				
Fair value of assets—beginning of year	164,064	138,692	—	—
Actual return on plan assets	6,247	16,381	—	—
Employer contribution	15,987	16,532	2871	2,777
Plan participant's contribution	—	—	470	368
Benefits paid	(9,261)	(7,541)	(3,341)	(3,145)
Foreign currency exchange rate changes	13,703	—	—	—
Fair value of assets—end of year	190,740	164,064	—	—
Reconciliation of funded status:				
Unfunded status	$ (5,820)	(14,724)	$(61,962)	(84,582)
Amounts recognized in the statement of financial position:				
Prepaid benefit cost	$ 5,119	$ 372	—	—
Accrued benefit liability	(10,939)	(15,096)	$(61,962)	$(84,582)
Accumulated other comprehensive loss (income)	38,830	39,319	(24,982)	579
Net amount recognized	$ 33,010	$ 24,595	$(86,944)	$(84,003)
Amounts expected to be recognized in AOCI in the following fiscal year:				
Amortization of net transition (asset)/obligation	$ 16		$ —	
Amortization of prior service cost	408		(1,339)	
Amortization of net (gain)/loss	1,846		(535)	
Total amortization	$ 2,270		$ (1,874)	

Components of Net Periodic Benefit Cost:

	Pension Benefits			Other Benefits		
	2007	2006	2005	2007	2006	2005
Service cost-benefits earned during the year	$ 3,717	$ 4,440	$ 3,639	$ 1,058	$1,381	$1,456
Interest cost on projected benefit obligation	10,298	9,366	8,130	4,403	4,736	4,186
Expected return on plan assets	(13,930)	(12,074)	(10,701)	—	—	—
Prior service cost (net)	469	906	512	(841)	(705)	(549)
Other amortization (net)	1,847	2,431	1,315	137	538	287
Net amount charged to income	$ 2,401	$ 5,069	$ 2,895	$ 4,757	$5,950	$5,380
Curtailment charge (gain) and special termination benefits	11,085	2,413	—	(739)	79	—
Total benefits cost charged to income	$ 13,486	$ 7,482	$ 2,895	$ 4,018	$6,029	$5,380
Recognized in other comprehensive income (loss):						
Amortization of net transition (asset) obligation	82			—		
Prior service (credit) cost	—			11,213		
Amortization of prior service (credit) cost	3,042			(773)		
Change in net actuarial (gain) loss	(2,634)			15,121		
Total recognized in other comprehensive income (loss)	490			25,561		
Total recognized in total benefits charged to income and other comprehensive income (loss)	$(12,996)			$21,543		

During 2007 and 2006, we recorded pre-tax curtailment charges and special termination benefits of $9.1 million and $2.5 million, respectively, as a result of a reduction of workforce in our London, Ontario facility. During 2007, we recorded pre-tax curtailment charges of $1.2 million and a $9.8 million reduction of our benefit obligation as a result of an amendment to our post-employment benefit plan at our Erie, Pennsylvania facility. In 2006, an amendment to the pension benefit plan at our Canadian facility resulted in adding $4.5 million to our benefit obligation.

Actuarial Assumptions:

Assumptions used to determine benefit obligations as of December 31 were as follows:

	Pension Benefits		Other Benefits	
	2007	2006	2007	2006
Average discount rate	6.04%	5.55%	6.36%	5.80%
Rate of increase in future compensation levels	3.50%	3.50%	3.50%	3.50%

Assumptions used to determine net periodic benefit cost for the years ended December 31 were as follows:

	Pension Benefits		Other Benefits	
	2007	2006	2007	2006
Average discount rate	5.58%	5.42%	5.85%	5.64%
Rate of increase in future compensation levels	3.50%	3.50%	3.50%	3.50%
Expected long-term rate of return on assets	8.00%	8.38%	N/A	N/A

The expected long-term rate of return on assets is determined primarily by looking at past performance. In addition, management considers the long-term performance characteristics of the asset mix.

Assumed health care cost trend rates at December 31 were as follows:

	2007	2006
Health care cost trend rate assumed for next year	10.00%	11.00%
Rate to which the cost trend rate is assumed to decline	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2013	2012

The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage point change in assumed health care cost trend rates would have the following effects on 2007:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost	$1,137	$(1,154)
Effect on postretirement benefit obligation	$7,784	$(6,527)

Plan Assets:

Our pension plan weighted-average asset allocations at December 31, 2007 and 2006 were as follows:

	2007	2006
Equity securities	64%	63%
Debt securities	33%	31%
Other	3%	6%
Total	100%	100%

Our investment objectives are (1) to maintain the purchasing power of the current assets and all future contributions; (2) to maximize return within reasonable and prudent levels of risk; (3) to maintain an appropriate asset allocation policy that is compatible with the actuarial assumptions, while still having the potential to produce positive real returns; and (4) to control costs of administering the plan and managing the investments.

Our desired investment result is a long-term rate of return on assets that is at least a 5% real rate of return, or 5% over inflation as measured by the Consumer Price Index for the U.S. plans. The target rate of return for the plans have been based upon the assumption that future real returns will approximate the long-term rates of return experienced for each asset class in our investment policy statement. Our investment guidelines are based upon an investment horizon of greater than five years, so that interim fluctuations should be viewed with appropriate perspective. Similarly, the Plan's strategic asset allocation is based on this long-term perspective.

We believe that the plan's risk and liquidity posture are, in large part, a function of asset class mix. Our investment committee has reviewed the long-term performance characteristics of various asset classes, focusing on balancing the risks and rewards of market behavior. Based on this and the plan's time horizon, risk tolerances, performance expectations and asset class preferences, the following strategic asset allocation was derived:

	Lower Limit	Strategic Allocation	Upper Limit
Domestic Large Capitalization Equities:			
Value	10%	15%	20%
Growth	10%	15%	20%
Index-Passive	15%	20%	25%
Domestic Aggressive Growth Equities:			
International Equities	5%	10%	15%
Large-Mid Cap	5%	10%	15%
Fixed Income:			
Domestic	25%	30%	35%

The allocation of the fund is reviewed periodically. Should any of the strategic allocations extend beyond the suggested lower or upper limits, a portfolio rebalance may be appropriate.

While we use the same methodologies to manage the Canadian plans, the primary objective is to achieve a minimum rate of return of Consumer Price Index plus 3 over 4-year moving periods, and to obtain total fund rates of return that are in the top third over 4-year moving periods when compared to a representative sample of Canadian pension funds with similar asset mix characteristics. The asset mix for the Canadian pension fund is targeted as follows:

	Minimum	Maximum
Total Equities	40%	65%
Foreign Equities	0%	50%
Bonds and Mortgages	25%	50%
Short-Term	0%	15%

Cash Flows—We expect to contribute approximately $15.9 million to our pension plans and $3.4 million to our other postretirement benefit plan in 2008. Pension and postretirement benefits (which include expected future service) are expected to be paid out of the respective plans as follows:

	Pension Benefits	Other Benefits
2008	$ 9,931	$ 3,605
2009	$10,509	$ 3,962
2010	$10,279	$ 4,199
2011	$10,467	$ 4,440
2012	$12,035	$ 4,619
2013–2017 (in total)	$69,394	$25,826

Other Plans—We also provide a 401(k) savings plan and a profit sharing plan for substantially all U.S. salaried employees. Select employees may also participate in the Accuride Executive Retirement Allowance Policy and a supplemental savings plan. Expenses recognized in 2007, 2006, and 2005 were $1.0 million, $1.1 million, and $1.6 million, respectively.

Note 9—Income Taxes

The income tax provisions for the years ended December 31 are as follows:

	2007	2006	2005
Current:			
Federal	$(2,274)	$ 5,693	$ 2,092
State	665	1,597	2,271
Foreign	6,928	11,657	2,516
	5,319	18,947	6,879
Deferred:			
Federal	(4,635)	12,358	16,422
State	(303)	2,948	1,391
Foreign	(3,240)	(4,131)	4,340
Valuation allowance	(272)	(1,503)	(823)
	(8,450)	9,672	21,330
Total	$(3,131)	$28,619	$28,209

The foreign component of pretax earnings before eliminations in 2007, 2006 and 2005 was approximately $17,752, $27,737, and $22,930 respectively.

A reconciliation of the U.S. statutory tax rate to our effective tax rate (benefit) for the years ended December 31, is as follows:

	2007	2006	2005
Statutory tax rate	(35.0)%	35.0%	35.0%
State and local income taxes	(4.1)	1.70	3.5
Incremental foreign tax (benefit)	(21.5)	(3.2)	(1.5)
Change in valuation allowance	(2.3)	(0.2)	(1.0)
Adjustment of prior year income tax accruals	—	(1.4)	—
Foreign subsidiary dividend	12.4	—	—
Change in liability for unrecognized tax benefit	20.6	—	—
Other items—net	3.2	(1.4)	(0.5)
Effective tax rate	(26.7)%	30.5%	35.5%

Deferred income tax assets and liabilities comprised the following at December 31:

	2007	2006
Deferred tax assets:		
Postretirement and postemployment benefits	$ 23,244	$ 31,650
Accrued liabilities, reserves and other	8,569	7,244
Debt transaction and refinancing costs	6,573	7,263
Inventories	3,285	3,382
Accrued compensation and benefits	5,805	6,020
Worker's compensation	2,829	2,975
Pension benefit	1,749	—
State income taxes	60	95
Tax credits	8,409	120
Indirect effect of unrecognized tax benefits	2,688	—
Loss carryforwards	8,217	7,851
Valuation allowance	(5,702)	(6,039)
Total deferred tax assets	65,726	60,561
Deferred tax liabilities:		
Asset basis and depreciation	15,598	18,910
Unrealized foreign exchange gain	3,442	1,742
Pension costs	—	1,463
Intangible assets	61,829	62,600
Other	79	1,340
Total deferred tax liabilities	80,948	86,055
Net deferred tax asset (liability)	(15,222)	(25,494)
Current deferred tax asset	19,422	14,451
Long-term deferred income tax asset (liability)—net	$(34,644)	$(39,945)

Our net operating losses, available in various tax jurisdictions at December 31, 2007, will expire beginning 2012 through 2027. In the current year, we have recorded deferred tax assets for additional foreign and state tax credits incurred through 2007, which will expire beginning 2016 through 2021. No net operating loss carryforwards or foreign tax credits will expire in 2008. Realization of deferred tax assets is dependent upon taxable income within the carryforward periods available under the applicable tax laws. Although realization of deferred tax assets in excess of deferred tax liabilities is not certain, management has concluded that it is more likely than not we will realize the full benefit of deferred tax assets, except for valuation allowances related to certain state loss and state tax credit carryforwards.

During 2006, we determined that an additional $30.3 million in tax basis of assets involved in the 1998 recapitalization should be recognized based on the settlement between the taxing authority and the former shareholder. As a result, we recorded a $7.3 million increase in deferred tax assets and a $4.5 million decrease in tax contingency reserves. The amount recorded, totaling $11.8 million was recognized in additional paid-in-capital.

During 2007, the valuation allowances related to state net operating loss carry forwards were reduced by $0.3 million, net. This net $0.3 million reduction included an increase of $0.4 million due to changes in management's estimate of future earnings and a reduction of $0.7 million for an adjustment in 2007 to reflect differences in the 2006 tax provision accrual to the tax return. During 2006, valuation allowances related to state net operating loss carry forwards and credits were reduced by $1.5 million, net. This $1.5 million net reduction included an increase of $0.3 million due to changes in management's estimate of future earnings, a $1.3 million reduction due to a law change regarding a state tax credit resulting in the company removing the deferred tax asset and the related 100% valuation allowance for the credit, and a reduction of $0.5 million for an adjustment in 2006 to reflect differences in the 2005 tax provision accrual to the tax return.

During 2007, the company completed a tax restructuring of its Mexican operations. This restructuring included the sale of all manufacturing assets and inventory by AdM to the US parent and a distribution of cash from AdM to the US Parent. As a result, the company recorded a taxable dividend to the US parent of $31.0 million, which creates a corresponding FTC of $8.3 million.

During 2007, there were income tax law changes in the following jurisdictions in which we are taxable; Canada, Mexico, and Michigan. These tax law changes had an insignificant effect on our financial statements and on our effective tax rate.

No provision has been made for U.S. income taxes related to undistributed earnings of our foreign subsidiaries that we intend to permanently reinvest. At December 31, 2007, Accuride Canada had $28.0 million of cumulative retained earnings and AdM had $6.0 million of cumulative retained earnings.

On January 1, 2007, we adopted FIN 48, *Accounting for Uncertainty in Income Taxes*. The impact of the adoption of FIN 48 on January 1, 2007, was to decrease retained earnings by $2.1 million, increase goodwill by $0.7 million, decrease income taxes payable by $6.1 million, decrease net deferred tax liabilities by $2.7 million, and increase non-current income taxes payable by $11.6 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$11,566
Additions based on tax positions related to the current year	709
Additions for tax positions of prior years	3,412
Reductions for tax positions of prior years	—
Reductions due to lapse of statute of limitations	(1,279)
Settlements with taxing authorities	(1,358)
Balance at December 31, 2007	$13,050

The total amount of unrecognized tax benefits that would, if recognized, affect the effective income tax rate was approximately $6.9 million as of December 31, 2007. Also included in the balance of unrecognized tax benefits is $2.7 million of tax benefits that, if recognized, would affect other tax accounts and $1.0 million of tax benefits that, if recognized, would be a decrease to goodwill.

We also recognize accrued interest expense and penalties related to the unrecognized tax benefits as additional tax expense, which is consistent with prior periods. The total amount of accrued interest and penalties was approximately $2.3 million and $1.6 million, respectively, as of December 31, 2007. The total amount of accrued interest and penalties was $0.4 million and $1.4 million respectively, as of December 31, 2006. A decrease in interest of $0.2 million and a decrease in penalties of $0.4 million was recognized in 2007.

As of December 31, 2007, we were open to examination in the U.S. federal tax jurisdiction for the 2004-2006 tax years, in Canada for the years of 1999-2006, and in Mexico for the years of 2001-2006. We are currently under audit in the U.S. federal tax jurisdiction for the 2005 tax year. We were also open to examination in various state and local jurisdictions for the 2003-2006 tax years, none of which were individually material. We believe that our accrual for tax liabilities is adequate for all open audit years. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events.

It is reasonably possible that U.S. federal, state and local, and non-U.S. tax examinations will be settled during the next twelve months. If any of these tax audit settlements do occur within the next twelve months, we would make any necessary adjustments to the accrual for uncertain tax benefits. Until formal resolutions are reached with the tax authorities, the determination of a possible audit settlement range for the impact on uncertain tax benefits is not practicable. On the basis of present information, it is our opinion that any assessments resulting from the current audits will not have a material effect on our consolidated financial statements. The company believes that it is reasonably possible that an increase of up to $0.7 million in unrecognized benefits may be necessary within the coming year. In addition, the company believes that it is reasonably possible that approximately $1.0 million of its currently remaining unrecognized tax positions, each of which are individually insignificant, may be recognized by the end of 2008 as a result of a lapse of the statute of limitations.

Note 10—Stock-Based Compensation Plans

2005 Incentive Plan—In connection with the initial public offering in April 2005, we adopted the Accuride Corporation 2005 Incentive Award Plan, which we refer to as the Incentive Plan. The Incentive Plan will terminate on the earlier of ten years after it was approved by our stockholders or when our Board of Directors terminates the Incentive Plan. The Incentive Plan provides for the grant of incentive stock options, or ISOs, as defined in section 422 of the Internal Revenue Code of 1986, as amended, or the Code, nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, or SARs, deferred stock, dividend equivalent rights, performance awards and stock payments, which we refer to collectively as Awards, to our employees, consultants and directors. The 2005 Incentive Award Plan authorized the issuance of a maximum of 1,633,988 shares of common stock for grants or exercises of Awards. On June 14, 2007, the 2005 Incentive Award Plan was amended to increase the number of shares available for common stock grants to 3,633,988.

Employee Stock Purchase Plan—During 2005, we adopted the Accuride Corporation Employee Stock Purchase Plan, or ESPP, which is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of common stock, at quarterly intervals, with their accumulated payroll deductions. Under the Accuride ESPP, we have reserved 653,595 shares as available to issue to all of our eligible employees as determined by the Board of Directors. The ESPP has quarterly offering periods, however payroll deductions for participants are accumulated during the quarterly offering periods. Effective January 2006, the ESPP allows for shares to be purchased at a price per share equal to 95% of the fair market value per share on the purchase dates. During 2006 and 2007, 78,296 and 45,294 shares were purchased under the ESPP. Funds to purchase an additional 15,260 shares were accumulated during the fourth quarter of 2007 and those shares were issued in early 2008.

Effective January 1, 2006, we adopted SFAS No. 123(R), *Share-Based Payment*. Under the modified prospective method of adoption, compensation expense related to stock options is recognized beginning in 2006. Compensation expense in 2005 related to stock options continues to be disclosed on a pro forma basis only. This statement applies to all awards granted after the effective date and to modifications, repurchases, or cancellations of existing awards. Additionally, under the modified prospective method of adoption, we recognize compensation expense for the portion of outstanding awards on the adoption date for which the requisite service period has not yet been rendered based on the grant-date fair value of those awards calculated under SFAS No. 123 and 148 for pro forma disclosures. SFAS No. 123(R) requires that forfeitures be estimated over the vesting period of an award, rather than be recognized as a reduction of compensation expense at the time of the actual forfeiture. Prior to January 1, 2006, we applied APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations in accounting for the plans; accordingly, since the grant price of the stock options was at least 100% of the fair value at the date of the grant, no compensation expense was recognized by us in connection with the option grants. Also, as the employee stock purchase plan was considered noncompensatory, no expense related to this plan was recognized. Compensation expense for 2005 related to stock options continues to be disclosed on a pro forma basis only. Had compensation cost for the plans been determined based on the fair value at the grant dates for awards under the plan consistent with the fair value method of SFAS No. 123, the effect on our net income would have been the following:

	Year Ended December 31, 2005
Net income as reported	$51,229
Add: Total stock-based employee compensation expense determined under the intrinsic value based method, net of related tax effects	—
Deduct: Total stock-based employee compensation expense determined under the fair value based method, net of related tax effects	(619)
Pro forma net income	$50,610
Earnings per share—as reported:	
Basic	$ 1.74
Diluted	$ 1.70
Earnings per share—pro forma:	
Basic	$ 1.72
Diluted	$ 1.68

The weighted average fair value of options granted in 2005 was $4.59. The fair value of the 2005 options was estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield equaling 0%, risk free interest rates ranging from 4.41% to 4.62%, expected volatilities averaging 39.5%, and expected lives of 7 years. The 2005 pro forma adjustment also includes the impact of the Employee Stock Purchase Plan. The pro forma amounts are not representative of the effects on reported net income for future years.

Performance Options—We award performance options to officers and other key employees under the 2005 Plan. Under these awards, a number of options to acquire shares will vest based upon the attainment of the applicable targets established under our incentive compensation plan approved by the Compensation Committee. Certain outstanding performance options are applicable to performance measurement periods in future fiscal years. Performance options generally vest over four years and have 10-year contractual terms. A summary of performance option activity during the year ended December 31, 2007 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Actual Term	Aggregate Intrinsic Value
Performance options outstanding at December 31, 2006	368,680	$ 9.34		
Exercised	(60,495)	$ 9.00		$552
Forfeited	(13,937)	$11.78		
Performance options outstanding at December 31, 2007	294,248	$ 9.29	7.3 years	—
Performance options vested or expected to vest	273,000	$ 9.29	7.3 years	—
Performance options exercisable at December 31, 2007	98,890	$ 9.00	7.4 years	—

There is no intrinsic value on performance options outstanding due to the closing price on December 31, 2007 being lower than the strike price of the options.

Service Options—We grant options to officers, other key employees, and members of our Board of Directors under the 2005 Plan as consideration for service. Options granted generally vest annually over a three and one-half year period and have 10-year contractual terms. A summary of service option activity during the year ended December 31, 2007 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Actual Term	Aggregate Intrinsic Value
Service options outstanding at December 31, 2006	928,093	$7.36		
Granted	15,260	$7.47		
Exercised	(395,934)	$5.24		$3,485
Forfeited	(50,682)	$9.41		
Service options outstanding at December 31, 2007	496,737	$8.84	6.0 years	$ 363
Service options vested or expected to vest	462,000	$8.84	6.0 years	$ 363
Service options exercisable at December 31, 2007	328,522	$8.17	6.0 years	$ 357

Restricted Stock Units—We grant restricted stock units (RSUs) to officers and other key employees under the 2005 Plan as consideration for service. RSUs granted generally vest over a three and one-half year period. A summary of RSU activity under the 2005 Incentive Award Plan during the year ended December 31, 2007 is presented below:

	Number of Options	Weighted Average Grant-date Fair Value	Weighted Average Remaining Vesting Period
RSUs unvested at December 31, 2006	157,624	$11.34	
Granted	159,272	$15.00	
Vested	(46,982)	$12.44	
Forfeited	(32,314)	$13.13	
RSUs unvested at December 31, 2007	237,600	$13.33	1.8 years
RSUs expected to vest	203,032	$13.33	1.8 years

The awards granted during 2006 and 2007 vest in installments of 10%, 20%, 30%, and 40% over a four-year-period beginning in the year of each grant.

Stock Appreciation Rights—We grant stock appreciation rights (SARs) to officers, other key employees, and members of our Board of Directors under the 2005 Plan as consideration for service. SARs granted generally cliff vest at the end of a three and one-half year period and have 10-year contractual terms. Our SARs are also applicable to performance measurement periods in fiscal years with a performance-acceleration clause that could allow for 25% vesting on December 31 of each of the four years if certain performance targets (that are normally established at the beginning of each year) are met. A summary of SAR activity under the 2005 Incentive Award Plan during the year ended December 31, 2007 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Actual Term	Aggregate Intrinsic Value
SARs outstanding at December 31, 2006	453,716	$11.34		
Granted	367,688	$14.99		
Exercised	—	$ —		
Forfeited	(91,929)	$12.86		
SARs outstanding at December 31, 2007	729,475	$12.99	9.5 years	—
SARs vested or expected to vest	693,832	$12.28	9.0 years	—
SARs exercisable at December 31, 2007	—	—	—	—

Included in the 2007 grants are 88,296 SARs, less forfeitures, that are applicable to performance measurement periods in future fiscal years and will be measured at fair value when the performance targets are established in future fiscal years. The remaining 29,432 SARs, less forfeitures, will vest on December 31, 2010, since performance targets established for 2007 were not achieved. There is no intrinsic value on the SARs outstanding due to the closing price on December 31, 2007 being lower than the strike price of the SARs.

In determining the estimated fair value of our share-based awards as of the grant date, we used the Black-Scholes option-pricing model with the assumptions illustrated in the table below.

	For The Years Ended December 31,	
	2007	2006
Expected Dividend Yield	0.0%	0.0%
Expected Volatility in Stock Price	41.6%	43.6%
Risk-Free Interest Rate	5.1%	5.0%
Expected Life of Stock Awards	6.3 years	7.0 years
Weighted-Average Fair Value at Grant Date	$ 7.39	$ 6.08

The expected volatility is based upon volatility of comparable industry Company common stock that has been traded for a period commensurate with the expected life. The expected term of options granted is derived from historical exercise and termination patterns, and represents the period of time that options granted are expected to be outstanding. The risk-free rate used is based on the published U.S. Treasury yield curve in effect at the time of grant for instruments with a similar life. The dividend yield is based upon the most recently declared quarterly dividend as of the grant date.

Compensation expense recorded during 2007 and 2006 was $2.7 million and $1.5 million, respectively. Compensation expense for unvested instruments of approximately $5.8 million will be recognized over a weighted period of 1.1 years. The tax benefit recognized during 2007 and 2006 was approximately $1.3 million and $2.1 million, respectively.

Note 11—Commitments

We lease certain plant, office space, and equipment for varying periods. Management expects that in the normal course of business, expiring leases will be renewed or replaced by other leases. Purchase commitments related to fixed assets at December 31, 2007 totaled $7.0 million. Rent expense for the years ended December 31, 2007, 2006, and 2005 was $6.5 million, $6.8 million and $9.2 million, respectively. Future minimum lease payments for all non-cancelable operating leases having a remaining term in excess of one year at December 31, 2007, are as follows:

2008	$ 6,266
2009	5,292
2010	3,824
2011	2,879
2012	2,789
Thereafter	5,356
Total	$26,406

Note 12—Segment Reporting

During 2007, as a part of our continual monitoring of the long-term economic characteristics, products and production processes, class of customer, and distribution methods of our operating segments, we determined our seven operating segments aggregate into three reportable segments: Wheels, Components, and Other. Accordingly, we have revised the prior period information to conform to the current period segment presentation. All of our segments design, manufacture and market products to the commercial vehicle industry. The Wheels segment's products consist of wheels for heavy- and medium-duty trucks and commercial trailers. The Components segment's products consist of truck body and chassis parts, wheel-end components and assemblies, and seats. The Other segment's products primarily consist of other commercial vehicle components, including steerable drive axles and gearboxes. We believe this segmentation is appropriate based upon management's operating decisions and performance assessment. The accounting policies of the reportable segments are the same as described in Note 1, Significant Accounting Policies.

	2007	2006	2005
Net sales:			
Wheels	$ 477,115	$ 678,499	$ 619,985
Components	491,324	681,371	570,119
Other	45,247	48,285	39,207
Consolidated total	$1,013,686	$1,408,155	$1,229,311
Operating income (loss):			
Wheels	$ 60,078	$ 106,128	$ 117,784
Components	(2,583)	65,548	59,186
Other	7,527	8,123	3,519
Corporate	(35,426)	(36,360)	(30,954)
Consolidated total	$ 29,596	$ 143,439	$ 149,535
Total assets:			
Wheels	$ 188,288	$ 226,357	
Components	578,158	623,156	
Other	45,466	48,655	
Corporate	301,722	335,019	
Consolidated total	$1,113,634	$1,233,187	

Geographic Segments—Our operations in the United States, Canada, and Mexico are summarized below.

For Year Ended Dec. 31, 2007	United States	Canada	Mexico	Eliminations	Combined
Net sales:					
Sales to unaffiliated customers—domestic	$812,748	$12,748	$48,664	$ —	$ 874,160
Sales to unaffiliated customers—export	130,894	—	8,632	—	139,526
Total	$943,642	$12,748	$57,296	$ —	$1,013,686
Long-lived assets	$851,416	$66,520	$10,509	$(128,176)	$ 800,269

For Year Ended Dec. 31, 2006	United States	Canada	Mexico	Eliminations	Combined
Net sales:					
Sales to unaffiliated customers—domestic	$1,140,182	$15,973	$48,218	$ —	$1,204,373
Sales to unaffiliated customers—export	192,785	—	10,997	—	203,782
Total	$1,332,967	$15,973	$59,215	$ —	$1,408,155
Long-lived assets	$ 884,501	$82,611	$28,038	$(160,203)	$ 834,947

For Year Ended Dec. 31, 2005	United States	Canada	Mexico	Eliminations	Combined
Net sales:					
Sales to unaffiliated customers—domestic	$1,000,549	$14,902	$41,811	$ —	$1,057,262
Sales to unaffiliated customers—export	164,795	—	7,254	—	172,049
Total	$1,165,344	$14,902	$49,065	$ —	$1,229,311

Each geographic segment made sales to each of the three major customers in 2007 that each exceed 10% of total net sales for the years ended December 31. Sales to those customers are as follows:

	2007		2006		2005	
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
Customer one	$168,416	16.6%	$253,457	18.0%	$213,001	17.3%
Customer two	167,327	16.5%	250,460	17.8%	184,953	15.0%
Customer three	136,578	13.5%	221,733	15.7%	143,500	11.7%
	$472,321	46.6%	$725,650	51.5%	$541,454	44.0%

Sales by product grouping for the years ended December 31 are as follows:

	2007		2006		2005	
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
Wheels	$ 477,115	47.1%	$ 678,499	48.2%	$ 619,985	50.4%
Wheel-end components and assemblies	199,235	19.7%	290,662	20.6%	259,923	21.1%
Truck body and chassis parts	137,002	13.5%	197,902	14.1%	146,904	12.0%
Seating assemblies	52,087	5.1%	77,974	5.5%	70,842	5.8%
Other components	148,247	14.6%	163,118	11.6%	131,657	10.7%
	$1,013,686	100.0%	$1,408,155	100.0%	$1,229,311	100.0%

Note 13—Financial Instruments

We have determined the estimated fair value amounts of financial instruments using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have an effect on the estimated fair value amounts.

The carrying amounts of cash and cash equivalents, trade receivables, and accounts payable approximate fair value because of the relatively short maturity of these instruments. The carrying amounts and related estimated fair values for our remaining financial instruments are as follows:

	2007		2006	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets				
Aluminum Forward Contracts	$ 452	$ 452	$ —	$ —
Interest Rate Swap Contracts	$ 145	$ 145	$ 2,468	$ 2,468
Liabilities				
Foreign Exchange Forward Contracts	$ —	$ —	$ 283	$ 283
Total Debt	$572,725	$504,346	$642,725	$636,762

Fair values relating to derivative financial instruments reflect the estimated amounts that we would receive or pay to terminate the contracts at the reporting date based on quoted market prices of comparable contracts as of December 31. The fair value of our long-term debt has been determined on the basis of the specific securities issued and outstanding. All of our long-term debt is at variable rates at December 31, 2007 and 2006 except for the senior subordinated notes, which have a fixed interest rate of 8.50% (see Note 6).

Note 14—Related Transactions

In connection with the TTI merger, we entered into a management services agreement with KKR and Trimaran Fund Management L.L.C., or TFM, pursuant to which we retained KKR and TFM to provide management, consulting and financial services to Accuride of the type customarily performed by investment companies to our portfolio companies. In exchange for such services, we agreed to pay an annual fee in the amount equal to $665,000 to KKR and $335,000 to TFM. In addition, we agreed to reimburse KKR and TFM, and their respective affiliates, for all reasonable out-of-pocket expenses incurred in connection with such retention, including travel expenses and expenses of legal counsel. During 2007, we terminated the management services agreement with respect to both KKR and TFM when each party no longer had the right to appoint one or more members to our Board of Directors pursuant to the terms of the Shareholder Rights Agreement that we entered in connection with the TTI merger. During 2007, payments related to these agreements totaled $0.3 million for KKR. There were no payments to TFM due to the termination of the agreement at the beginning of the year.

Note 15—Quarterly Data (unaudited)

The following table sets forth certain quarterly income statement information for the years ended December 31, 2007 and 2006:

	2007				
	Q1	Q2	Q3	Q4	Total
	(Dollars in thousands, except per share data)				
Net sales	$325,430	$245,133	$220,580	$222,543	$1,013,686
Gross profit(1)	24,116	28,454	13,291	20,633	86,494
Operating expenses	15,051	14,223	13,690	13,934	56,898
Income (loss) from operations	9,065	14,231	(399)	6,699	29,596
Other income (expense)(2)	(11,945)	(8,050)	(9,091)	(12,280)	(41,366)
Net income (loss)	(1,884)	4,893	(1,220)	(10,428)	(8,639)
Basic income (loss) per share	$ (0.05)	$ 0.14	$ (0.03)	$ (0.29)	$ (0.25)
Diluted income (loss) per share	$ (0.05)	$ 0.14	$ (0.03)	$ (0.29)	$ (0.25)

	2006				
	Q1	Q2	Q3	Q4	Total
	(Dollars in thousands, except per share data)				
Net sales	$359,925	$361,733	$341,610	$344,887	$1,408,155
Gross profit(1)	56,014	53,120	41,903	45,860	196,897
Operating expenses	13,689	13,087	12,636	14,046	53,458
Income from operations	42,325	40,033	29,267	31,814	143,439
Equity earnings of affiliates	215	176	137	93	621
Other income (expense)(2)	(11,028)	(11,885)	(14,451)	(12,944)	(50,308)
Net income	20,035	18,343	12,435	14,320	65,133
Basic income per share	$ 0.59	$ 0.54	$ 0.36	$ 0.41	$ 1.90
Diluted income per share	$ 0.58	$ 0.53	$ 0.36	$ 0.41	$ 1.88

(1) Impacting gross profit in 2007 were increases in revenue of $10.6 million as a result of a 2006 resolution of a commercial dispute with a customer, accelerated depreciation expense of certain Wheel assets of $12.8 million, severance and other benefit charges of $15.5 million at our London, Ontario facility, and other non-cash post-employment benefit curtailment charges of $1.2 million in the third quarter of 2007 at our Erie, Pennsylvania facility. Impacting gross profit in 2006 were increases in revenue of $10.4 million as a result of a resolution of a commercial dispute with a customer, accelerated depreciation expense of certain light wheel assets of $6.1 million and $10.2 million, in the third and fourth quarters, respectively, losses of $1.4 million from a sale of property in Columbia, Tennessee, in the second quarter, an impairment of tooling assets in our Piedmont, Alabama, facility of $2.3 million in the second quarter, and non-cash pension curtailment charges of $2.5 million in the fourth quarter.

(2) Included in other expense are interest income, interest expense, and other income (expense), net. During the fourth quarter of 2007, we incurred fees of $1.6 million related to the amendment to our credit agreement (see Note 6).

Note 16—Valuation and Qualifying Accounts

The following table summarizes the changes in our valuation and qualifying accounts:

	Balance at Beginning of Period	Additions due to Acquisition	Charges (credits) to Cost and Expenses	Recoveries	Write-Offs	Balance at end of Period
Reserves in Accounts Receivable:						
December 31, 2005(1) . . .	515	1,275	569	23	(505)	1,877
December 31, 2006(1) . . .	1,877	104	1,084	4	(942)	2,127
December 31, 2007	2,127	—	(62)	(436)	(168)	1,461

(1) Additions due to acquisitions of TTI and AOT in 2005 and 2006, respectively.

Note 17—Contingencies

We are from time to time involved in various legal proceedings of a character normally incident to our business. We do not believe that the outcome of these proceedings will have a material adverse effect on our consolidated financial condition or results of our operations.

Our operations are subject to federal, state and local environmental laws, rules and regulations. Pursuant to our Recapitalization on January 21, 1998, we were indemnified by PDC with respect to certain environmental liabilities at our Henderson and London facilities, subject to certain limitations. Pursuant to the AKW acquisition agreement on April 1, 1999, in which Accuride purchased Kaiser Aluminum and Chemical Corporation's ("Kaiser") 50% interest in AKW, we have been indemnified by Kaiser with respect to certain environmental liabilities relating to the facilities leased by AKW (the "Erie Lease"). On February 12, 2002, Kaiser filed a voluntary petition in the United States Bankruptcy Court for the District of Delaware for reorganization under Chapter 11 of the United States Bankruptcy Code, which could limit our ability to pursue indemnification claims, if necessary, from Kaiser. Management does not believe that the outcome of any environmental proceedings will have a material adverse effect on the consolidated financial condition or results of our operations.

As of December 31, 2007, we had an environmental reserve of approximately $2.6 million, related primarily to TTI's foundry operations. This reserve is based on current cost estimates and does not reduce estimated expenditures to net present value, but does take into account the benefit of a contractual indemnity given to us by a prior owner of our wheel-end subsidiary. The failure for the indemnitor to fulfill its obligations could result in future costs that may be material. Any cash expenditures required by us or our subsidiaries to comply with applicable environmental laws and/or to pay for any remediation efforts will not be reduced or otherwise affected by the existence of the environmental reserve. We currently anticipate spending approximately $0.2 million per year in 2008 through 2011 for monitoring the various environmental sites associated with the environmental reserve, including attorney and consultant costs for strategic planning and negotiations with regulators and other potentially responsible parties, and payment of remedial investigation costs. Based on all of the information presently available to us, we believe that our environmental reserves will be adequate to cover the future costs related to the sites associated with the environmental reserves, and that any additional costs will not have a material adverse effect on our financial condition, results of operations or cash flows. However, the discovery of additional sites, the modification of existing or promulgation of new laws or regulations, more vigorous enforcement by regulators, the imposition of joint and several liability under CERCLA or analogous state laws, or other unanticipated events could also result in such a material adverse effect.

The final Iron and Steel Foundry National Emission Standard for Hazardous Air Pollutants, or NESHAP, was developed pursuant to Section 112(d) of the Clean Air Act and requires all major sources of hazardous air pollutants to install controls representative of maximum achievable control technology. We are evaluating the applicability of the Iron and Steel Foundry NESHAP to our foundry operations. If applicable, compliance with the Iron and Steel Foundry NESHAP may result in future significant capital costs, which we currently expect to be approximately $6 million in total during the period 2008 through 2009.

Pursuant to the Recapitalization of the Company on January 21, 1998, we were indemnified by Phelps Dodge Corporation with respect to certain environmental liabilities at our Henderson and London facilities, subject to certain limitations. At the Erie, Pennsylvania, facility, we have obtained an environmental insurance policy to provide coverage with respect to certain environmental liabilities. Management does not believe that the outcome of any environmental proceedings will have a material adverse effect on our consolidated financial condition or results of operations.

During the fourth quarter of 2006, we resolved a commercial dispute with Ford Motor Company. As a result of the resolution, we recognized $10.4 million of revenue in 2006 and $10.6 million in 2007. In addition, cash flow increased by $10.0 million in 2006 and $11.0 million in 2007. Ford re-sourced its Accuride business to another supplier during 2007. In 2007, total sales to Ford were less than 5% of total revenues. See Note 5 for a discussion of accelerated depreciation associated with the light wheel assets as a result of the expected reduction in product sales to Ford.

As of December 31, 2007, we had approximately 3,500 employees, of which 927 were salaried employees with the remainder paid hourly. Unions represent approximately 1,650 of our employees, or 47% of the total. There is one contract expiring on August 31, 2008 for our Fabco facility in California. We do not anticipate that the outcome of these negotiations will have a material adverse effect on our operating performance or costs. Our contract with the UAW at our Rockford, Illinois, facility expired in November 2007. We were not able to negotiate a mutually acceptable agreement with the UAW, and as a result on November 18, 2007, we began an indefinite lock-out in order to protect the supply of products to our customers as well as provide security for facility personnel and equipment. On March 9, 2008, the workers represented by the UAW voted to approve a new contract. Although we expect the UAW workers to return to work in the near future, we continue to operate the facility with salaried employees and outside contractors. While we did not experience a supply disruption to our customers during the lockout, there is no guarantee that the lock-out and the reinstatement of the unionized workforce will not have a material adverse affect on pre-tax earnings in 2008.

On January 19, 2007, the Public Works Superintendent of the City of Portland, Tennessee issued a cease and desist order to the Company's Imperial Group, alleging Imperial Group's Portland, Tennessee facility was discharging wastewater into the City of Portland's wastewater treatment system that contained nickel in excess of permit limits. We fully cooperated with the City of Portland to address the alleged wastewater discharge issue, negotiated a settlement, and paid for damages and penalties totaling approximately $0.3 million.

Note 18—Product Warranties

The Company provides product warranties in conjunction with certain product sales. Generally, sales are accompanied by a 1- to 5-year standard warranty. These warranties cover factors such as non-conformance to specifications and defects in material and workmanship.

Estimated standard warranty costs are recorded in the period in which the related product sales occur. The warranty liability recorded at each balance sheet date in other current liabilities reflects the estimated number of months of warranty coverage outstanding for products delivered times the average of historical monthly warranty payments, as well as additional amounts for certain major warranty issues that exceed a normal claims level. The following table summarizes product warranty activity recorded for the years ended December 31, 2007, 2006, and 2005:

	2007	2006	2005
Balance—beginning of year	$ 1,976	$1,374	$ 25
Additions due to TTI acquisition	—	—	891
Provision for new warranties	1,796	1,203	2,207
Payments	(1,412)	(601)	(1,749)
Balance—end of year	$ 2,360	$1,976	$ 1,374

Note 19—Guarantor and Non-guarantor Financial Statements

Our 8½% Senior Subordinated Notes due 2015 are fully and unconditionally guaranteed, on a joint and several basis, by substantially all of our 100% owned domestic subsidiaries ("Guarantor Subsidiaries"). The non-guarantor subsidiaries are our foreign subsidiaries. The following condensed financial information illustrates the composition of the combined Guarantor Subsidiaries:

CONDENSED CONSOLIDATING BALANCE SHEETS

	December 31, 2007				
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
			(in thousands)		
ASSETS					
Cash	$ 85,940	$ (2,474)	$ 7,469	—	$ 90,935
Accounts receivable, net	23,485	194,935	8,222	$(139,447)	87,195
Inventories and supplies	23,819	76,865	13,436	(1,010)	113,110
Other current assets	6,952	11,836	3,337	—	22,125
Total current assets	140,196	281,162	32,464	(140,457)	313,365
Property, plant, and equipment, net	42,020	185,948	51,272	—	279,240
Goodwill	66,973	303,790	8,041	—	378,804
Intangible assets, net	587	128,283	—	—	128,870
Investment in affiliates	613,448	—	—	(612,358)	1,090
Deferred tax assets	26,011	14,134	13,316	(53,461)	—
Other non-current assets	6,862	265	5,138	—	12,265
TOTAL	$896,097	$913,582	$110,231	$(806,276)	$1,113,634
LIABILITIES AND STOCKHOLDERS' EQUITY					
Accounts payable	$ 8,843	$ 61,478	$ 9,749	—	80,070
Accrued payroll and compensation	7,442	14,227	8,787	—	30,456
Accrued interest payable	11,066	10	29	—	11,105
Accrued and other liabilities	1,367	239,177	11,344	(223,565)	28,323
Total current liabilities	28,718	314,892	29,909	(223,565)	149,954
Long term debt, net	569,625	3,100	—	—	572,725
Deferred and long-term income taxes	12,790	67,991	17,239	(53,461)	44,559
Other non-current liabilities	11,164	50,950	10,482	—	72,596
Stockholders' equity	273,800	476,649	52,601	$(529,250)	273,800
TOTAL	$896,097	$913,582	$110,231	$(806,276)	$1,113,634

	December 31, 2006				
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
			(in thousands)		
ASSETS					
Cash	$ 84,855	$ (4,502)	$ 29,851	—	$ 110,204
Accounts receivable, net	316,159	212,591	13,861	$(399,946)	142,665
Inventories and supplies	15,961	81,935	28,932	(1,051)	125,777
Other current assets	8,161	10,249	1,184	—	19,594
Total current assets	425,136	300,273	73,828	(400,997)	398,240
Property, plant, and equipment, net	30,725	186,136	83,945	—	300,806
Goodwill	66,973	314,499	8,041	—	389,513
Intangible assets, net	1,379	134,265	—	—	135,644
Investment in affiliates	528,839	—	—	(528,489)	350
Deferred tax assets	20,804	19,710	17,278	(57,792)	—
Other non-current assets	8,066	112	456	—	8,634
TOTAL	$1,081,922	$954,995	$183,548	$(987,278)	$1,233,187
LIABILITIES AND STOCKHOLDERS' EQUITY					
Accounts payable	$ 9,552	$ 81,469	$ 16,196	—	107,217
Accrued payroll and compensation	8,852	15,120	4,458	—	28,430
Accrued interest payable	4,706	22	6,678	—	11,406
Accrued and other liabilities	139,562	264,455	35,775	(399,946)	39,846
Total current liabilities	162,672	361,066	63,107	(399,946)	186,899
Long term debt, net	639,625	3,100	—	—	642,725
Deferred income taxes	290	76,342	21,105	(57,792)	39,945
Other non-current liabilities	15,753	71,552	12,731	—	100,036
Stockholders' equity	263,582	442,935	86,605	$(529,540)	263,582
TOTAL	$1,081,922	$954,995	$183,548	$(987,278)	$1,233,187

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

	Year ended December 31, 2007				
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
Net sales	$297,338	$673,975	$250,582	$(208,209)	$1,013,686
Cost of goods sold	265,137	641,526	228,738	(208,209)	927,192
Gross profit	32,201	32,449	21,844	—	86,494
Operating expenses	41,977	14,015	906	—	56,898
Income from operations	(9,776)	18,434	20,938	—	29,596
Other income (expense):					
Interest (expense), net	(43,927)	(138)	(4,279)	—	(48,344)
Equity in earnings of affiliates	32,787	—	—	(32,787)	—
Other income (expense), net	5,458	441	1,079	—	6,978
Income (loss) before income taxes	(15,458)	18,737	17,738	(32,787)	(11,770)
Income tax provision (benefit)	(6,819)	—	3,688	—	(3,131)
Net income (loss)	$ (8,639)	$ 18,737	$ 14,050	$ (32,787)	$ (8,639)

	Year ended December 31, 2006				
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
Net sales	$461,983	$914,586	$361,219	$(329,633)	$1,408,155
Cost of goods sold	406,263	807,654	326,974	(329,633)	1,211,258
Gross profit	55,720	106,932	34,245	—	196,897
Operating expenses	41,785	10,929	744	—	53,458
Income from operations	13,935	96,003	33,501	—	143,439
Other income (expense):					
Interest (expense), net	(46,143)	(101)	(4,666)	—	(50,910)
Equity in earnings of affiliates	118,104	—	—	(117,483)	621
Other income (expense), net	1,156	546	(1,100)	—	602
Income (loss) before income taxes	87,052	96,448	27,735	(117,483)	93,752
Income tax provision	21,919	—	6,700	—	28,619
Net income	$ 65,133	$ 96,448	$ 21,035	$(117,483)	$ 65,133

	Year ended December 31, 2005				
	Parent	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
Net sales	$426,820	$776,062	$313,574	$(287,145)	$1,229,311
Cost of goods sold	351,223	678,966	285,131	(287,145)	1,028,175
Gross profit	75,597	97,096	28,443	—	201,136
Operating expenses	36,243	14,500	858	—	51,601
Income from operations	39,354	82,596	27,585	—	149,535
Other income (expense):					
Interest (expense), net	(46,866)	31	(4,295)	—	(51,130)
Loss on extinguishment of debt	(4,474)	—	—	—	(4,474)
Refinancing costs	(15,513)	—	—	—	(15,513)
Equity in earnings of affiliates	99,155	—	—	(98,700)	455
Other income (expense), net	926	—	(361)	—	565
Income before income taxes	72,582	82,627	22,929	(98,700)	79,438
Income tax provision	21,353	—	6,856	—	28,209
Net income	$ 51,229	$ 82,627	$ 16,073	$ (98,700)	$ 51,229

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	Year ended December 31, 2007				
	Parent Company	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net income (loss)	$ (8,639)	$ 18,737	$ 14,050	$(32,787)	$ (8,639)
Adjustments to reconcile net income to net cash provided by operating activities:					
Depreciation and impairment	5,827	29,348	20,737	—	55,912
Amortization—deferred financing costs	1,209	—	26	—	1,235
Amortization and impairment—other intangible assets	787	5,987	—	—	6,774
Loss (gain) on disposal of assets	200	128	105	—	433
Deferred income taxes	(5,210)	—	(3,240)	—	(8,450)
Equity in earnings of affiliates	(32,787)	—	—	32,787	—
Non-cash stock-based compensation	2,719	—	—	—	2,719
Change in other operating items	61,527	(23,311)	(5,258)	—	32,958
Net cash provided by operating activities	25,633	30,889	26,420	—	82,942
CASH FLOWS FROM INVESTING ACTIVITIES:					
Purchases of property, plant, and equipment	(4,933)	(29,734)	(1,832)	—	(36,499)
Proceeds from sale of property, plant, and equipment	—	446	—	—	446
Other investments, net of cash acquired	(740)	—	—	—	(740)
Cash distribution from investment—Trimont	—	427	—	—	427
Net cash used by investing activities	(5,673)	(28,861)	(1,832)	—	(36,366)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Net payments on long-term and revolving debt	(70,000)	—	—	—	(70,000)
Redemption of capital investment	46,970	—	(46,970)		
Proceeds from employee stock option and stock purchase plans	3,006	—	—	—	3,006
Tax benefit from employee stock option exercises	1,149	—	—	—	1,149
Net cash used by financing activities	(18,875)	—	(46,970)	—	(65,845)
Increase (decrease) in cash and cash equivalents	1,085	2,028	(22,382)	—	(19,269)
Cash and cash equivalents, beginning of year	84,855	(4,502)	29,851	—	110,204
Cash and cash equivalents, end of year	$ 85,940	$ (2,474)	$ 7,469	$ —	$ 90,935

	Year ended December 31, 2006				
	Parent Company	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net income	$ 65,133	$ 96,448	$ 21,035	$(117,483)	$ 65,133
Adjustments to reconcile net income to net cash provided by operating activities:					
Depreciation and impairment	6,105	28,415	26,977	—	61,497
Amortization—deferred financing costs	1,207	—	159	—	1,366
Amortization—other intangible assets	793	4,739	—	—	5,532
Loss (gain) on disposal of assets	1,459	134	(42)	—	1,551
Deferred income taxes	14,641	—	(4,969)	—	9,672
Equity in earnings of affiliates	(118,104)	—	—	117,483	(621)
Non-cash stock-based compensation	1,500	—	—	—	1,500
Change in other operating items	147,780	(106,944)	(35,453)	—	5,383
Net cash provided by operating activities	120,514	22,792	7,707	—	151,013
CASH FLOWS FROM INVESTING ACTIVITIES:					
Purchases of property, plant, and equipment	(4,275)	(29,079)	(8,835)	—	(42,189)
Proceeds from sale of property, plant, and equipment	1,888	—	—	—	1,888
Other investments, net of cash acquired	(1,038)	—	—	—	(1,038)
Cash distribution from investment—Trimont	—	544	—	—	544
Net cash used by investing activities	(3,425)	(28,535)	(8,835)	—	(40,795)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Net payments on long-term and revolving debt	(50,000)	—	(5,000)	—	(55,000)
Proceeds from employee stock option and stock purchase plans	4,535	—	—	—	4,535
Tax benefit from employee stock option exercises	2,139	—	—	—	2,139
Payments of costs to issue of shares	(103)	—	—	—	(103)
Net cash used by financing activities	(43,429)	—	(5,000)	—	(48,429)
Increase (decrease) in cash and cash equivalents	73,660	(5,743)	(6,128)	—	61,789
Cash and cash equivalents, beginning of year	11,195	1,241	35,979	—	48,415
Cash and cash equivalents, end of year	$ 84,855	$ (4,502)	$ 29,851	$ —	$110,204

	Year ended December 31, 2005				
	Parent Company	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net income	$ 51,229	$ 82,627	$ 16,073	$(98,700)	$ 51,229
Adjustments to reconcile net income to net cash provided by operating activities:					
Depreciation and impairment	5,824	22,458	12,076	—	40,358
Amortization—deferred financing costs	2,482	—	755	—	3,237
Amortization—other intangible assets	41	5,153	—	—	5,194
Loss on extinguishment of debt	4,474	—	—	—	4,474
Loss (gain) on disposal of assets	276	—	(191)	—	85
Deferred income taxes	17,834	5,857	(2,361)	—	21,330
Equity in earnings of affiliates	(99,155)	—	—	98,700	(455)
Cash distribution from affiliate	1,000	—	—	—	1,000
Change in other operating items	43,486	(86,103)	8,080	—	(34,537)
Net cash provided by operating activities	27,491	29,992	34,432	—	91,915
CASH FLOWS FROM INVESTING ACTIVITIES:					
Purchases of property, plant, and equipment	(4,446)	(29,220)	(6,292)	—	(39,958)
Acquisition costs—TTI	(8,327)	—	—	—	(8,327)
Cash distribution from investment—Trimont	—	679	—	—	679
Net cash used by investing activities	(12,773)	(28,541)	(6,292)	—	(47,606)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Payments on long-term debt	(951,731)	—	(20,000)	—	(971,731)
Proceeds from issuance of long-term debt	825,000	—	—	—	825,000
Proceeds from issuance of shares, net	89,605	—	—	—	89,605
Deferred financing fees	(10,006)	—	—		(10,006)
Payment of premium on notes extinguished	(2,928)	—	—	—	(2,928)
Proceeds from employee stock option and stock purchase plans	2,323	—	—	—	2,323
Net cash used by financing activities	(47,737)	—	(20,000)	—	(67,737)
Increase (decrease) in cash and cash equivalents	(33,019)	1,451	8,140	—	(23,428)
Cash and cash equivalents, beginning of year	44,214	(210)	27,839	—	71,843
Cash and cash equivalents, end of year	$ 11,195	$ 1,241	$ 35,979	$ —	$ 48,415

Exhibit 21.1

SUBSIDIARIES OF ACCURIDE CORPORATION

Subsidiary	Jurisdiction of Incorporation
Accuride Canada, Inc.	Canada (Ontario)
Accuride Cuyahoga Falls, Inc.	Delaware
Accuride de Mexico, S.A. de C.V.(1)	Mexico
Accuride del Norte, S.A. de C.V.	Mexico
Accuride Erie, L.P.	Delaware
Accuride Henderson Limited Liability Company	Delaware
Accuride EMI, LLC	Delaware
AKW General Partner, L.L.C.	Delaware
AOT, Inc.	Delaware
Transportation Technologies Industries, Inc.(2)	Delaware

(1) Accuride de Mexico S.A. de C.V.'s subsidiaries include Accuride de Monterrey, S.A. de C.V., Rims y Ruedas ADM, S.A. de C.V., and Servicios AISA, S.A. de C.V. (all of which are incorporated in Mexico).

(2) TTI's subsidiaries include Truck Components Inc., Gunite Corporation, Gunite EMI Corporation, Brillion Iron Works, Inc., Fabco Automotive Corporation, Bostrom Holdings, Inc., Bostrom Seating, Inc., Bostrom Specialty Seating, Inc., Imperial Group Holdings Corp. -1, Imperial Group Holdings Corp. -2, JAII Management Company, Imperial Group, L.P., and Bostrom Mexico, S.A. de C.V.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-141997 on Form S-3, Registration Statement No. 333-143760 on Form S-8, and Registration Statement No. 333-124341 on Form S-8 of our reports dated March 10, 2008, relating to the consolidated financial statements of Accuride Corporation (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of FIN No. 48, *Accounting for Uncertainty in Income Taxes*, SFAS No. 123(R), *Share Based Payment*), and SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, and the effectiveness of Accuride Corporation's internal control over financial reporting, appearing in this Annual Report on Form 10-K of Accuride Corporation for the year ended December 31, 2007.

/s/ DELOITTE & TOUCHE LLP

Indianapolis, Indiana
March 17, 2008

Exhibit 31.1

Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002 and Rule 13a-14 of the Exchange Act of 1934

CERTIFICATION

I, John R. Murphy, certify that:

1. I have reviewed this annual report on Form 10-K of Accuride Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)), for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 17, 2008

/s/ JOHN R. MURPHY

John R. Murphy
President and Chief Executive Officer

Exhibit 31.2

Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002 and Rule 13a-14 of the Exchange Act of 1934

CERTIFICATION

I, David K. Armstrong, certify that:

1. I have reviewed this annual report on Form 10-K of Accuride Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)), for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 17, 2008

/s/ DAVID K. ARMSTRONG

David K. Armstrong
Senior Vice President/Chief Financial Officer

Exhibit 32.1

Certification Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code

I, John R. Murphy, President and Chief Executive Officer of Accuride Corporation, certify that to my knowledge, (i) the annual report on Form 10-K for the period ended December 31, 2007 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the annual report on Form 10-K for said period fairly presents, in all material respects, the financial condition and results of operations of Accuride Corporation.

/s/ JOHN R. MURPHY Dated: March 17, 2008

John R. Murphy
President and Chief Executive Officer

Exhibit 32.2

Certification Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code

I, David K. Armstrong, Senior Vice President / Chief Financial Officer of Accuride Corporation, certify that to my knowledge, (i) the annual Report on Form 10-K for the period ended December 31, 2007 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the annual report on Form 10-K for said period fairly presents, in all material respects, the financial condition and results of operations of Accuride Corporation.

/s/ DAVID K. ARMSTRONG

David K. Armstrong
Senior Vice President/Chief Financial Officer

Dated: March 17, 2008

Stock Exchange Listing

Accuride's common stock is listed on the New York Stock Exchange and trades under the ticker symbol ACW.

Accuride filed its Section 303A Annual Written Affirmation, without qualification, with the NYSE within 30 days after its annual shareholders' meeting, as as required by NYSE rules.

Independent Auditors

Deloitte & Touche LLP
Suite 2000
Bank One Center / Tower
111 Monument Circle
Indianapolis, IN 46204

Transfer Agent and Registrar

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038

Annual Meeting of Shareholders

The annual meeting of shareholders of Accuride Corporation will be held on Friday, May 16, 2008, at 8:00 a.m. Eastern Time at Ponte Vedra Inn & Club, 200 Ponte Vedra Blvd., Ponte Vedra Beach, Florida, 32082.

Form 10-K & Quarterly Reports

Stockholders may obtain free of charge a copy of Accuride's annual report on Form 10-K (other than the exhibits thereto), its quarterly reports on Form 10-Q as filed with the Securities and Exchange Commission and quarterly press releases by contacting:
Accuride Corporation
Attn: Investor Relations
P.O. Box 15600
Evansville, Indiana 47716
investor@accuridecorp.com
(812) 962-5000

Additionally, an electronic version is available on Accuride's website.

Internet Address

Additional information about Accuride Corporation may be obtained by visiting Accuride's website: *www.accuridecorp.com*.

Board of Directors

Terrence J. Keating
Chairman
Mark D. Dalton
Sr. Vice President of Avenue Capital Group
John D. Durrett, Jr.
Retired Director of McKinsey and Company
Donald T. Johnson
Lead Independent Director
Chairman, President and CEO of Aftermarket Technology Corp.
William M. Lasky
Retired Chairman, President, and CEO of JLG Industries, Inc.
John R. Murphy
Director, President, and Chief Executive Officer of Accuride Corporation
Charles E. Mitchell Rentschler
Vice President of Wall Street Access
Donald C. Roof
Retired Chief Financial Officer of Joy Global

Executive Management

John R. Murphy
President and Chief Executive Officer
David K. Armstrong
Sr. VP - Chief Financial Officer
Edward J. Gulda
Sr. VP – Brillion and Gunite
Elizabeth I. Hamme
Sr. VP - Labor and Employment Affairs

Steven J. Holt
Sr. VP - Strategy, Growth, and Technology
James J. Maniatis
VP - Human Resources
Richard F. Schomer
Sr. VP - Sales & Marketing
Leigh A. Wright
Sr. VP – Accuride Wheels

Board of Directors Committee Composition

C Chairperson / Member	Audit Committee	Compensation Committee	Nominating & Corp. Governance Committee
Mark D. Dalton	Member		
John D. Durrett, Jr.		Member	Member
Donald T. Johnson, Jr.		Chairperson	
William M. Lasky		Member	Chairperson
Charles E. Mitchell Rentschler	Member		
Donald C. Roof	Chairperson		Member

END

Accuride Corporation • 7140 Office Circle • Evansville, IN 47715
www.accuridecorp.com • investor@accuridecorp.com

ACCURIDE WHEELS · GUNITE Corporation · IMPERIAL GROUP · BRILLION IRON WORKS · Bostrom SEATING · Fabco